A STRONG PAST... A BRIGHT FUTURE


Fidelity BANK
BANK

FIDELITY BANK 2008

FIDELITY BANK 1902

FIDELITY D&D
BANCORP, INC.
2008 ANNUAL REPORT

Message From The Chairman And The President

To the Shareholders of Fidelity D and D Bancorp,

Our company's roots go back to the year 1902, when a group of business leaders in the area decided to found a bank and locate it on Dunmore Corners. Throughout its history, the company has seen numerous recessions, the Great Depression of the 1930s, several wars, and nineteen Presidential administrations. By any measure, 2008 will be a year for the history books.

Your company made $3.6 million during 2008. Several events had an impact on our year. Our net interest margin continued to improve to 3.60% from 3.34% for 2007, and exceeded the internal targets. This is an important number for a community bank and represents the difference between our earnings on assets, like loans and investments, and the costs of our deposits and borrowings. Community banks derive the majority of their earnings from this source, and we have worked over the last several years to improve this critical element of our earnings.

Loan growth was also strong in 2008. The news media has reported throughout the year that many banks have stopped lending. Excluding the $28.1 million mortgage loan sale, our loans grew by over 10% in 2008, strong growth in any year. This growth occurred across all loan categories, primarily in commercial, but also consumer and mortgage lending. Perhaps most importantly, all loans were made within our market area.

Equally important is the fact that in these present economic times our asset quality remained strong as the year closed. Overall delinquencies were down when compared to year-end 2007. Non-performing loans remained at low levels of 0.94% of net loans outstanding and were modestly higher than the 0.91% at the end of last year.

In addition, please note that community banks like ours have continued to lend in the face of the current economic environment. Certainly, there have been increases in unemployment, and severe disruptions within the credit markets nationally, but people within our market still buy cars, homes, and expand their businesses. Banks like Fidelity are important sources of credit, and throughout the year, we have continued to lend.

A critical part of our long-term goals over the last several years has been to build core relationships with our customers.


$1.00
$0.80
$0.60
2004
2005
2006
2007
2008

Dividends Per Share



Patrick J. Dempsey
Chairman of the Board



Steven C. Ackmann
President & Chief Executive Officer

Core relationships are the checking, savings, mortgages, car loans and business loans that people need to manage their daily lives. We've achieved success by building a strong service culture within our organization and by investing in banking offices and resources our customers find useful, helpful and convenient.

Our service culture is the result of an intense investment in our staff. We are striving to build within all bank employees a desire to help each of our customers. We try to help solve problems they may have, and help them decide what financial products meet their needs, now and in the future.

Service is also evident in the call center we've built. The center is available from early in the day until well into the evening, and can solve most customer issues, including opening accounts and taking applications right over the phone. For evidence of the customers' enthusiasm for this center, just look at the numbers: calls in 2008 were over 100,000, an increase of almost 20% over 2007.

Another critical component to building core relationships is having offices that customers respond to and feel welcomed. We're pretty obsessive about our new offices and spend a great deal of time making sure the location is the right one for our customers. Traffic counts, ingress and egress, visibility and demographics of the area are just the starting points for us. Once we've settled on a location, we then make sure the office we place there is one that our customers like to use and will develop neighborhood pride.

We have looked across the entire nation to gather the best ideas in retail banking, and the offices we've opened recently exhibit what we've learned and embraced. The systems and processes we have researched and installed are in the forefront of 21st century branch banking. We invite everyone to visit these sites and to see for themselves the advancements realized.

The Green Ridge office opened in May 2007, and immediately grew by almost 40%, even after we had been in that area for over 20 years. In August of 2008, we opened the West Scranton office, with a grand opening weekend that saw over 4,000 people attend. Since the opening, the office has grown to almost $8 million in deposits, all of it the type of core relationships we treasure.

It cannot be stressed enough how net income was negatively affected last year by factors due in many ways to the unprecedented conditions of the economy and the credit markets. There has been much discussion about fair value accounting, and the effects that practice has had on the overall conditions in the illiquid credit market. In 2008, we had an impairment on one of our pooled trust preferred investments of over $430,000 before taxes. It was investment grade when we bought it several years ago, but the disruptions in the credit market have caused these securities to trade very little. Those that have traded seemed to be forced sales by companies that were under great pressure to raise cash. When conditions return to something closer to normal, we're hopeful the values of this class of security will return too.

We also increased our loan provisions at year end. Our loan loss provision calculations are driven by a number of factors, including the history of charge-offs, delinquency trends, internal loan reviews, as well as external market conditions. These external conditions are what primarily caused us to replenish our reserves. Increases in unemployment in 2008, slower real estate sales and indications of rising foreclosures are forward looking indicators. Due to these factors, our loan loss provisions for the year were $940,000, to reinforce and fund our reserve for loan losses to $4,745,234 at year end. From where we stand today such provisions for loan loss will undoubtedly remain high over the next year.

Message From The Chairman And The President *Continued*

The year 2009 is shaping up to be a challenging one for the Banking industry. As the year began, we were already faced with a doubling of our FDIC insurance premiums to help rebuild the fund and to pay for the higher levels of coverage our customers now enjoy. As this letter is written, the FDIC proposed a special assessment on all banks of 0.10% to 0.20% of deposits. The increase, plus the special assessment will be felt across all banks, and will cost us between $500,000 and $1,000,000 in additional FDIC costs. These increases are only just proposed, but undoubtedly, we'll feel a substantial increase in these costs this year. It's important to understand that the FDIC fund that protects bank deposits is funded by the banks themselves, not the taxpayers. Right now, healthy banks like Fidelity are left to fund the costs of fixing the problems that have occurred across our industry. Sadly our shareholders will feel the effect in our earnings per share.



15%
12%
10%
Well Capitalized
9%
2004
2005
2006
2007
2008

Total Capital To Risk-Weighted Assets

Despite the challenges ahead, we remain optimistic about our future. Our capital is strong, at over $48,000,000, and represents 8.5% of assets. Our total capital ratio is 13.6%, well over the 10% the regulators consider well capitalized.

Further, we expect that the unprecedented conditions we've endured over the last two years will begin to improve later this year. Meanwhile, most of our customers are still working, and frankly, this now is one of the best times in years to buy important items like cars, houses, other big ticket items; prices are down and financing costs are low. As confidence recovers, people will begin buying, and the recovery will be underway. As we have for over 107 years, Fidelity will be there to help our customers with their financial needs.

Thank you for your continued support.

Sincerely,

Patrick J. Dempsey, Chairman of the Board

Steven C. Ackmann, President and Chief Executive Officer



Fidelity BANK
Member FDIC

Executive Management, From left to right:
John T. Piszak, Executive Vice President & Chief Risk Officer
Daniel J. Santaniello, Executive Vice President & Chief Operating Officer
Steven C. Ackmann, President & Chief Executive Officer
Salvatore R. DeFrancesco, Jr., CPA, Executive Vice President & Chief Financial Officer
Timothy P. O'Brien, Executive Vice President & Chief Commercial Banking Officer

BOARD OF DIRECTORS



Mr. Patrick J. Dempsey is Chairman of the Board. He is also Chairman of the Board of Dempsey Uniform & Linen Supply, Inc. Mr. Dempsey has been a member of the Bank Board since 1985 and the Company Board since 1999.



Mr. Steven C. Ackmann joined the Bank and Company in July 2004 as President and Chief Executive Officer. Mr. Ackmann has been a member of the Bank Board since July 2004 and the Company board since August 2007.



Mr. Samuel C. Cali serves as Chairman Emeritus. Mr. Cali joined the Bank Board in 1958 and the Company Board in 1999. He is a retired business executive.



Mr. Michael J. McDonald is Vice Chairman of the Board. Mr. McDonald is a partner with the law firm of Foley, McLane, Foley, McDonald and MacGregor, P.C. Mr. McDonald has been a member of the Bank Board since 1994 and the Company Board since 1999.



Mr. John T. Cognetti is Secretary of the Board of Directors. He is President of Hinerfeld Realty, Co. Mr. Cognetti joined the Bank Board in 1988 and the Company Board in 1999.



Mr. David L. Tressler, Sr. is a businessman with extensive banking expertise. He is a consultant with The Quandel Group, Inc. Mr. Tressler joined the Bank Board in 1998 and the Company Board in 1999.



Mrs. Mary E. McDonald is Assistant Secretary of the Board of Directors. Mrs. McDonald is a retired educator with substantial business experience. Mrs. McDonald joined the Bank and Company Boards in 2000.



Mr. Brian J. Cali maintains a private law practice. Mr. Cali joined the Bank and Company Boards in 2001.


welcome to
Fidelity BANK
DEPOSIT & DISCOUNT

Samuel C. Cali
Chairman Emeritus

West Scranton
office entrance

Samuel C. Cali, Chairman Emeritus of both the Bank and the Holding Company, is honored for 50 years of distinguished service in banking by the Pennsylvania Banking Association at a reception last fall. Joining the Bank board in 1958, Sam has been a faithful servant to Fidelity for many years. The board and executive officers joined him in the cerebration.

Financial Highlights

Assets


290 330 370 410 450 490 530 570 610
$ in millions
2008
2007
2006
2005
2004
$575,718,997

Total Loans, Net


320 335 350 365 380 395 410 425 440
$ in millions
2008
2007
2006
2005
2004
$436,291,460

Deposits


320 335 350 365 380 395 410 425 440
$ in millions
2008
2007
2006
2005
2004
$433,311,932

Shareholders' Equity


20 25 30 35 40 45 50 55 60
$ in millions
2008
2007
2006
2005
2004
$48,960,651

Net Income


2,200 2,500 2,800 3,100 3,400 3,700 4,000 4,300 4,600
$ in thousands
2008
2007
2006
2005
2004
$3,635,948

	2008 Amount	2008 % Change	2007 Amount	2007 % Change	2006 Amount	2005 Amount	2004 Amount
FOR THE YEAR							
Net Interest Income	$ 19,277,301	9.41%	$ 17,619.282	2.63%	$ 17,168,601	$ 17,299,275	$ 16,215,356
Net Income	$ 3,635,948	-21.16%	$ 4,611,572	11.79%	$ 4,125,283	$ 4,591,697	$ 3,364,474
Cash Dividends	$ 2,068,680	7.66%	$ 1,921,533	6.67%	$ 1,801,361	$ 1,624,263	$ 1,610,423
Return on Average Assets	0.62%		0.80%		0.73%	0.86%	0.61%
Return on Average Equity	6.81%		8.65%		8.31%	9.64%	7.51%
Net Interest Margin	3.60%		3.34%		3.31%	3.51%	3.20%
PER SHARE							
Net Income - Diluted	$ 1.76	-21.08%	$ 2.23	10.95%	$ 2.01	$ 2.25	$ 1.67
Cash Dividends	$ 1.00	7.53%	$ 0.93	5.68%	$ 0.88	$ 0.80	$ 0.80
Book Value	$ 23.73	-10.86%	$ 26.62	6.10%	$ 25.09	$ 23.95	$ 22.92
Weighted-Average Shares Outstanding	2,068,851	0.10%	2,066,683	0.91%	2,047,975	2,031,211	2,013,798
AT YEAR END							
Assets	$ 575,718,997	-1.99%	$ 587,412,555	4.46%	$ 562,317,988	$ 544,060,698	$ 536,675,138
Earning Assets	$ 526,947,446	-4.15%	$ 549,755,987	4.98%	$ 523,682,180	$ 502,480,130	$ 499,849,188
Investment Securities	$ 84,187,579	-31.55%	$ 122,984,160	22.48%	$ 100,410,736	$ 97,678,573	$ 115,668,818
Total Loans, net	$ 436,291,460	3.32%	$ 422,251,629	1.18%	$ 417,321,048	$ 403,572,679	$ 382,122,753
Deposits	$ 433,311,932	1.79%	$ 425,708,361	3.75%	$ 410,334,595	$ 379,498,640	$ 365,615,335
Borrowings	$ 90,129,704	-11.95%	$ 102,365,031	6.42%	$ 96,192,360	$ 112,477,185	$ 121,653,234
Shareholders' Equity	$ 48,960,651	-11.29%	$ 55,191,294	6.94%	$ 51,611,863	$ 48,846,029	$ 46,366,760
Shares Outstanding at Year End	2,062,927	-0.48%	2,072,929	0.75%	2,057,433	2,039,639	2,023,529
RATIOS							
Net Loans to Deposits	100.69%		99.19%		101.70%	106.34%	104.51%
Non-performing Assets to Total Assets	0.96%		0.67%		0.65%	1.78%	1.99%
Equity to Assets	8.50%		9.40%		9.18%	8.98%	8.64%
Tier I Risk Based Capital	12.58%		12.53%		12.77%	11.99%	12.68%
Total Risk Based Capital	13.64%		13.63%		14.04%	13.26%	13.91%



West Scranton office Financial Planning Resource Center

TRUSTED RELATIONSHIPS

THE SECRET OF SUCCESS IS CONSTANCY OF PURPOSE

The secret to our success has always been our employees. Their knowledge, loyalty and longevity have been our best kept secret. Our care in providing for our employees has been the reason we also have long-standing customers who continue to call us for their financial situations.

Creating a well-trained workforce prepared to give our customers the best possible financial advice is not optional! It is integral to our purpose at hand...to build long-lasting sustaining relationships with our customers. Our focus on growth, productivity and relationship management helps us zero in on the continuous need to train our staff in new products, product upgrades, sales and customer experience. Our sales management staff is taught the importance of training and mentoring to bring the best out in all employees.

Additionally, our standards are high as we fill each open position with the most qualified candidates, capable of filling the role of "trusted advisor."

Constantly measuring and adjusting our strategies allows us to make certain we are always moving towards a "constancy of purpose."

And the proof is in the numbers: households, deposits, loan volume – all up! By focusing on bringing in households, it presents our sales staff with the opportunity to make a connection with our customers and grow "wallet share."

2008 ADVERTISING


LIFE HAPPENS.
Fidelity BANK
www.bankatfidelity.com
Will you be ready?
Fidelity is here to help you plan. We offer a wide range of deposit products.
• Certificates of Deposit • Money Market Accounts • Savings Accounts
Ask us and we'll help get you ready for whatever life throws your way!


GROW GREEN
WITH FIDELITY!
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Home Equity Line of Credit
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PRIME -25%
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Better Than Free Checking
...And We Can Prove It!
Ask us and we'll show you checking that's "Better Than Free"
Open Your Checking Account Today!
Fidelity BANK
Fidelity Bank - Better Than Free



Focusing on our ability to grow with our customers through all their life stages is an important component of our marketing initiatives. Letting them know we can help no matter what life sends their way, from buying their dream home to retirement, is key.

Our business bankers work every day to create an opportunity for businesses to manage and meet their goals by providing products and services that are right for them.



Business Bankers, left to right:
Rosalia Strasser, Vice President & Small Business Banking Officer
Doreen Calpin, Treasury Management Officer
John Keeler, Senior Vice President & Government Banking Officer
John Cantarella, Vice President & Business Banking Officer
Nicholas Parise, Commercial Banking Officer
Jack Ferrett, Senior Vice President & Commercial Banking Officer
Thomas Zabresky, Senior Vice President & Commercial Banking Officer
Francis Crowley, Senior Vice President & Commercial Banking Officer
Donna Gizenski, Vice President & Senior Business Banking Officer
Harold Wesley, Assistant Vice President & Business Banking Officer

Retail Branch Managers:
First row, left to right:
Joanne Pezzuti, Assistant Retail Branch Manager, West Scranton
Jody Lewis, Assistant Vice President & Retail Branch Manager, Moosic
MaryLou Janeski, Retail Branch Manager, Downtown Scranton & Financial Center
Christine Valvano, Retail Branch Manager, Green Ridge

Second row, left to right:
Deborah Yearing, Retail Branch Manager, Eynon
Frank Cimino, Retail Branch Manager, Kingston
Ellen Kanton, Retail Branch Manager, Abington
Dina Scavone, Retail Branch Manager, West Pittston

Third row, left to right:
Wanda Winters, Retail Branch Manager, Dunmore
Karen Sweeney, Retail Branch Manager, Keystone Industrial Park
Maureen Williamson, Retail Branch Manager, West Scranton
Susan Colborn, Retail Branch Manager, Peckville

When our customers need help planning their futures, our branch managers are there to guide them every step of the way.


Personal
Business

West Scranton office Conference Room Interior

Community Focus

From the beginning, Fidelity Bank has been dedicated to the communities it serves. After all, when the community thrives, so does its bank. This commitment was no more apparent than through the decision to locate our twelfth office in West Scranton. This "green" branch is our area's only environmentally-friendly bank and features elements such as a distinguishable white, "swooping roof" which helps to keep the ambient air temperature of the city low, reducing heating and cooling costs of residents. By opting to build in this neighborhood of Scranton, Fidelity has led the charge to revitalize the West Side and encourage expansion and development in this vital part of the city.

Our dedication to the community is not only visible in our buildings but also in our people. This year saw a record number of Bank employees volunteering for various community organizations. The Susan G. Komen Race for the Cure and the American Heart Association Heart Walk each had a team of over 30 employees and hundreds of dollars were raised in support of the American Cancer Society's Daffodil Days. In addition, Fidelity's branches participated in the national Community Banking Month program which used the entire month of April to raise money, supplies and awareness for many non-profit organizations including Meals on Wheels, The Humane Society, Ronald McDonald House, Cell Phones for Soldiers and many more.

Fidelity has always been involved in some of the largest community outreach initiatives in the area. Because we're a locally owned and operated financial institution, our team is devoted to funding local organizations whose mission is to provide a better quality of life for residents of our service area. Hundreds of area police and fire departments, schools, libraries, parks, churches, synagogues and more have benefited from both monetary and in-kind donations throughout the years.

Fidelity's participation in the community reinforced our desire to invest both time and money back into Northeastern Pennsylvania.

West Scranton Office Grand Opening Celebration




Fidelity BANK
DEPOSIT & DISCOUNT
Member FDIC

Scranton's Saint Patrick's Day Parade, March 2008


LIVE UNITED

United Way Day of Caring, September 2008



Susan G. Komen Race for the Cure, September 2008



American Heart Association Start! Heart Walk, October 2008


Fidelity BANK


Motor World
Great Green Giveaway
Fidelity BANK
DEPOSIT & DISCOUNT
Member FDIC
EVERYBODY WINS!
Don't forget to stop by Zummo's Cafe!
1st PRIZE
2008 Lexus RX 400H Luxury Hybrid
2nd PRIZE
$10,000 Dream Vacation Voucher provided by Adventure Travel and Tours
3rd PRIZE
42" High Definition Television
4th PRIZE
Portable Lawn Chair
5th PRIZE
Portable Flashlight & Tool Kit Combination
1st PRIZE
2nd PRIZE
3rd PRIZE
4th PRIZE
5th PRIZE
INSERT WINNING TICKET HERE

Our Great Green Giveaway became the kick-off to a two day Grand Opening Event that attracted over 4000 people. With fun for the kids and adults, and a special check presentation to two local midget football leagues, the weekend was a resounding success.

Directors, Officers, and Managers

Fidelity D & D Bancorp, Inc. Board of Directors and Officers

Directors
Samuel C. Cali, Chairman Emeritus
Patrick J. Dempsey, Chairman
Michael J. McDonald, Esq., Vice Chairman
John T. Cognetti, Secretary
Mary E. McDonald, Assistant Secretary
Brian J. Cali, Esq., Director
David L. Tressler, Sr., Director
Steven C. Ackmann, Director

Officers
Steven C. Ackmann, President & Chief Executive Officer
Daniel J. Santaniello, Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Treasurer & Chief Financial Officer
Barbara Shimkus, Assistant Secretary to the Board & Investor Relations Officer
Diane Davis, Assistant Secretary to the Board

Fidelity Deposit and Discount Bank Officers and Management

Executive Management
Steven C. Ackmann, President & Chief Executive Officer
Daniel J. Santaniello, Executive Vice President & Chief Operating Officer
Salvatore R. DeFrancesco, Jr., CPA, Executive Vice President & Chief Financial Officer
Timothy P. O'Brien, Executive Vice President & Chief Commercial Banking Officer
John T. Piszak, Executive Vice President & Chief Risk Officer

Financial Division
Robert Farrell, Vice President, Cashier and Controller
Alexander T. Behr, Vice President & Financial Analyst
Mary Ann Coviello, Assistant Vice President & Accounting Services Manager

Retail Banking Division
Michelle Carr, Vice President & Regional Retail Banking Manager
Maryann Ellefsen, Assistant Vice President & Retail Services Manager
Jody Lewis, Assistant Vice President & Retail Branch Manager, Moosic
Victoria Randis, Assistant Vice President & Consumer Loan Manager
Bonnie Baker, Assistant Vice President & Residential Mortgage Manager
Frank Cimino, Retail Branch Manager, Kingston
Susan Colborn, Retail Branch Manager, Peckville
MaryLou Janeski, Retail Branch Manager, Scranton
Ellen Kanton, Retail Branch Manager, Abington
Deborah Kennedy, Retail Branch Manager
Dina Scavone, Retail Branch Manager, West Pittston
Karen Sweeney, Retail Branch Manager, Keystone Industrial Park
Christine Valvano, Retail Branch Manager, Green Ridge
Maureen Williamson, Retail Branch Manager, West Scranton
Wanda Winters, Retail Branch Manager, Dunmore
Richard Healey, Customer Care Center Manager
Frances Banick, Assistant Vice President
Catherine Langan, Assistant Vice President & Mortgage Consultant
Margaret Dermody, Officer

Commercial Banking Division
Francis Crowley, Senior Vice President & Commercial Banking Officer
John Ferrett, Senior Vice President & Commercial Banking Officer
John Keeler, Senior Vice President & Government Banking Officer
Thomas Zabresky, Senior Vice President & Commercial Banking Officer
Donna Gizenski, Vice President, & Senior Business Banking Officer
John Cantarella, Vice President & Business Banking Officer
Rosalia Strausser, Vice President & Business Banking Officer
Harold Wesley, Assistant Vice President & Business Banking Officer
Marian Puzycki, Assistant Vice President & Loan Administration Manager
Kathleen Timlin, Quality Control Officer
Doreen Calpin, Treasury Management Officer

Risk Management Division
John Corcoran, Vice President & Resource Recovery Manager
Delbert James, Vice President, & Security Officer
Marilyn Skettino, Vice President & Credit Administration Manager
Thomas Caswell, Assistant Vice President & Credit Analysis Supervisor
Darlene Roberts, Assistant Vice President & Compliance Officer
Robert Siarniak, Assistant Vice President & Collections Manager
Richard Strauss, Assistant Vice President & Loan Workout Officer

Trust
Mary McNichols, Senior Vice President & Senior Trust & Investment Officer
Diane Fonner, Assistant Vice President & Corporate Trust Officer
Virginia Kieler, Trust Operations Manager

Fidelity Asset Management
William McAndrew, Vice President & Financial Services Manager

Support Services
Theresa Ferraro, Vice President & Human Resources Manager
Nadine Marranca, Vice President & Senior Banking Operations Officer
Joann Marsili, Vice President & Marketing Director
Yvonne DelRosso, Assistant Vice President & Information Technology Manager
Maureen Polster, Assistant Vice President & Loan Operations Manager
Barbara Shimkus, Assistant Vice President & Executive Secretary
Sharon Van Leuven, Assistant Vice President & Data Processing Manager
Laura Rivezzi, Assistant Vice President
Denise Bernier, Electronic Banking Manager
Elizabeth Loughney, Deposit Operations Manager
George Yakabusin, Facilities Manager
Beth Munson, Imaging Supervisor
Elaine Motichka, Officer
Suzette Besciglia, Officer

Investor Relations

Fidelity D & D Bancorp, Inc.

Blakely and Drinker Streets
Dunmore, PA 18512
(570) 342-8281

We are a public company whose stock is traded on the Over The Counter Bulletin Board (OTCBB) under the symbol FDBC.

Registrar and Transfer Agent

Shareholders services provided

- Stock transfer
- Dividend reinvestment plan
- Direct deposit of dividends
- Duplicate mailing notification

Registrar and Transfer Company

Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948
info@rtco.com
www.rtco.com

Shareholder/Investor Inquiries

Requests for information or assistance regarding Fidelity D & D Bancorp, Inc. stock should be directed to Ms. Barbara Shimkus in our Investor Relations Department at (570) 348-4357 or investor@fddbank.com

Market Makers

The following firms are believed to presently make a market in Fidelity D & D Bancorp, Inc. stock on the OTCBB

Automated Trading Desk Financial Services, LLC
(843) 489-2000
11 eWall Street
Mount Pleasant, SC 29464

Boenning & Scattergood, Inc.
(610) 832-1212
Four Tower Bridge
200 Barr Harbor, Drive, Suite 300
West Conshohocken, PA 19428

Hudson Securities, Inc.
(201) 216-0100
111 Town Square Plaza, Suite 1500A
Jersey City, NJ 07310

Knight Equity Markets, L.P.
(201) 557-6844
545 Washington Boulevard
Jersey City, NJ 07310

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza, Suite 1620
Chicago, IL 60606

Pershing, LLC
(201) 413-2930
One Pershing Plaza, Eighth Floor
Jersey City, NJ 07399

Stifel, Nicholaus and Company, Inc.
(973) 549-4000
18 Columbia Turnpike, First Floor
Florham Park NJ 07932

UBS Securities, LLC
(203) 719-7448
677 Washington Boulevard, Sixth Floor
Stamford, CT 06901



The West Scranton office was designed to encourage our customers and friends to sit, have a coffee, utilize free wireless internet service, or research the latest information in planning for retirement. Our waiting area is furnished with comfortable seating, an internet cafe', and a children's play space.

Branches and ATMs


Lackawanna County
Eynon
Peckville
Dunmore
Clarks Summit
Scranton
Moosic
Luzerne County
West Pittston
Kingston
Tioga
Sullivan
Wayne
Pike
Monroe
Northampton
Lehigh
Berks
Bucks
Montgomery
Lancaster
Chester
Delaware

Branch and ATM Locations

Abington Office
1311 Morgan Highway
Clarks Summit, PA 18411
570-586-3212

Downtown Scranton Office
139 Wyoming Avenue
Scranton, PA 18503
570-344-4994

Eynon Office
511 Scranton-Carbondale Highway
Eynon, PA 18403
570-521-5000

Fidelity Financial Center
338 North Washington Avenue
Scranton, PA 18503
570-504-8001

Green Ridge Office
111 Green Ridge Street
Scranton, PA 18509
570-342-5532

Keystone Industrial Park Office
1232 Keystone Industrial Park Road
Dunmore, PA 18512
570-348-4003

Kingston Office
247 Wyoming Avenue
Kingston, PA 18704
570-338-0119

Dunmore Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-342-8281

Moosic Office
4010 Birney Avenue
Moosic, PA 18507
570-504-0789

Peckville Office
1598 Main Street
Peckville, PA 18452
570-483-3300

West Pittston Office
801 Wyoming Avenue
West Pittston, PA 18643
570-908-0103

West Scranton Office
400 South Main Avenue
Scranton, PA 18504
570-504-8180

ATM Only Locations

Marywood University
Nazareth Hall
Scranton, PA 18509

Marywood University
Regina Hall
Scranton, PA 18509

Snö Mountain Ski Lodge
1000 Montage Mountain Road
Moosic, PA 18507

T's Corner News
1000 Providence Road
Scranton, PA 18508

The Ice Box
3 West Olive Street
Scranton, PA 18508

The Shoppes at Montage
1035 Shoppes Boulevard
Moosic, PA 18507

Trust Department

Personal and Corporate Trust, Estate Administration and Investment Services

Dunmore Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2244

Fidelity Asset Management

Full Brokerage and Insurance Services

Dunmore Office
Blakely & Drinker Streets
Dunmore, PA 18512
570-504-2206

Customer Care Center

570-342-8281
800-388-4380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

COMMISSION FILE NUMBER 333-90273

FIDELITY D & D BANCORP, INC.

COMMONWEALTH OF PENNSYLVANIA I.R.S. EMPLOYER IDENTIFICATION NO: **23-3017653**

BLAKELY AND DRINKER STREETS
DUNMORE, PENNSYLVANIA 18512
TELEPHONE NUMBER (570) 342-8281

SECURITIES REGISTERED UNDER SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED UNDER SECTION 12(g) OF THE ACT:
Common Stock, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by references in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12B-2 of the Act). Yes ☐ No ☒

Aggregate market value of the voting common stock held by non-affiliates of the registrant equals $49,429,783, as of June 30, 2008, based on a market price of $29.25. The number of shares of common stock outstanding as of February 28, 2009, was 2,062,128.

DOCUMENTS INCORPORATED BY REFERENCE

Excerpts from the Registrant's 2008 Annual Report to Shareholders are incorporated herein by reference in response to Part I. Portions of the Registrant's definitive Proxy Statement to be used in connection with the 2009 Annual Meeting of Shareholders are incorporated herein by reference in partial response to Part II and Part III.

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Fidelity D & D Bancorp, Inc.
2008 Annual Report on Form 10-K
Table of Contents

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements may be identified by the use of the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" and similar terms and phrases, including references to assumptions. Forward-looking statements include risks and uncertainties.

Forward-looking statements are based on various assumptions and analyses made by us in light of management's experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following:

- the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;
- there may be increases in competitive pressure among financial institutions or from non-financial institutions;
- changes in the interest rate environment may reduce interest margins;
- changes in deposit flows, loan demand or real estate and investment securities values may adversely affect our business;
- changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;
- general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;
- legislative or regulatory changes may adversely affect our business;
- technological changes may be more rapid, difficult or expensive than we anticipate;
- success or consummation of new business initiatives may be more difficult or expensive than we anticipate;
- acts of war or terrorism; or
- natural disaster.

Management cautions readers not to place undue reliance on forward-looking statements, which reflect analyses only as of the date of this report. We have no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

Readers should review the risk factors described in Item 1A, above, and in other documents that we file, from time-to-time with the SEC, including quarterly reports on Form 10-Q and any current reports on Form 8-K.

ITEM 1: BUSINESS

Fidelity D & D Bancorp, Inc. (the Company) was incorporated in the Commonwealth of Pennsylvania, on August 10, 1999, and is a bank holding company, whose wholly-owned state chartered commercial bank is The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). The Company is headquartered at Blakely and Drinker Streets in Dunmore, Pennsylvania.

The Bank has offered a full range of traditional banking services since it commenced operations in 1903. The Bank has a personal and corporate trust department and also provides alternative financial and insurance products with asset management services. A full list of services provided by the Bank is detailed in the section entitled "Products and Services" contained within the 2008 Annual Report to Shareholders, incorporated by reference. The service area is comprised of the Borough of Dunmore and the surrounding communities within Lackawanna and Luzerne counties in Northeastern Pennsylvania.

The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in its market area. Competition includes, among other sources, the following:

- local community banks
- savings banks
- regional banks
- credit unions
- savings & loans
- insurance companies
- money market funds
- mutual funds
- small loan companies
- other financial service companies

The Company has been able to compete effectively with other financial institutions by emphasizing technology and customer service, including local decision making on loans. These efforts enabled the Company to establish long-term customer relationships and build customer loyalty by providing products and services designed to address their specific needs.

There are no concentrations of loans that, if lost, would have a materially adverse effect on the continued business of the Company. The Company's loan portfolio does not have a material concentration within a single industry or group of related industries that are vulnerable to the risk of a near-term severe impact. However, the Company's success is dependent, to a significant degree, on economic conditions in Northeastern Pennsylvania, especially Lackawanna and Luzerne counties which the Company defines as its primary market area. The banking industry is affected by general economic conditions including the effects of inflation, recession, unemployment, real estate values, trends in national and global economies and other factors beyond the Company's control. An economic recession or a delayed economic recovery over a prolonged period of time in the Company's primary market area could cause an increase in the level of the Company's non-performing assets and loan losses, and thereby cause operating losses, impairment of liquidity and erosion of capital. We cannot assure you that adverse changes in the local economy would not have a material effect on the Company's future consolidated financial condition, results of operations and cash flows. Refer to Item 1A, "Risk Factors" for material risks and uncertainties that management believes affect the Company.

The Company had 196 full-time equivalent employees on December 31, 2008, which includes exempt officers and part-time employees.

Federal and state banking laws contain numerous provisions that affect various aspects of the business and operations of the Company and the Bank. The Company is subject to, among others, the regulations of the Securities and Exchange Commission (the SEC) and the Federal Reserve Board (the FRB) and the Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the FDIC). Refer to Part II, Item 7 "Supervision and Regulation" for descriptions of and references to applicable statutes and regulations which are not intended to be complete descriptions of these provisions or their effects on the Company or the Bank. They are summaries only and are qualified in their entirety by reference to such statutes and regulations. Applicable regulations relate to, among other things:

- operations
- securities
- risk management
- consumer compliance
- mergers
- consolidation
- reserves
- dividends
- branches
- capital adequacy

Annually, the Bank is examined by the Pennsylvania Department of Banking and/or the FDIC. The last examination was conducted by the Pennsylvania Department of Banking as of December 31, 2007.

The Company's website address is http://www.bankatfidelity.com. The Company makes available through this website the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports as soon as reasonably practical after filing with the SEC. You may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains an internet site that contains reports, proxy and information statements and other information about the Company at http://www.sec.gov.

The Company's accounting policies and procedures are designed to comply with accounting principles generally accepted in the United States of America (GAAP). Refer to "Critical Accounting Policies," which are incorporated by reference in Part II, Item 7.

ITEM 1A: RISK FACTORS

An investment in the Company's common stock is subject to risks inherent to the Company's business. The material risks and uncertainties that management believes affect the Company are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and you could lose all or part of your investment.

Risks Related to the Company's Business

The Company's business is subject to interest rate risk and variations in interest rates may negatively affect its financial performance.

Changes in the interest rate environment may reduce profits. The Company's earnings and cash flows are largely dependent upon its net interest income. Net interest income is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Company's net interest spread, asset quality, loan origination volume and overall profitability.

The Company is subject to lending risk.

There are inherent risks associated with the Company's lending activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where the Company operates as well as those across the Commonwealth of Pennsylvania and the United States. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. The Company is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject the Company to regulatory enforcement action that could result in the assessment of significant civil money penalties against the Company.

As of December 31, 2008, approximately 56% of the Company's loan portfolio consisted of commercial, commercial real estate and real estate construction loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or consumer loans. These types of loans are also typically larger than residential real estate loans and consumer loans. Because the Company's loan portfolio contains a significant number of commercial, commercial real estate and construction loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company's allowance for possible loan losses may be insufficient.

The Company maintains an allowance for possible loan losses, which is a reserve established through a provision for possible loan losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of the Company's control, may require an increase in the allowance for possible loan losses. In addition, bank regulatory agencies periodically review the Company's allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for possible loan losses, the Company will need additional provisions to increase the allowance for possible loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and capital and may have a material adverse effect on the Company's financial condition and results of operations.

The Company is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and may materially reduce the affected property's value or limit the Company's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's financial condition and results of operations.

The Company's profitability depends significantly on economic conditions in the Commonwealth of Pennsylvania and the local region in which it conducts business.

The Company's success depends primarily on the general economic conditions of the Commonwealth of Pennsylvania and the specific local markets in which the Company operates. Unlike larger national or other regional banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Lackawanna and Luzerne Counties. The local economic conditions in these areas have a significant impact on the demand for the Company's products and services as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on the Company's financial condition and results of operations. Currently, our Country is in a recession. The severity, depth and length of this recession is indeterminable. Job layoffs and eliminations continue to be announced throughout the United States, as well as locally. Reductions in the levels of income of both businesses and individual consumers could have a material impact on their ability to meet their loan payment obligations. This in turn could have a material adverse impact on the companies overall financial condition and earnings.

There is no assurance that the Company will be able to successfully compete with others for business.

The Company competes for loans, deposits and investment dollars with numerous regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than the Company does, and operate under less stringent regulatory environments. The differences in resources and regulations may make it more difficult for the Company to compete profitably, reduce the rates that it can earn on loans and investments, increase the rates it must offer on deposits and other funds, and adversely affect its overall financial condition and earnings.

The Company is subject to extensive government regulation and supervision.

The Company, primarily through the Bank, is subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. Federal or commonwealth regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of financial services and products the Company may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

The Company's controls and procedures may fail or be circumvented.

Management regularly reviews and updates the Company's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

New lines of business or new products and services may subject the Company to additional risks.

From time-to-time, the Company may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of the Company's system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's ability to pay dividends depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

The Company is a bank holding company and its operations are conducted by its subsidiary. Its ability to pay dividends depends on its receipt of dividends from its subsidiary. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the various banking regulatory agencies. The ability of its subsidiary to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. There is no assurance that its subsidiary will be able to pay dividends in the future or that the Company will generate adequate cash flow to pay dividends in the future. The Company's failure to pay dividends on its common stock could have a material adverse effect on the market price of its common stock.

The Company's future acquisitions could dilute your ownership and may cause it to become more susceptible to adverse economic events.

The Company may use its common stock to acquire other companies or make investments in banks and other complementary businesses in the future. The Company may issue additional shares of common stock to pay for future acquisitions, which would dilute your ownership interest in the Company. Future business acquisitions could be material to the Company, and the degree of success achieved in acquiring and integrating these businesses into the Company could have a material effect on the value of the Company's common stock. In addition, any acquisition could require it to use substantial cash or other liquid assets or to incur debt. In those events, it could become more susceptible to economic downturns and competitive pressures.

The Company may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and the Company may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The Company has an employment agreement with its President and Chief Executive Officer.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's customer relationship management, general ledger, deposit, loan and other systems. While the Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the Company's information systems could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in the Company's operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time-to-time, customers make claims and take legal action pertaining to the Company's performance of its fiduciary responsibilities. Whether customer claims and legal action related to the Company's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact the Company's business.

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

Risks Associated with the Company's Common Stock

The Company's stock price can be volatile.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The Company's stock price can fluctuate significantly in response to a variety of factors including, among other things:

- Actual or anticipated variations in quarterly results of operations.
- Recommendations by securities analysts.
- Operating and stock price performance of other companies that investors deem comparable to the Company.
- News reports relating to trends, concerns and other issues in the financial services industry.
- Perceptions in the marketplace regarding the Company and/or its competitors.
- New technology used, or services offered, by competitors.
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors.
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions.
- Changes in government regulations.
- Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause the Company's stock price to decrease regardless of operating results.

The trading volume in the Company's common stock is less than that of other larger financial services companies.

The Company's common stock is listed for trading on the over-the-counter bulletin board; the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the Company's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which the Company has no control. Given the lower trading volume of the Company's common stock, significant sales of the Company's common stock, or the expectation of these sales, could cause the Company's stock price to fall.

An investment in the Company's common stock is not an insured deposit.

The Company's common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in the Company's common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire the Company's common stock, you may lose some or all of your investment.

The Company's articles of incorporation and by-laws, as well as certain banking laws, may have an anti-takeover effect.

Provisions of the Company's articles of incorporation and by-laws, federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial to the Company's shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of the Company's common stock.

Risks Associated with the Company's Industry

Future governmental regulation and legislation could limit the Company's future growth.

The Company is a registered bank holding company, and its subsidiary bank is a depository institution whose deposits are insured by the FDIC. As a result, the Company is subject to various regulations and examinations by various regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for the Company, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. The Company is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to its ability to engage in new activities and to consummate additional acquisitions.

In addition, the Company is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Company cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Company's activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases the Company's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

The earnings of financial services companies are significantly affected by general business and economic conditions.

The Company's operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which the Company operates, all of which are beyond the Company's control. Deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, among other things, any of which could have a material adverse impact on the Company's financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

The capital and credit markets have experienced unprecedented levels of volatility.

During 2008 the capital and credit markets experienced severe volatility and disruption. In the third and fourth quarters of 2008, the volatility and disruption reached unprecedented levels. This has continued into 2009 and the Country is presently in a recession. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases ceased to provide, funding to borrowers, including other financial institutions. Although to date we have not suffered liquidity problems, we are part of the financial system and a systemic lack of available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

In response to the turmoil in the banking system and financial markets, the U.S. government has taken unprecedented actions, including the U.S. Treasury's plan to inject capital and to purchase mortgage loans and mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets generally or particular financial institutions. There is no assurance that these government actions will achieve their purpose.

The failure to help stabilize the financial markets and a continuation or worsening of the current financial market conditions could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None

ITEM 2: PROPERTIES

As of December 31, 2008, the Company operated 12 full-service banking offices, of which four were owned and eight were leased. None of the lessors of the properties leased by the Company are affiliated with the Company or the Bank and all of the properties are located in the Commonwealth of Pennsylvania. The Company is headquartered at its owner occupied main branch located on the corner of Blakely and Drinker Streets in Dunmore, PA.

The following table provides information with respect to the principal properties from which the Bank conducts business:

Location	Owned / leased*	Type of use	Full service	Drive-thru	ATM
Drinker & Blakely Sts., Dunmore, PA	Owned	Main Branch (1) (2)	x	x	x
111 Green Ridge St., Scranton, PA	Leased	Green Ridge Branch (2)	x	x	x
139 Wyoming Ave., Scranton, PA	Leased	Scranton Branch	x		x
1311 Morgan Hwy., Clarks Summit, PA	Leased	Abington Branch (3)	x	x	x
Industrial Park Rd., Dunmore, PA	Owned	Keystone Industrial Park Branch	x	x	x
338 North Washington Ave., Scranton, PA	Owned	Financial Center Branch (4)	x		x
4010 Birney Ave., Moosic, PA	Leased	Moosic Branch	x	x	x
801 Wyoming Ave., West Pittston, PA	Leased	West Pittston Branch	x		x
1598 Main St., Peckville, PA	Leased	Peckville Branch	x	x	x
247 Wyoming Ave., Kingston, PA	Leased	Kingston Branch	x	x	x
511 Scranton-Carbondale Hwy., Eynon, PA	Leased	Eynon Branch	x	x	x
400 S. Main St., Scranton, PA	Owned	West Scranton Branch(2)	x	x	x

*All of the owned properties are free of encumbrances

(1) Executive and administrative, commercial lending, trust and asset management services are located at this facility.

(2) This office has two automated teller machines (ATMs).

(3) In addition, there is a banking facility located in the Clarks Summit State Hospital. The office is leased from the hospital under a lease-for-service-provided agreement with service limited to employees and patients of the hospital.

(4) Executive, mortgage and consumer lending, finance and operational offices are located in this building. A portion of the building is leased to a non-related entity.

The Bank maintains several free-standing 24-hour ATMs located at the following locations in Pennsylvania:

- U.S. Mini Marts, Inc., 511 Main St., Childs
- Marywood University, 2300 Adams Ave., Nazareth and Regina Halls, Scranton
- Snö Mountain Ski Resort, 1000 Montage Mountain Rd., Moosic
- Shoppes at Montage, 1035 Shoppes Blvd., Moosic

During 2008, the Company closed its Pittston branch office located at 403 Kennedy Blvd., Pittston.

Other real estate owned includes all foreclosed properties listed for sale. Upon possession, foreclosed properties are recorded on the Company's balance sheet at the lower of cost or fair value.

ITEM 3: LEGAL PROCEEDINGS

The nature of the Company's business generates some litigation involving matters arising in the ordinary course of business. However, in the opinion of the Company after consulting with legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's undivided profits or financial condition. No legal proceedings are pending other than ordinary routine litigation incidental to the business of the Company and the Bank. In addition, to management's knowledge, no governmental authorities have initiated or contemplated any material legal actions against the Company or the Bank.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted during the quarter ended December 31, 2008 to a vote of our security holders through solicitation of proxies or otherwise.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the over-the-counter bulletin board under the symbol "FDBC." Shareholders requesting information about the Company's common stock may contact Salvatore R. DeFrancesco, Jr., Treasurer. Requests may be mailed to:

Fidelity D & D Bancorp, Inc.
Blakely and Drinker St.
Dunmore, PA 18512
(570) 342-8281

The following table lists the quarterly cash dividends paid per share and the range of high and low bid prices for the Company's common stock. Such over-the-counter prices do not include retail mark-ups, markdowns or commissions:

	2008 Prices		Dividends	2007 Prices		Dividends
	High	Low	paid	High	Low	paid
1st Quarter	$ 31.00	$ 25.20	$ 0.25	$ 40.00	$ 32.50	$ 0.22
2nd Quarter	$ 30.00	$ 27.00	$ 0.25	$ 37.75	$ 32.00	$ 0.22
3rd Quarter	$ 33.50	$ 29.00	$ 0.25	$ 34.00	$ 27.10	$ 0.24
4th Quarter	$ 28.75	$ 21.75	$ 0.25	$ 34.00	$ 27.00	$ 0.25

Dividends are determined and declared by the Board of Directors of the Company. The Company expects to continue to pay cash dividends in the future; however, future dividends are dependent upon earnings, financial condition, capital needs and other factors of the Company. For a further discussion of regulatory capital requirements see Note 14, "Regulatory matters," contained within the notes to the consolidated financial statements.

The Company has established a dividend reinvestment plan (DRP) for its shareholders. The plan is designed to make the Company's stock available at no transactional cost to our shareholders. Cash dividends, paid to shareholders who are enrolled in the DRP, are used to purchase shares directly from the Company or from shares that are available in the open market.

The Company had approximately 1,323 shareholders at February 28, 2009 and also at December 31, 2008. The number of shareholders is the actual number of individual shareholders of record. Each security depository is considered a single shareholder for purposes of determining the approximate number of shareholders.

Securities authorized for issuance under equity compensation plans

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 Annual Meeting of Shareholders to be filed with the SEC.

Purchases of equity securities by the issuer and affiliated purchasers

The following table summarizes the activity in the Company's stock repurchase program during the fourth quarter of 2008:

Period	(a) Total Number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part as publicly announced plans or programs	(d) Maximum number of shares (or units) that may yet be purchased under the plans or programs
October 1, 2008 to October 31, 2008	—	$ —	—	37,000
November 1, 2008 to November 30, 2008	2,000	25.31	2,000	35,000
December 1, 2008 to December 31, 2008	—	—	—	35,000
Total	2,000	$ 25.31	2,000	35,000

In the second quarter of 2008 the Company's Board of Directors approved and publicly announced its intent to initiate a capital stock repurchase program covering up to 50,000 shares, or approximately 2.4% of its outstanding capital stock as of May 31, 2008. The Company has not made any purchases of its shares of capital that has not been publicly announced. Neither an expiration date nor a maximum dollar amount has been fixed to the program. The repurchases will be made from time-to-time in open-market transactions, subject to availability. The repurchased shares would become treasury stock and could be available for issuance under the Company's various stock-based compensation, employee stock purchase and dividend reinvestment plans and for general corporate purposes. No repurchase program has expired or has been subject to a determination to terminate during the period covered by the above table. In December 2008, 2,745 shares were reissued by the Company to participants in the dividend reinvestment plan at a re-issue price of $26.81 per share.

Performance graph

The following graph and table compare the cumulative total shareholder return on the Company's common stock against the cumulative total return of the NASDAQ Composite and the SNL index of greater than $500 million in-asset banks traded on the OTC-BB and Pink Sheet (the SNL index) for the period of five fiscal years commencing January 1, 2004, and ending December 31, 2008. The graph illustrates the cumulative investment return to shareholders, based on the assumption that a $100 investment was made on December 31, 2003, in each of: the Company's common stock, the NASDAQ Composite and the SNL index. All cumulative total returns are computed assuming the reinvestment of dividends into the applicable securities. The shareholder return shown on the graph and table below is not necessarily indicative of future performance:


Total Return Performance
Index Value
160
140
120
100
80
60
40
20
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Fidelity D & D Bancorp, Inc.
NASDAQ Composite
SNL Bank Pink > $500M

Index	Period ending 12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Fidelity D & D Bancorp, Inc.	100.00	93.95	117.87	107.30	93.99	90.64
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL > $500M OTC-BB and Pink Sheet Banks	100.00	116.97	124.48	136.58	125.85	91.32

ITEM 6: SELECTED FINANCIAL DATA

Set forth below are our selected consolidated financial and other data. This financial data is derived in part from, and should be read in conjunction with, the Company's consolidated financial statements and related footnotes:

	2008	2007	2006	2005	2004
Balance sheet data:					
Total assets	$575,718,997	$587,412,555	$562,317,988	$544,060,698	$536,675,138
Total investment securities	84,187,579	122,984,160	100,410,736	97,678,573	115,668,818
Net loans	436,207,460	421,424,379	417,199,048	403,144,095	381,546,375
Loans available-for-sale	84,000	827,250	122,000	428,584	576,378
Total deposits	433,311,932	425,708,361	410,334,595	379,498,640	365,615,335
Short-term borrowings	38,129,704	39,656,354	33,656,150	28,772,997	50,534,046
Long-term debt	52,000,000	62,708,677	62,536,210	83,704,188	71,119,188
Total shareholders' equity	48,960,651	55,191,294	51,611,863	48,846,029	46,366,760
Operating data for the year ended:					
Total interest income	$ 33,961,434	$ 35,279,357	$ 33,529,710	$ 29,020,261	$ 27,395,491
Total interest expense	14,684,133	17,660,075	16,361,109	11,720,986	11,180,135
Net interest income	19,277,301	17,619,282	17,168,601	17,299,275	16,215,356
Provision (credit) for loan losses	940,000	(60,000)	325,000	830,000	2,150,000
Net interest income after provision (credit) for loan losses	18,337,301	17,679,282	16,843,601	16,469,275	14,065,356
Other income	4,578,301	5,205,215	4,522,138	4,150,502	4,153,277
Other operating expense	18,210,683	16,636,760	15,878,376	14,561,968	13,818,565
Income before provision for income taxes	4,704,919	6,247,737	5,487,363	6,057,809	4,400,068
Provision for income taxes	1,068,971	1,636,165	1,362,080	1,466,112	1,035,594
Net Income	$ 3,635,948	$ 4,611,572	$ 4,125,283	$ 4,591,697	$ 3,364,474
Per share data:					
Net income per share, basic	$ 1.76	$ 2.23	$ 2.01	$ 2.26	$ 1.67
Net income per share, diluted	$ 1.76	$ 2.23	$ 2.01	$ 2.25	$ 1.67
Dividends declared	$ 2,068,680	$ 1,921,533	$ 1,801,361	$ 1,624,263	$ 1,610,423
Dividends per share	$ 1.00	$ 0.93	$ 0.88	$ 0.80	$ 0.80
Book value per share	$ 23.73	$ 26.62	$ 25.09	$ 23.95	$ 22.92
Weighted-average number of shares outstanding *	2,068,851	2,066,683	2,047,975	2,031,211	2,013,798
Number of shares outstanding at year-end *	2,062,927	2,072,929	2,057,433	2,039,639	2,023,529
Ratios:					
Return on average assets	0.62 %	0.80 %	0.73 %	0.86 %	0.61 %
Return on average equity	6.81 %	8.65 %	8.31 %	9.64 %	7.51 %
Net interest margin	3.60 %	3.34 %	3.31 %	3.51 %	3.20 %
Efficiency ratio	72.98 %	71.61 %	71.67 %	65.99 %	64.45 %
Expense ratio	2.25 %	2.01 %	2.02 %	1.93 %	1.69 %
Allowance for loan losses to total loans	1.08 %	1.13 %	1.29 %	1.46 %	1.54 %
Dividend payout ratio	56.90 %	41.67 %	43.67 %	35.37 %	47.87 %
Equity to assets	8.50 %	9.40 %	9.18 %	8.98 %	8.64 %
Equity to deposits	11.30 %	12.96 %	12.58 %	12.87 %	12.68 %

* The number of shares and the weighted-average number of shares outstanding prior to 2006, have been adjusted to reflect the effect of a 10% stock dividend paid on February 15, 2006.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical accounting policies

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect many of the reported amounts and disclosures. Actual results could differ from these estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses at December 31, 2008 is adequate and reasonable. Given the subjective nature of identifying and valuing loan losses, it is likely that well-informed individuals could make different assumptions, and could, therefore calculate a materially different allowance value. While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revisions in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgment of information available to them at the time of their examination.

Another material estimate is the calculation of fair values of the Company's investment securities. Except for the Company's investment in corporate bonds, consisting of preferred term securities, market values on the other investment securities are determined by prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. For the trust preferred term securities, management was unable to obtain readily attainable and realistic pricing from market traders due to lack of active market participants and therefore management has determined that the market for these securities is currently inactive. In order to determine the market value of the preferred term securities, management relied on the use of an income valuation approach (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs the results of which are more representative of fair value than the market approach valuation technique used for the other investment securities.

Based on experience, management is aware that estimated fair values of investment securities tend to vary among valuation services. Accordingly, when selling investment securities, management may obtain price quotes from more than one source. As described in Notes 1 and 3 of the consolidated financial statements, the large majority of the Company's investment securities are classified as available-for-sale (AFS). AFS securities are carried at fair value on the consolidated balance sheet, with unrealized gains and losses, net of income tax, reported separately within shareholders' equity through accumulated other comprehensive income (loss).

The fair value of residential mortgage loans, classified as AFS, is obtained from the Federal National Mortgage Association (FNMA) or the Federal Home Loan Bank (FHLB). Generally, the market to which the Company sells mortgages it originates for sale is restricted and price quotes from other sources are not typically obtained. On occasion, the Company may transfer loans from the loan and lease portfolio to loans AFS. Under these rare circumstances, pricing may be obtained from other entities and the loans are transferred at the lower of cost or market value and simultaneously sold. For a further discussion on the accounting treatment of AFS loans, see the section entitled "Loans available-for-sale," contained within management's discussion and analysis. As of December 31, 2008 and 2007, loans classified as AFS consisted of residential mortgages.

All significant accounting policies are contained in Note 1, "Nature of operations and summary of significant accounting policies," within the notes to consolidated financial statements and incorporated by reference in Part II, Item 8.

The following discussion and analysis presents the significant changes in the financial condition and in the results of operations of the Company as of December 31, 2008 and December 31, 2007 and for each of the years then ended. This discussion should be read in conjunction with the consolidated financial statements and notes included in Part II, Item 8 of this report.

Comparison of Financial Condition as of December 31, 2008 and 2007 and Results of Operations for each of the Years then Ended

Financial Condition

Overview

The national economy continued to falter with particular emphasis on the deterioration of the housing and real estate markets. The current economy has been marked by contractions in the availability of commercial and consumer credit, falling home prices, increasing home foreclosures and rising unemployment. In response, the Federal Open Market Committee (FOMC), reduced the federal funds rates seven times during 2008 to unprecedented levels, approaching zero and has resulted in a much more positively sloped yield curve during the current year. The shape of the yield curve will present opportunities, however the local economy is not insulated from the disruptions and volatility that continues to plague the national economy thereby requiring the Company to operate in a very difficult interest rate environment, the likes of which have been unseen for many decades. The management team of the Company is poised to address the issues at hand and will implement strategies to navigate through these uncertain times.

Consolidated assets decreased $11,694,000, or 2%, during the year ended December 31, 2008 to $575,719,000. The decline was the result of decreases in total borrowings of $12,235,000, or 12%, and a decrease in total shareholders' equity of $6,231,000 partially offset by a 2%, or $7,604,000 increase in deposits. The decline in shareholders' equity was primarily from increased unrealized net losses in the securities AFS portfolio, the declaration of cash dividends and the repurchase of the Company's capital stock (treasury stock). During 2008, the carrying amount of the investment portfolios declined by $38,797,000, or 32%, while the loan portfolios increased $14,040,000, or 3% to $436,291,000 as of December 31, 2008. Other increases included premises and equipment, the net deferred tax asset, bank owned life insurance, FHLB stock, the carrying value of the derivative contract and prepaid expenses. Cash increased $2,362,000 since 2007.

The following table is a comparison of condensed balance sheet accounts and percentage to total assets at December 31, 2008, 2007 and 2006 (thousands of dollars):

	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
Assets:						
Cash and cash equivalents	$ 12,771	2.2 %	$ 10,409	1.8 %	$ 13,801	2.4 %
Investment securities	84,188	14.6	122,984	20.9	100,411	17.9
Federal Home Loan Bank Stock	4,781	0.8	3,303	0.6	3,795	0.7
Loans and leases, net	436,291	75.8	422,252	71.9	417,321	74.2
Bank premises and equipment	16,056	2.8	12,965	2.2	11,324	2.0
Life insurance cash surrender value	8,808	1.5	8,489	1.4	8,178	1.5
Other assets	12,824	2.3	7,011	1.2	7,488	1.3
Total assets	$575,719	100.0 %	$587,413	100.0 %	$562,318	100.0 %
Liabilities:						
Total deposits	$433,312	75.3 %	$425,708	72.5 %	$410,335	73.0 %
Short-term borrowings	38,130	6.6	39,656	6.7	33,656	6.0
Long-term debt	52,000	9.0	62,709	10.7	62,536	11.1
Other liabilities	3,316	0.6	4,149	0.7	4,179	0.7
Total liabilities	526,758	91.5	532,222	90.6	510,706	90.8
Shareholders' equity	48,961	8.5	55,191	9.4	51,612	9.2
Total liabilities and shareholders' equity	$575,719	100.0 %	$587,413	100.0 %	$562,318	100.0 %

A comparison of net changes in selected balance sheet categories as of December 31, are as follows:

	Assets	%	Earning assets *	%	Deposits	%	Short-term borrowings	%	Other borrowings	%
2008	$(11,693,558)	(2)	$(22,808,541)	(4)	$ 7,603,571	2	$ (1,526,650)	(4)	$(10,708,677)	(17)
2007	25,094,567	4	26,073,807	5	15,373,766	4	6,000,204	18	172,467	—
2006	18,257,290	3	21,202,050	4	30,835,955	8	4,883,153	17	(21,167,978)	(25)
2005	7,385,560	1	2,784,580	1	13,883,305	4	(21,761,049)	(43)	12,585,000	18
2004	(38,540,328)	(7)	(35,884,098)	(7)	(35,827,211)	(9)	(4,222,932)	(8)	(756,846)	(1)

* Earning assets exclude loans placed on non-accrual status.

Deposits

The Bank is a community-based commercial financial institution, member FDIC, which offers a variety of deposit accounts with varying ranges of interest rates and terms. Deposit products include savings accounts, interest-bearing checking (NOW), money market, non-interest bearing checking (DDAs) and certificates of deposit accounts. Certificates of deposit accounts, or CDs, are deposits with stated maturities ranging from seven days to ten years. The flow of deposits is significantly influenced by general economic conditions, changes in prevailing interest rates, pricing and competition. Most of the Company's deposits are obtained from the communities surrounding its 12 branch offices and all deposits are insured by the FDIC up to the full extent permitted by law. The Bank attempts to attract and retain deposit customers via sales and marketing efforts, new products, quality service, competitive rates and maintaining long-standing customer relationships. To determine deposit product interest rates, the Company considers local competition, market yields and the rates charged for alternative sources of funding such as short- and long-term borrowings. Though we tend to experience intense competition for deposits, our interest rate setting strategy includes consideration of the Company's liquidity needs, balance sheet structure and cost effective strategies that are mindful of the current interest rate environment.

The following table represents the components of total deposits as of December 31, 2008 and 2007 (thousands of dollars):

	2008		2007	
	Amount	Percent	Amount	Percent
Money market	$ 96,738	22.3 %	$ 87,892	20.6 %
NOW	50,124	11.6	54,695	12.9
Savings and clubs	41,326	9.5	40,125	9.4
Certificates of deposit	173,681	40.1	178,200	41.9
Total interest-bearing	361,869	83.5	360,912	84.8
Non-interest-bearing	71,443	16.5	64,796	15.2
Total deposits	$433,312	100.0 %	$425,708	100.0 %

Total deposits increased $7,604,000, or 2%, during 2008 to $433,312,000. The growth in deposits was mostly from increases in money markets $8,846,000 and DDAs of $6,647,000, or 10% each, partially offset by declines in NOW and certificates of deposit accounts of $4,571,000 and $4,519,000, respectively. The majority of the increase in DDAs was from a temporary deposit from a corporate trust account which has since been withdrawn. The new West Scranton branch office that opened during the third quarter of 2008 and the related bank-wide promotions, superior customer service, increased deposit business from our existing and new commercial customers all contributed to the net increase in deposits. The continued increases in money market accounts that the Company has experienced is from success in our deposit-gathering strategies in conjunction with promotional interest rates tailored to depositors' needs. We attribute the decline in certificate of deposit accounts to the lower and highly volatile interest rate environment that exists today compared to a year ago.

The maturity distribution of certificate of deposit accounts at December 31, 2008 is as follows:

	Three months or less	Three to six Months	Six to twelve months	Over twelve months	Total
CDs of $100,000 or more	$ 20,438,339	$ 10,989,353	$ 29,534,467	$ 13,288,607	$ 74,250,766
CDs of less than $100,000	13,641,073	14,907,570	49,896,837	20,984,669	99,430,149
Total CDs	$ 34,079,412	$ 25,896,923	$ 79,431,304	$ 34,273,276	$173,680,915

Approximately 80% of the CDs are scheduled to mature within one year. Renewing CDs may re-price to lower or higher market rates depending on the direction of interest rate movements, the shape of the yield curve, competition, the rate profile of the maturing accounts and depositor preference for alternative products. To help reduce the financial impact of the unpredictable and highly volatile interest rate environment, management intends to continue to deploy strategies that will diversify the deposit mix across the entire spectrum of products offered. As always, consideration will be afforded to customer retention and new customer relationships.

Short-term borrowings

In addition to deposits, other funding sources available to the Company are overnight funds purchased from the Federal Home Loan Bank of Pittsburgh (FHLB), fed funds purchased from correspondent banks and repurchase agreements with individuals, businesses and public entities. The Company uses overnight funding for asset growth, deposit run-off and short-term liquidity needs.

Repurchase agreements are offered in both sweep and fixed-term products. These agreements are non-insured interest-bearing liabilities that have a security interest in qualified pledged investments of the Bank. A sweep account is designed to ensure that on a daily basis, an attached DDA is adequately funded and excess DDA funds are transferred, or swept, into an interest-bearing overnight repurchase agreement account. In addition, the sweep is designed to transfer funds to the DDA as necessary to cover checks presented for payment. Due to the nature of the sweep product, they tend to be more volatile than the fixed-term product because the daily sweep is dependent on the level of available funds in depositor accounts. Customer liquidity and investment needs and changes in interest rates are the typical causes for variances in repurchase agreements, which during 2008 declined $11,412,000 from $20,504,000 at December 31, 2007. At December 31, 2008 and 2007, sweep accounts represented 93% and 62%, respectively, of total repurchase agreements. The low interest rate environment has caused our customers to seek higher rates in alternative products and as such the balances in the term-repurchase agreement declined by about 91%.

Overnight borrowings and repurchase agreements are included with short-term borrowings on the consolidated balance sheets. For a further discussion on short-term borrowings, see Note 7, "Short-term borrowings," contained in the notes to consolidated financial statements in Part II, Item 8.

Long-term debt

Long-term debt consists of borrowings from the FHLB. The weighted-average rate in effect on funds borrowed at December 31, 2008 was 5.35% compared to 5.26% as of December 31, 2007. The 2008 weighted-average rate was 92 basis points below the tax-equivalent yield of 6.27% on the Company's portfolio of average interest-earning assets for the year ended December 31, 2008. Rates on $42,000,000 of the total long-term advances are currently fixed but are designed to adjust quarterly should market rates increase beyond the issues' original or strike rates. Significant prepayment penalties are attached to the borrowings thereby creating a significant disincentive from paying off the relatively high cost advances. However, in the event underlying market rates drift above the rates currently paid on these borrowings, the FHLB rate will convert to a floating rate and the Company has the option, at that time, to repay or to renegotiate the converted advance rate. During December 2008, a $10,000,000 capped floating-rate long-term advance was paid off early. During February 2009, a $10,000,000, 5.32% fixed-rate advance was also paid off early. Whether or not the advance will be renewed will be predicated on the interest rate environment, demand for liquidity and relative cash-flows of deposits, demand for loan funding and prepayments of interest-earning assets.

At December 31, 2008, the Company had the ability to borrow an additional $117,348,000 from the FHLB, from their array of numerous funding products that are available at a varying terms and conditions.

Investments

The Company's investment policy is designed to complement its lending activities, generate a favorable return without incurring undue interest rate and credit risk, manage interest rate sensitivity, provide monthly cash flow and manage liquidity at acceptable levels. In establishing investment strategies, the Company considers its business, growth or restructuring plans, the economic environment, the interest rate sensitivity position, the types of securities held, permissible purchases, credit quality, maturity and re-pricing terms, call or average-life intervals and investment concentrations. The policy prescribes permissible investment categories that meet the policy standards and management is responsible for structuring and executing the specific investment purchases within these policy parameters. Management buys and sells investment securities from time-to-time depending on market conditions, business trends, liquidity needs, capital levels and structuring strategies. Investment security purchases provide a way to quickly invest excess liquidity in order to generate additional earnings. The Company generally earns a positive interest spread by assuming interest rate risk and using deposits and/or borrowings to purchase securities with longer maturities.

At the time of purchase, management classifies investment securities into one of three categories: trading, AFS or held-to-maturity (HTM). To date, management has not purchased any securities for trading purposes. Most of the securities purchased are classified as AFS even though there is no immediate intent to sell them. The AFS designation affords management the flexibility to sell securities and position the balance sheet in response to capital levels, liquidity needs or changes in market conditions. Securities AFS are carried at net fair values in the consolidated balance sheet with an adjustment to shareholders' equity, net of tax, presented under the caption "Accumulated other comprehensive income (loss)." Securities designated as HTM represent debt securities that the Company has the ability and intent to hold until maturity and are carried at amortized cost. As of December 31, 2008 and December 31, 2007, the aggregate fair value of securities HTM exceeded their respective aggregate amortized cost by $31,000 and $33,000, respectively.

Total investments decreased $38,797,000, including an $11,893,000 decline in the market value of AFS investments. During 2008, the Company sold approximately $48.4 million of mortgage-backed and agency securities, the proceeds of which were used to pay-down long-term debt, fund loan growth and fund the expansion of the Company's branch network. The carrying value of investment securities, at December 31, 2008, was $84,188,000, or 15% of total assets compared to $122,984,000, or 21%, as of December 31, 2007.

The market values for corporate investment securities are very depressed relative to historical levels. For example, the yield spreads for the broad market of investment grade and high yield corporate bonds reached all time wide levels compared to treasury securities at the end of 2008 and remain near those levels today. Thus in today's market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general versus being an indicator of credit problems with a particular issuer.

As of December 31, 2008 the debt securities with unrealized losses have depreciated 27.4% compared to 2.4% at December 31, 2007. Management believes that the cause of the unrealized losses is related to changes in interest rates, instability in the capital markets or the limited trading activity due to recent debt market illiquid conditions and is not directly related to credit quality, which is consistent with its past experience. Nearly all of the securities in the portfolio have fixed rates or have predetermined scheduled rate changes, and many have call features that allow the issuer to call the security at par before its stated maturity without penalty.

Management performs a review of the investment portfolio quarterly to determine the cause of declines in the fair value of each security. The Company uses inputs provided by an independent third party to determine the fair values of its investment securities portfolio. Inputs provided by the third party are reviewed and corroborated by management. Evaluations of the causes of the unrealized losses are performed to determine whether impairment, if any, is temporary or other-than-temporary. Considerations such as the Company's intent and ability to hold the securities to maturity, recoverability of the invested amounts over the intended holding period, severity in pricing decline, the interest rate environment, receipts of amounts contractually due and whether or not there is an active market for the security, for example, are applied in determining whether a security is other-than-temporarily impaired. If a decline in value is deemed to be other-than-temporary, the amortized cost of the security is reduced by the impairment amount and a corresponding charge to earnings is recognized. If at the time of sale, call or maturity the proceeds exceed the security's amortized cost, the impairment charge may be fully or partially recovered and recorded as a gain on sale of investment securities.

At December 31, 2008, the securities with the most significant reductions in fair value and associated estimated unrealized losses were in the Company's corporate bond portfolio consisting of collateralized debt obligation (CDO) securities that are backed by pooled trust preferred term securities (preferred term securities) issued by banks, thrifts and insurance companies.

The Company owns 13 issues of preferred term securities. The market for these securities at December 31, 2008 was not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which preferred term securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive as no new preferred term securities have been issued since 2007. There are currently very few market participants who are willing and or able to transact for these securities. Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, fair value of the preferred term securities was determined as explained in Note 3, "Securities Investments," contained within the notes to the consolidated financial statements in Part II, Item 8.

Based on the technique described in Note 3, the Company determined that as of December 31, 2008, the fair value of one of its preferred term securities had declined $430,000 below its cost basis and has been deemed to be other-than-temporarily impaired. Accordingly, this amount has been recorded as an impairment charge and is included as a component of other income in the consolidated income statements for the year ended December 31, 2008. The market value of the Company's investment in preferred term securities has declined by $9,958,000 since December 31, 2007. The Company intends to closely monitor the preferred term securities market and perform collateral sufficiency and cash flow analyses on at least a quarterly basis. Future analyses could yield results that may indicate further impairment has occurred and therefore require additional write-downs and corresponding other-than-temporary charges to current earnings. In addition to the impairment charge on the preferred term securities portfolio, the Company had an equity position in FNMA common stock whose fair value declined below its cost basis by $6,000 and has also been deemed to be other-than-temporarily impaired and written down as of December 31, 2008. There were no other-than-temporary impairment write-downs recorded in 2007 or 2006.

A comparison of investments at December 31, for the three previous years is as follows:

	2008		2007		2006	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. government agencies	$ 43,507,359	51.7 %	$ 35,243,890	28.7 %	$ 33,891,985	33.8 %
Mortgage-backed securities	12,438,721	14.8	58,767,109	47.8	42,900,005	42.7
State & municipal subdivisions	17,552,729	20.8	12,133,443	9.8	12,576,684	12.5
Preferred term securities	10,260,196	12.2	16,335,486	13.3	10,570,993	10.5
Equity securities....	428,574	0.5	504,232	0.4	471,069	0.5
Total.................	$ 84,187,579	100.0 %	$122,984,160	100.0 %	$100,410,736	100.0 %

The distribution of debt securities by stated maturity date at December 31, 2008 is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	$ —	$ —	$ 7,917,994	$ 35,589,365	$ 43,507,359
Mortgage-backed securities	—	—	381,537	12,057,184	12,438,721
State & municipal subdivisions	—	—	2,788,460	14,764,269	17,552,729
Preferred term securities	—	—	—	10,260,196	10,260,196
Total debt securities	$ —	$ —	$ 11,087,991	$ 72,671,014	$ 83,759,005

AFS securities are stated net of unrealized gains and losses. As of December 31, 2008, AFS debt securities were recorded with a net unrealized loss in the amount of $13,486,000. At December 31, 2008, AFS equity securities were recorded at $428,000 which included a net unrealized gain of $106,000.

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2008, is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	— %	— %	5.07 %	5.87 %	5.74 %
Mortgage-backed securities	—	—	6.01	5.44	5.45
State & municipal subdivisions	—	—	5.47	5.90	5.83
Preferred term securities	—	—	—	4.00	4.00
Total debt securities	— %	— %	5.21 %	5.35 %	5.34 %

In the above table, the book yields on state & municipal subdivisions were adjusted to a tax-equivalent basis using the corporate federal tax rate of 34%. In addition, average yields on securities AFS are based on amortized cost and do not reflect unrealized gains or losses.

Federal Home Loan Bank Stock

Investment in FHLB stock is required for membership in the organization and is carried at cost since there is no market value available. The amount the Company is required to invest is dependent upon the relative size of outstanding borrowings the Company has with the FHLB. Excess stock is typically repurchased from the Company at par if the level of borrowings declines to a predetermined level. In addition, the Company normally earns a return or dividend on the amount invested. In late December, the FHLB announced that it has suspended payment of dividends and the repurchase of excess capital stock to preserve its capital level. That decision was based on FHLB's analysis and consideration of certain negative market trends and the impact those trends will have on their financial condition. Based on the financial results of the FHLB for the year-ended December 31, 2008, management believes that the suspension of both the dividend payments and excess capital stock repurchase is temporary in nature. The Company will continue to monitor the financial condition of the FHLB and assess its ability to resume these activities in the future.

Loans and leases

Gross loans and leases increased $14,704,000, or 3%, from $426,249,000 at December 31, 2007, to $440,953,000 at December 31, 2008. Gross loans represented 77% and 73% of total assets at December 31, 2008 and December 31, 2007, respectively.

In 2008, the Company originated $47,864,000 of commercial loans, $23,111,000 of residential mortgage loans and $21,354,000 of consumer loans. This compares to $32,919,000, $24,032,000 and $28,062,000, respectively, in 2007. Included in mortgage loans is $9,476,000 of real estate construction lines in 2008 and $12,515,000 in 2007. In addition for 2008, the Company originated lines of credit in the amounts of $50,664,000 for commercial borrowers and $11,866,000 in home equity and other consumer lines of credit.

The Company's origination activity increased 9% in 2008 over 2007 despite operating in a very difficult economy. Only the residential real estate portfolio recorded a decline compared to 2007 and was more than offset by growth in commercial lending. The hiring of a new senior lender has enabled the Company to grow its commercial and CRE portfolio. During 2009, the Company will continue to channel efforts to develop total banking relationships with new customers and strengthen relationships with our existing base of loyal customers.

Commercial and Commercial Real Estate Loans:

Originations in commercial and commercial real estate (CRE) were relatively strong, as they fully exceeded scheduled principal curtailments and pre-payments thereby resulting in a commercial loan increase of $29,422,000 to $245,480,000 from $216,058,000, or 14% during 2008. During most of 2008, the Company bolstered the origination activities in the commercial loan business. Commercial lending successfully restructured its team of commercial loan officers led by the experienced newly hired senior lender. This team has effectively penetrated our markets and successfully developed new business relationships and re-kindled relationships with our existing commercial customer base.

Residential Real Estate Loans:

Residential real estate loans declined $18,468,000, or 16%, to $98,511,000 in 2008. In the beginning of 2008, the Company transferred approximately $28,103,000 to the loans AFS portfolio. The loans were subsequently sold. From time-to-time, management will evaluate the composition of the residential loan portfolio and based upon liquidity needs, interest rate risk and other considerations may transfer loans to the available-for-sale portfolio, at the lower of cost or market value, and simultaneously sell them. Excluding this transfer, the residential real estate loan portfolio would have grown $6,900,000 as origination activity exceeded maturities and pay-downs. Operating in a lower interest rate environment throughout most of 2008 with expectations of a continued period of low rates into 2009, the Company expects higher levels of prepayment and refinance activity in 2009.

Consumer Loans:

Though consumer loan originations were lower in 2008 compared to 2007, this sector increased $3,093,000, or 4%, during the year. The increase was mainly from lower principal pay-downs and increased draw activity from customers accessing their home equity available credit. While interest rates remain low, the Company expects the home equity business to continue to increase into 2009. During 2008, the Company established a new relationship with a local automobile dealership which should provide increased origination activity in consumer lending in the years ahead.

Real Estate Construction Loans:

Real estate construction loans increased $724,000, or 7%, at December 31, 2008 compared to December 31, 2007. These loans fund residential and commercial construction projects and then convert to a residential mortgage or to a commercial real estate loan usually within one year from the origination date. Generally, the converted loans will bear similar terms as the terms during the construction period. The increase in 2008 was caused by more commercial construction projects that had not yet converted to permanent financing.

Direct Financing Leases:

The balance represents tax-free leasing arrangements provided to municipal customers. For 2008, the activity represents scheduled run-off.

A comparison of domestic loans at December 31, for the five previous periods is as follows:

	2008	2007	2006	2005	2004
Commercial and CRE	$245,479,992	$216,057,882	$218,213,216	$216,288,597	$221,968,137
Residential real estate	98,510,562	116,978,378	112,742,692	103,920,613	91,294,401
Consumer	85,091,205	81,998,093	77,729,520	74,070,328	61,487,608
Real estate construction	11,426,978	10,703,249	13,369,712	14,198,858	10,620,472
Direct financing leases	443,957	511,178	588,211	650,348	2,211,978
Gross loans	440,952,694	426,248,780	422,643,351	409,128,744	387,582,596
Less:					
Unearned discount	—	—	—	—	48,423
Allowance for loan losses	4,745,234	4,824,401	5,444,303	5,984,649	5,987,798
Net loans	$436,207,460	$421,424,379	$417,199,048	$403,144,095	$381,546,375
Loans available-for-sale	$ 84,000	$ 827,250	$ 122,000	$ 428,584	$ 576,378

A comparison of gross loans by percent at year-end for the five previous periods is as follows:

	2008	2007	2006	2005	2004
Commercial and CRE	55.7 %	50.7 %	51.6 %	52.9 %	57.3 %
Residential real estate	22.3	27.5	26.7	25.4	23.5
Consumer	19.3	19.2	18.4	18.1	15.9
Real estate construction	2.6	2.5	3.2	3.5	2.7
Direct financing leases	0.1	0.1	0.1	0.1	0.6
Gross loans	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %

The following table sets forth the maturity distribution of select components of the loan portfolio at December 31, 2008. Excluded from the table are residential real estate loans, consumer loans and direct financing leases (dollars in thousands):

	One-year or less	One to five Years	More than five years	Total
Commercial and CRE	$ 20,276	$ 57,026	$168,178	$245,480
Real estate construction	11,427	—	—	11,427
Total	$ 31,703	$ 57,026	$168,178	$256,907

Real estate construction loans are included in the one-year or less category since, by their nature, these loans are converted into residential and CRE loans within one year from the date the real estate construction loan was consummated. Upon conversion, the residential and CRE loans would normally mature after five years.

The following table sets forth the sensitivity changes in interest rates for commercial and CRE loans at December 31, 2008 (dollars in thousands):

	One to five Years	More than five years	Total
Fixed interest rate	$ 38,807	$ 46,121	$ 84,928
Variable interest rate	64,070	56,801	120,871
Total	$102,877	$102,922	$205,799

Non-refundable fees or costs associated with all loan originations are deferred. Using the principal reduction method, the deferral is released as charges or credits to loan interest income over the life of the loan.

There are no concentrations of loans to a number of borrowers engaged in similar activities exceeding 10% of total loans that are not otherwise disclosed as a category in the tables above. There are no concentrations of loans that, if resulted in a loss, would have a material adverse effect on the business of the Company. The Company's loan portfolio does not have a material concentration within a single industry or group of related industries that is vulnerable to the risk of a near-term severe negative business impact.

Loans available-for-sale

Generally, upon origination, certain residential mortgages are classified as AFS. In the event market rates increase, fixed-rate loans and adjustable-rate loans not immediately scheduled to re-price would no longer produce yields consistent with the current market. In a declining interest rate environment, the Company would be exposed to prepayment risk and, as rates on adjustable-rate loans decrease, interest income would be negatively affected. Consideration is given to the Company's current liquidity position and projected future liquidity needs. To better manage interest rate and prepayment risk, loans meeting these conditions may be classified as AFS. The carrying value of loans AFS is at the lower of cost or estimated fair value. If the fair values of loans AFS fall below their original cost, the difference is written down and charged to current earnings. Any subsequent appreciation in the portfolio is credited to current earnings but only to the extent of previous write-downs.

Loans AFS at December 31, 2008 were $84,000 with a corresponding fair value of $85,000 compared to $827,000 and $843,000, respectively, at December 31, 2007. During 2008, residential mortgages with principal balances of $46,969,000 were sold into the secondary market and recognized net gains of approximately $261,000. Included in the sale was $28,103,000 of residential loans transferred from the loan and lease portfolio.

The Company retains mortgage servicing rights (MSRs) on loans sold into the secondary market. MSRs are retained so that the Company can continue the personal relationships they have established with their customers. At December 31, 2008 and 2007, the servicing portfolio balance of sold residential mortgage loans was $95,856,000 and $61,023,000, respectively.

Allowance for loan losses

Management continually evaluates the credit quality of the Company's loan portfolio and performs a formal review of the adequacy of the allowance for loan losses (the allowance) on a quarterly basis. The allowance reflects management's best estimate of the amount of credit losses in the loan portfolio. Management's judgment is based on the evaluation of individual loans, past experience, the assessment of current economic conditions and other relevant factors including the amounts and timing of cash flows expected to be received on impaired loans. Those estimates may be susceptible to significant change. The provision for loan losses represents the amount necessary to maintain an appropriate allowance. Loan losses are charged directly against the allowance when loans are deemed to be uncollectible. Recoveries from previously charged-off loans are added to the allowance when received.

Management applies two primary components during the loan review process to determine proper allowance levels. The two components are a specific loan loss allocation for loans that are deemed impaired and a general loan loss allocation for those loans not specifically allocated. The methodology to analyze the adequacy of the allowance for loan losses is as follows:

- identification of specific impaired loans by loan category;
- calculation of specific allowances where required for the impaired loans based on collateral and other objective and quantifiable evidence;
- determination of homogenous pools by loan category and eliminating the impaired loans;
- application of historical loss percentages (five-year average) to pools to determine the allowance allocation; and
- application of qualitative factor adjustment percentages to historical losses for trends or changes in the loan portfolio.

Allocation of the allowance for different categories of loans is based on the methodology as explained above. A key element of the methodology to determine the allowance is the Company's credit risk evaluation process, which includes credit risk grading of individual commercial loans. Commercial loans are assigned credit risk grades based on the Company's assessment of conditions that affect the borrower's ability to meet its contractual obligations under the loan agreement. That process includes reviewing borrowers' current financial information, historical payment experience, credit documentation, public information and other information specific to each individual borrower. The changes in allocations in the commercial loan portfolio from period to period are based upon the credit risk grading system and from periodic reviews of the loan and lease portfolios.

Each quarter, management performs an assessment of the allowance and the provision for loan losses. The Company's Special Assets Committee meets quarterly and the applicable lenders discuss each relationship under review and reach a consensus on the appropriate estimated loss amount based on Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS 114). The Special Assets Committee's focus is on ensuring the pertinent facts are considered and the SFAS 114 reserve amounts are reasonable. The assessment process includes the review of all loans on a non-accruing basis as well as a review of certain loans to which the lenders or the Company's Credit Administration function have assigned a criticized or classified risk rating.

Total charge-offs, net of recoveries, for the year ended December 31, 2008, were $1,019,000, compared to $560,000 in 2007. The majority of the increase occurred in the commercial portfolio and was attributable to non-performing loan dispositions and write-downs before transfers to ORE.

Combined consumer loan and lease financing net charge-offs increased from $237,000 at December 31, 2007 to $320,000 through December 31, 2008. Commercial loan net charge-offs were $358,000 for the year 2007 compared to $654,000 for 2008. Mortgage loans showed net Charge-offs of $45,000 in 2008 compared to net recoveries of $35,000 in 2007. For a discussion on the provision for loan losses, see the "Provision for loan losses," located in the results of operations section of management's discussion and analysis contained herein.

For a further discussion of delinquencies and net charge-offs, see the section entitled "Non-performing assets." Additional discussion is in Note 1, "Nature of operations and summary of significant accounting policies — Allowance for loan losses," and Note 4, "Loans and leases," contained in the notes to consolidated financial statements, incorporated herein by reference.

Management believes that the current balance in the allowance for loan losses of $4,745,000 is sufficient to withstand the identified potential credit quality issues that may arise and others unidentified but are inherent to the portfolio. At December 31, 2008, management was unaware of any potential problem loans that have not been reviewed. Potential problem loans are those where there is known information that leads management to believe repayment of principal and/or interest is in jeopardy and the loans are currently neither on non-accrual status or past due 90 days or more. However, there could be certain instances which become identified over the upcoming year that may require additional charge-offs and/or increases to the allowance. The ratio of allowance for loan losses to total loans was 1.08% at December 31, 2008 compared to 1.13% at December 31, 2007.

The following table sets forth the activity in the allowance for loan losses and certain key ratios for the periods indicated (dollars in thousands):

	2008	2007	2006	2005	2004
Balance at beginning of period	$ 4,824	$ 5,444	$ 5,985	$ 5,988	$ 4,997
Charge-offs:					
Commercial and all other	733	376	661	1,077	775
Real estate	45	90	109	21	266
Consumer	351	256	285	288	480
Lease financing	—	—	—	8	85
Total	1,129	722	1,055	1,394	1,606
Recoveries:					
Commercial and all other	79	18	64	395	226
Real estate	—	125	1	11	20
Consumer	31	19	124	155	178
Lease financing	—	—	—	—	23
Total	110	162	189	561	447
Net charge-offs	1,019	560	866	833	1,159
Provision (credit) for loan losses	940	(60)	325	830	2,150
Balance at end of period	$ 4,745	$ 4,824	$ 5,444	$ 5,985	$ 5,988
Net charge-offs to average net loans outstanding	0.24 %	0.13 %	0.21 %	0.22 %	0.30 %
Allowance for loan losses to net charge-offs	4.66x	8.62x	6.29x	7.18x	5.17x
Allowance for loan losses to total loans	1.08 %	1.13 %	1.29 %	1.46 %	1.54 %
Loans 30 - 89 days past due and accruing	$ 1,858	$ 4,698	$ 2,571	$ 1,609	$ 4,317
Loans 90 days or more past due and accruing	$ 604	$ 26	$ 81	$ 197	$ 557
Non-accruing loans	$ 3,493	$ 3,811	$ 3,358	$ 9,453	$ 9,904
Allowance for loan losses to loans 90 days or more past due and accruing	7.85x	189.41x	67.54x	30.39x	10.75x
Allowance for loan losses to non-accruing loans	1.36x	1.27x	1.62x	0.63x	0.60x
Allowance for loan losses to non-performing loans	1.16x	1.26x	1.58x	0.62x	0.57x
Average net loans	$416,438	$419,586	$412,523	$385,800	$381,366

The allowance for loan losses can generally absorb losses throughout the loan and lease portfolios. However, in some instances an allocation is made for specific loans or groups of loans. Allocation of the allowance for loan losses for different categories of loans is based on the methodology used by the Company, as previously explained. The changes in the allocations from year-to-year are based upon year-end reviews of the loan and lease portfolios.

Allocation of the allowance among major categories of loans for the past five years is summarized in the following table. This table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions, or that the allocation indicates future charge-off trends. The portion of the allowance designated as unallocated is within the Company's policy guidelines.

Category	2008	%	2007	%	2006	%	2005	%	2004	%
Residential real estate	$ 710,981	15.0	$ 636,899	13.2	$ 578,117	10.6	$ 595,092	9.9	$ 451,349	7.5
Consumer.............	973,356	20.5	960,505	19.9	1,157,091	21.2	1,180,175	19.7	966,081	16.1
Commercial and commercial real estate	2,860,059	60.3	2,979,372	61.7	3,549,870	65.2	4,035,950	67.4	4,330,285	72.3
Direct financing leases.............	6,837	0.1	9,355	0.2	14,058	0.3	14,828	0.3	40,891	0.7
Real estate construction....	67,141	1.4	52,634	1.1	59,617	1.1	59,953	1.0	46,465	0.8
Unallocated..........	126,860	2.7	185,636	3.9	85,550	1.6	98,651	1.7	152,727	2.6
Total	$4,745,234	100.0 %	$4,824,401	100.0 %	$5,444,303	100.0 %	$5,984,649	100.0 %	$5,987,798	100.0 %

The allocation of the allowance for the commercial loan portfolio comprised 60%, or $2,860,000, of the total allowance for loan losses at December 31, 2008, of which approximately 10% is reserved for specifically identified non-performing commercial loan relationships. Collateral values were prudently valued to provide a conservative and realistic value of the collateral supporting these loans. The allocations to the other categories of loans are adequate compared to the actual three-year historical net charge-offs.

Non-performing assets

The Company defines non-performing assets as accruing loans past due 90 days or more, non-accrual loans, restructured loans, other real estate owned (ORE) and repossessed assets. As of December 31, 2008, non-performing assets represented 0.96% of total assets compared to 0.67% at December 31, 2007.

The following table sets forth non-performing assets at December 31 (dollars in thousands):

	2008	2007	2006	2005	2004
Net loans, including loans available-for-sale.....................	$436,291	$422,252	$417,321	$403,573	$382,123
Loans past due 90 days or more and accruing	$ 604	$ 26	$ 81	$ 197	$ 557
Non-accrual loans...	3,493	3,811	3,358	9,453	9,904
Total non-performing loans	4,097	3,837	3,439	9,650	10,461
Restructured loans	—	—	—	—	—
Other real estate owned..	1,451	107	197	—	163
Repossessed assets..	—	—	—	19	50
Total non-performing assets	$ 5,548	$ 3,944	$ 3,636	$ 9,669	$ 10,674
Non-accrual loans to net loans..	0.80 %	0.90 %	0.80 %	2.34 %	2.59 %
Non-performing assets to net loans, foreclosed real estate and repossessed assets	1.27 %	0.93 %	0.87 %	2.40 %	2.79 %
Non-performing assets to total assets	0.96 %	0.67 %	0.65 %	1.78 %	1.99 %
Non-performing loans to net loans	0.94 %	0.91 %	0.82 %	2.39 %	2.74 %

In the review of loans for both delinquency and collateral sufficiency, management concluded that there were a number of loans that lacked the ability to repay in accordance with contractual terms. The decision to place loans or leases on a non-accrual status is made on an individual basis after considering factors pertaining to each specific loan.

The majority of non-performing assets for the period is attributed to non-accruing commercial business loans and non-accruing real estate loans in the process of foreclosure. Most of these loans are collateralized, thereby mitigating the Company's potential for loss. In 2007, non-performing loans were $3,837,000 compared to $4,097,000 at year-end 2008. There were no repossessed assets at December 31, 2008 or 2007. ORE at December 31, 2008 consisted of four properties of which one had an agreement to sell pending at that time. ORE at year-end 2007, consisted of one property which was subsequently sold. The Special Assets Department had developed specific action plans for each of the Company's non-performing loans. During 2008, several of those plans were brought to a conclusion resulting in repayments of non-performing loans. The non-accrual loans aggregated $3,493,000 at December 31, 2008, a reduction of $318,000 from year-end 2007. During 2008, approximately $4,946,000 of loans were placed in non-accrual status. These were partially offset by reductions or payoffs of $2,426,000, charge-offs of $916,000, $1,562,000 of transfers to ORE and $360,000 of loans that returned to performing status. Loans past due 90 days or more and accruing totaled $604,000 at December 31, 2008 compared to $26,000, at December 31, 2007. The majority of the increase was attributable to one residential mortgage migrating to the over 90 day category. Non-accrual loans were reduced by 8% to $3,493,000. The ORE balance rose from $107,000 to $1,450,000. This sizeable increase is a result of the collections process as the collateral securing non-accruing loans are taken in the foreclosure process. These three items comprise the non-performing assets of $5,548,000 at December 31, 2008. The percentage of non-performing assets to total assets was 0.96% at December 31, 2008, an increase from 0.67% at December 31, 2007, primarily due to the aforementioned ORE increase. Non-performing loans to net loans were 0.94% at December 31, 2008, and 0.91% at December 31, 2007. The 30-89 day past due loans at December 31, 2008 were $1,858,000 reduced from $4,698,000 at December 31, 2007. Contributing to the reduction was the repayment of previously delinquent loans and others which had been brought current.

During the latter part of January 2009 the Company was notified by a customer of a significant adverse business event causing management to place the customer's $3,300,000 loan relationship on non-accruing status. Management does not expect this will have a material impact on income going forward.

Repossessed assets consist of previously financed vehicles held-for-sale. Subsequent to the loan or lease maturity, the borrower or lessee defaulted on their contract and the Company repossessed the unit. Repossessed assets are sold through either a private or public sale and any deficiency balance from the sale of the asset is charged to the allowance for loan losses. The Company terminated its automobile leasing business in 2005. There were no repossessed assets or restructured loans at December 31, 2007 or December 31, 2008.

Payments received on non-accrual loans are recognized on a cash basis. Payments are first applied against the outstanding principal balance, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of interest income. During 2008, the Company collected approximately $311,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2008 had been performing in accordance with their original terms, the Company would have recognized interest income with respect to such loans of $250,000 for the year ended December 31, 2008.

Bank premises and equipment, net

Net of accumulated depreciation and disposals, premises and equipment increased $3,091,000. The Company purchased fixed assets or transferred assets from construction in process, a component of other assets in the consolidated balance sheet, of approximately $4,489,000 during 2008 compared to $3,293,000 in 2007. The increase was principally from the construction and completion of the Company's West Scranton branch expansion project.

Foreclosed assets held-for-sale

<u>Other Real Estate Owned</u>

ORE was $1,451,000 at December 31, 2008 consisting of four properties, one of which was under an agreement to be sold. The remaining three properties were listed for sale with a realtor. The one ORE property which had been owned at year end December 31, 2007 was sold.

Cash surrender value of bank owned life insurance

The Company maintains bank owned life insurance (BOLI) for a chosen group of employees, namely its officers, where the Company is the owner and sole beneficiary of the policies. BOLI is classified as a non-interest earning asset. Increases in the cash surrender value are recorded as components of non-interest income. The BOLI is profitable from the appreciation of the cash surrender values of the pool of insurance and its tax-free advantage to the Company. This profitability is used to offset a portion of current and future employee benefit costs. The BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Other assets

Other assets more than doubled in 2008 to $8,930,000 compared to 2007. The increase was caused predominately by the increase in the net deferred tax asst of $4,046,000 as a result of additional unrealized losses in the securities AFS portfolio. See Note 10, "Income Taxes," for an analysis of the net deferred tax asset. Also contributing to the increase in other assets was an increase in the fair value of the Company's derivative contract which is more fully explained in Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Results of Operations

Earnings Summary

The Company's results of operations depend primarily on net interest income. Net interest income is the difference between interest income and interest expense. Interest income is generated from yields on interest-earning assets, which consist principally of loans and investment securities. Interest expense is incurred from rates paid on interest-bearing liabilities, which consist of deposits and borrowings. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The interest rate spread is significantly impacted by: changes in interest rates and market yield curves and their related impact on cash flows; the composition and characteristics of interest-earning assets and interest-bearing liabilities; differences in the maturity and re-pricing characteristics of assets compared to the maturity and re-pricing characteristics of the liabilities that fund them and by the competition in our marketplace.

The Company's profitability is also affected by the level of its non-interest income and expenses, provision for loan losses and provision for income taxes. Non-interest income consists mostly of service charges on the Bank's deposit and loan products, trust and asset management service fees, increases in the cash surrender value of the bank owned life insurance (BOLI), net gains or losses from the sales of loans and securities AFS, sales of other real estate (ORE) properties and from other-than-temporary impairment (OTTI) charges from investment securities. Non-interest expense consists of compensation and related employee benefit expenses, occupancy, equipment, data processing, advertising, marketing, professional fees, insurance and other operating overhead.

The Company's profitability is significantly affected by general economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities. The Company's loan portfolio is comprised principally of commercial and commercial real estate loans. The properties underlying the Company's mortgages are concentrated in Northeastern Pennsylvania. Credit risk, which represents the possibility of the Company not recovering amounts due from its borrowers, is significantly related to local economic conditions in the areas where the properties are located as well as the Company's underwriting standards. Economic conditions affect the market value of the underlying collateral as well as the levels of adequate cash flow and revenue generation from income-producing commercial properties.

Overview

Net income for the year ended December 31, 2008 was $3,636,000, compared to $4,612,000 for the year ended December 31, 2007. During the same periods, diluted earnings per common share was $1.76 and $2.23, respectively. For the year ended December 31, 2008, the Company's return on average assets (ROA) and return on average shareholders' equity (ROE) were 0.62% and 6.81% compared to 0.80% and 8.65%, respectively, for the year ended December 31, 2007. The current year included a non-operating, non-cash, after-tax charge of $288,000 related to an other-than-temporary impairment (OTTI) in the Company's security AFS portfolio that did not occur in 2007. In addition, during 2008, the Company recorded a provision for loan losses in the amount of $940,000 compared to a credit for loan losses of $60,000 in 2007. The provision for loan losses in 2008 was recorded in anticipation of credit quality deterioration ensuing from accelerated declines in economic conditions during the fourth quarter of 2008, in addition to growth in the commercial loan portfolio. Further contributing to the lower net income were lower non-interest interest income and higher non-interest expenses. These items were partially offset by an improvement in net interest income of $1,658,000, or 9%, to $19,277,000 in 2008 compared to $17,619,000 in 2007. The decline in ROA and ROE was caused by the decrease in net income.

The following table reconciles net income, as reported to pro forma net operating income for the years indicated:

	2008		2007	
	Amount	Per share	Amount	Per share
Net income, as reported	$ 3,635,948	$ 1.76	$ 4,611,572	$ 2.23
OTTI	435,665	0.21	—	—
Tax effect	(148,126)	(0.07)	—	—
Net operating earnings	$ 3,923,487	$ 1.90	$ 4,611,572	$ 2.23

Net interest income

The following table sets forth a comparison of average balances of assets and liabilities and their related net tax equivalent yields and rates for 2008, 2007 and 2006 (dollars in thousands):

	2008			2007			2006		
Assets	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate
Interest-earning assets									
Interest-bearing deposits	$ 233	$ 3	1.36 %	$ 184	$ 9	4.81 %	$ 240	$ 9	3.82%
Investments:									
U.S. government agencies	49,034	2,576	5.25	34,682	1,724	4.97	43,299	1,795	4.15
Mortgage-backed securities	35,294	1,833	5.19	51,781	2,540	4.91	42,999	1,944	4.52
State and municipal	15,813	1,014	6.41	12,267	780	6.36	14,485	927	6.40
Other	25,967	1,252	4.82	17,487	1,175	6.72	14,536	946	6.50
Total investments	126,108	6,675	5.29	116,217	6,219	5.35	115,319	5,612	4.87
Loans:									
Commercial	231,721	15,869	6.85	220,968	16,458	7.45	219,482	16,018	7.30
Consumer	71,089	4,872	6.85	68,395	4,625	6.76	65,011	4,200	6.46
Real estate	117,547	6,985	5.94	134,869	8,360	6.20	133,279	8,101	6.08
Direct financing leases	477	29	6.15	549	34	6.16	618	38	6.18
Total loans	420,834	27,755	6.60	424,781	29,477	6.94	418,390	28,357	6.78
Federal funds sold	3,342	91	2.73	1,948	103	5.28	2,479	123	4.97
Total interest-earning assets	550,517	34,524	6.27 %	543,130	35,808	6.59 %	536,428	34,101	6.36%
Non-interest earning assets	33,301			32,328			28,495		
Total Assets	$583,818			$575,458			$564,923		
Liabilities and shareholders' equity									
Interest-bearing liabilities									
Deposits:									
Savings	$ 38,425	$ 331	0.86 %	$ 41,055	$ 511	1.24 %	$ 46,422	$ 620	1.34%
NOW	59,130	616	1.04	67,489	1,837	2.72	69,138	1,880	2.72
MMDA	93,465	2,460	2.63	84,000	3,658	4.35	68,476	2,948	4.30
CDs < $100,000	98,410	4,052	4.12	94,420	4,173	4.42	87,345	3,235	3.70
CDs > $100,000	80,389	3,638	4.53	66,998	3,168	4.73	67,129	2,791	4.16
Clubs	1,764	21	1.19	1,908	23	1.21	1,750	19	1.08
Total deposits	371,583	11,118	2.99	355,870	13,370	3.76	340,260	11,493	3.38
Repurchase agreements	12,074	103	0.85	19,580	465	2.38	23,391	624	2.67
Borrowed funds	74,530	3,463	4.65	71,573	3,825	5.34	79,627	4,244	5.33
Total interest-bearing liabilities	458,187	14,684	3.20 %	447,023	17,660	3.95 %	443,278	16,361	3.69%
Non-interest bearing deposits	67,717			70,606			68,224		
Non-interest bearing liabilities	4,503			4,499			3,771		
Total liabilities	530,407			522,128			515,273		
Shareholders' equity	53,411			53,330			49,650		
Total liabilities and shareholders' equity	$583,818			$575,458			$564,923		
Net interest income		$ 19,840			$ 18,148			$ 17,740	
Net interest spread			3.07 %			2.64 %			2.67%
Net interest margin			3.60 %			3.34 %			3.31%

In the preceding table, interest income was adjusted to a tax-equivalent basis, using the corporate federal tax rate of 34%, to recognize the income from tax-exempt interest-earning assets as if the interest was taxable. This treatment allows a uniform comparison between yields on interest-earning assets. Loans include loans AFS and non-accrual loans but exclude the allowance for loan losses. Average balances are based on amortized cost and do not reflect unrealized gains or losses. Net interest margin represents net interest income divided by total average interest-earning assets.

Changes in net interest income are a function of both changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. The following table presents the extent to which changes in interest rates and changes in volumes of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) the changes attributable to changes in volume (changes in volume multiplied by the prior period rate), (2) the changes attributable to changes in interest rates (changes in rates multiplied by prior period volume) and (3) the net change. The combined effect of changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was not converted to a tax-equivalent basis on the rate/volume analysis (dollars in thousands):

	Years ended December 31,					
	2008 compared to 2007			2007 compared to 2006		
	Increase (decrease) due to					
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans and leases:						
Mortgage	$(1,040)	$ (336)	$(1,376)	$ 97	$ 163	$ 260
Commercial	766	(1,305)	(539)	108	318	426
Consumer	178	66	244	219	203	422
Total loans and leases	(96)	(1,575)	(1,671)	424	684	1,108
Investment securities, interest-bearing deposits and federal funds sold	564	(211)	353	14	628	642
Total interest income	468	(1,786)	(1,318)	438	1,312	1,750
Interest expense:						
Deposits:						
Certificates of deposit greater than $100,000	611	(141)	470	(5)	382	377
Other	81	(2,803)	(2,722)	520	980	1,500
Total deposits	692	(2,944)	(2,252)	515	1,362	1,877
Other interest-bearing liabilities	(206)	(518)	(724)	(558)	(20)	(578)
Total interest expense	486	(3,462)	(2,976)	(43)	1,342	1,299
Net interest income	$ (18)	$ 1,676	$ 1,658	$ 481	$ (30)	$ 451

The slope of the yield curve has returned to a more normal, positive slope in 2008 compared to 2007, but at unprecedented low levels. In several efforts to stimulate a recessing economy, the FOMC reduced short-term interest rates seven times during 2008, in intervals ranging from 25 to 75 basis points, sometimes occurring twice in a single month. In response to these actions, the national prime rate also decreased during 2008. National prime, the benchmark rate banks use to set rates on various lending and other interest sensitive products, decreased seven times for a total decrease of 400 basis points from 7.25% at December 31, 2007 to 3.25% at December 31, 2008. As a result of the short-term rate reductions, the yield curve has become positively sloped thereby resulting in opportunities for the Company to improve its net interest margin. However, operating in a very low, highly volatile interest rate environment will also present challenges in the coming year.

While national prime decreased 400 basis points, the weighted-average national prime rate decreased to 5.09% in 2008 compared to 8.05% in 2007. The effect of this average decrease has been to exert extreme downward pressure on yields of the Company's interest-earning assets. With rate cutting beginning in January 2008, this pressure existed with increasing momentum throughout all of 2008. The Company was able to more than offset this pressure by periodically adjusting rates on its interest-bearing deposits. In response to the swift downward shift in rates, the Company's asset liability committee assessed, among other things, the impact the interest rate movements have had on its earning assets. Where necessary, rate adjustments to interest-bearing deposit and repurchase agreements were implemented and wholesale funding sources were utilized, all which helped minimize the effect rate changes have had on net interest income. The committee meets frequently and has successfully implemented rate setting strategies to mitigate the interest rate risk inherent in the balance sheet and has been able to preserve its net interest margin while always mindful of our customers' needs.

As market rates fall along with national prime, loan originations, renewing commercial and residential loans and lines of credit should price below the average 2008 portfolio yields. In addition, the decrease in the Treasury yields and other capital market rates, which largely began during the second half of 2008, could continue to have an unfavorable impact on the Company's total 2009 investment portfolio yield. The relative and predominantly lower interest rate environment of 2008 continued to have a negative impact on the Company's interest-earning assets. Total interest income declined 4%, or $1,318,000 from $35,279,000 in 2007 to $33,961,000in 2008 and further caused the tax-equivalent yield on earning assets to decrease 32 basis points. The Company should continue to experience a period of sliding yields on its interest-earning assets during 2009, and in what appears to be a prolonged low interest rate environment.

Interest expense decreased $2,976,000, or 17%, from $17,660,000 in 2007 to $14,684,000 in 2008. The fast-falling, lower interest rate environment that was prevalent throughout most of 2008, required the Company to periodically reduce offering rates on both its deposit and repurchase agreement products. Though the Company recorded a net increase in average interest-bearing liabilities, due to deposit growth, interest expense on deposits declined by almost $3,000,000 in 2008 compared to 2007 caused by a 77 basis point decline on rates paid. The effect of the $15,713,000 increase in average interest-bearing deposits was an additional $692,000 in interest expense. In an effort to maintain reasonable interest rate spreads to its earning-assets, throughout 2008 the Company's asset / liability committee has reduced rates paid on CDs as well as rates paid on transactional deposits. Rates on CD's should naturally price lower as they mature. However, whether or not the Company can continue to reduce rates on transaction deposits that are currently priced at unprecedented low levels to maintain its interest rate spread will be predicated on the interest rate environment, liquidity position and competition. Interest expense on borrowings, including repurchase agreements, declined $724,000 during 2008, mostly from lower rates.

The resulting performance of the mix of the Company's interest-sensitive assets and liabilities and the varying effects the severity of the yield curve slope has had during 2008, net interest income increased $1,658,000, or 9%, from $17,619,000 in 2007 to $19,277,000 in 2008. On a tax-equivalent basis, the net interest rate spread increased 43 basis points from 2.64% to 3.07% and the tax-equivalent margin improved 26 basis points, from 3.34% in 2007 to 3.60% in 2008, respectively. The improvement in spread and margin were due largely to lower rates paid on interest-bearing liabilities and more net interest income.

Provision for loan losses

The provision for loan losses represents the necessary amount to charge against current earnings, the purpose of which is to increase the allowance for loan losses to a level that represents management's best estimate of known and inherent losses in the Company's loan portfolio. Loans and leases determined to be uncollectible are charged-off against the allowance for loan losses. The required amount of the provision for loan losses, based upon the adequate level of the allowance for loan losses, is subject to ongoing analysis of the loan portfolio. The Company's Special Asset Committee meets periodically to review problem loans and leases. The committee is comprised of management, including the chief risk officer, loan workout officers and collection personnel. The committee reports quarterly to the Credit Administration Committee of the Board of Directors.

Management continuously reviews the risks inherent in the loan and lease portfolio. Specific factors used to evaluate the adequacy of the loan loss provision during the formal process include:

- specific loans that could have loss potential;
- levels of and trends in delinquencies and non-accrual loans;
- levels of and trends in charge-offs and recoveries;
- trends in volume and terms of loans;
- changes in risk selection and underwriting standards;
- changes in lending policies, procedures and practices;
- experience, ability and depth of lending management;
- national and local economic trends and conditions; and
- changes in credit concentrations.

Provisions for loan losses of $940,000 were made for the year ended December 31, 2008. In 2007, the Company did not need to make provisions and reduced the allowance for loan losses due to a reduced level of internally criticized and classified loans. The $940,000 provision for loan losses was recorded for anticipated credit quality deterioration, ensuing from accelerated declines in economic conditions during the fourth quarter of 2008, together with providing for over $30 million of loan growth throughout 2008. The provision increase occurred to reinforce and fund the allowance for loan losses balance as of December 31, 2008 to safeguard against possible future losses. The allowance for loan losses was $4,745,000 at December 31, 2008, and was $4,824,000 at December 31, 2007.

Other income

For the year ended December 31, 2008, total other income was $4,578,000, $627,000, or 12% less than the $5,205,000 recorded during the year ended December 31, 2007. In 2008, a non-cash OTTI charge of $436,000 was recorded. There was no similar charge in 2007. The OTTI charge is related to the Company's investment in a pooled preferred term security and a common stock equity position in FNMA. The carrying values of these securities were written down to their fair values during the third and fourth quarters as management has deemed the impairment to be other-than-temporary. Service charges on deposit related accounts declined $106,000, or 4%, in 2008 compared to 2007. Most of this decline was the result of lower volumes of overdraft transactions. During 2008, the Company recorded net losses from the disposal of premises and equipment of $36,000 compared to net gains of $98,000 recorded in 2007, or an adverse impact of approximately $134,000. The loss in 2008 was from the disposal of unused, obsolete capital equipment while in 2007 gains included the sales of two commercial facilities previously leased to non-related third parties. Further contributing to the non-interest income decline in 2008 were the gains recorded form the sale of foreclosed properties in 2007 of $144,000 compared to $43,000 in 2008. Partially offsetting these adverse changes in non-interest income were: $101,000 more gains from the sales of residential mortgages into the secondary market; fees earned from the Company's trust services business and an increase in the cash surrender value of BOLI.

In 2009, the Company projects continued decline in service fees from deposit accounts, which in 2008 declined by nearly 4% from 2007, as the expectation there will be an even lower volume of overdraft transactions. In the current environment, it is difficult to determine whether this trend will continue.

Other expenses

For the year ended December 31, 2008, other operating expenses grew $1,574,000, or 9%, from $16,637,000 for the year ended December 31, 2007. Merit and performance-based incentive increases, branch expansion and the related employee benefits, health care, and wider participation in the Company's 401(k) plan caused salaries and employee benefit costs to rise $1,164,000, or 13%, for the twelve months ended December 31, 2008 compared to the same period in 2007. Higher occupancy related expenses, a component of premises and equipment, increased $95,000, or 3%, due to a full year of depreciation and amortization on the Green Ridge branch relocation and the 2008 opening of the West Scranton branch. Branch expansion activities also included more advertising and marketing, up $33,000, or 5%, and other increased overhead including: office supplies, postage, data processing and FDIC premiums. Other expenses also increased by higher collection and ORE expenses associated with more legal and foreclosure costs.

As the Company enters 2009, management expects certain expenses to rise over and above normal expected inflationary increases. In 2009, the West Scranton branch will reflect a full year of operational expenses. For example occupancy related costs could amount to $230,000 more in 2009 than in 2008. The Company's FDIC premium, which grew 1.5 times the 2007 level, will significantly increase even further, by increased premiums and also from the Company's decision to voluntarily participate in the Temporary Liquidity Guarantee Program (TLGP). The Company anticipates up to $300,000 of additional premiums, but cannot quantify the effect of the TLGP premium impact as it will be determined by depositor sentiment for mitigating their personal risk.

In late February 2009, the FDIC voted to impose a special assessment of 20 basis points on all FDIC-insured banks to be collected on September 30, 2009. The Company anticipates that the special assessment will adversely affect earning by approximately $900,000 based on our current federally-insured deposit amounts. Furthermore, the FDIC has the authority, after June 30, 2009, to impose an additional 10 basis point emergency special assessment on all FDIC-insured banks if it estimates the reserve ratio of the Deposit Insurance Fund will fall to a level that it believes would adversely affect public confidence or to a level which would be close to zero or negative at the end of a calendar quarter. At this time we cannot estimate the probability of this event; however, any additional FDIC assessment and/or premium would be adverse to our 2009 earnings.

The ratio of non-interest expense less non-interest income (expense ratio) to average assets at December 31, 2008 and 2007 was 2.25% and 2.01%, respectively. The overhead expense ratio of the Company drifted upward due to higher non-interest expenses.

Provision for income taxes

Income before provision for income taxes in 2008 decreased $1,543,000 from 2007. The effective federal income tax rate was 22.7% and 26.2% for the years ending December 31, 2008 and 2007, respectively. The decrease in the effective tax rate is attributable to the decrease in pre-tax income.

Comparison of Financial Condition as of December 31, 2007 <u>and 2006 and Results of Operations for each of the Years then Ended</u>

<u>*Financial Condition*</u>

Overview

Consolidated assets increased $25,095,000, or 4%, during the year ended December 31, 2007 to $587,413,000. The increase resulted from increases in total deposits of $15,374,000, total borrowings of $6,173,000 and total shareholders' equity of $3,579,000. During 2007, the carrying values of the investment and loan portfolios increased $22,573,000 and $4,931,000, respectively, while premises and equipment, net plus construction in process, a component of other assets in the consolidated balance sheet, increased $1,287,000. Cash decreased $3,392,000 since December 31, 2006.

Deposits

Total deposits increased $15,373,000, or 4%, during 2007 to $425,708,000. The growth in deposits was from increases in money market and certificate of deposit accounts of $15,533,000 and $24,389,000, or 21% and 16%, respectively, partially offset by declines in NOW, savings and DDAs of $10,427,000, $5,176,000 and $8,946,000, respectively. Certificate of deposit accounts continued to grow as customers locked in rates during the declining interest rate environment. The increase in money market accounts, net of the decline in savings and club accounts, was from success in our deposit-gathering strategies in conjunction with promotional interest rates tailored to depositors' needs. DDAs decreased 12% compared to December 31, 2006; however, management believed this outflow was related to customer transaction timing and therefore temporary rather than permanent.

Short-term borrowings

During 2007, repurchase agreements declined to $20,504,000 from $22,224,000 at December 31, 2006. At December 31, 2007 and 2006, sweep accounts represented 62% and 70%, respectively, of total repurchase agreements. Investment security pre-refunding strategies and late-year deposit outflow resulted in an increase in overnight borrowings of $8,555,000 as of December 31, 2007 compared to December 31, 2006.

Long-term debt

The weighted-average rate in effect on funds borrowed at December 31, 2007, was 5.26% compared to 5.15% as of December 31, 2006. The 2007 weighted-average rate was 133 basis points below the tax-equivalent yield of 6.59% on average earning assets for the year ended December 31, 2007. Rates on $42,000,000 of the total long-term advances are fixed but will adjust quarterly should market rates increase beyond the issues' original or strike rates. As of December 31, 2007, the weighted-average rate on this convertible debt was 5.35%. To help reduce the Company's reliance on overnight funding, during 2007 $16,000,000 of advances that had matured or converted, and carried a weighted-average interest rate of 4.78%, were replaced with fixed- and capped floating-rate advances. The new advances aggregated $20,000,000 that mature in 2009 and carried an initial weighted-average interest rate of 5.40%. As of December 31, 2007, the weighted-average interest rate on these advances amounted to 5.13%.

Investments

As of December 31, 2007 and December 31, 2006, the aggregate fair value of securities HTM exceeded their respective aggregate amortized cost by $33,000 and $29,000, respectively. Total investments increased $22,574,000, net of a $23,000 decline in the market value of AFS investments. The increase in the investment portfolio during 2007 was the result of investing excess liquidity stemming from deposit inflows and late-year overnight borrowings used as a pre-refunding strategy. The carrying value of investment securities, at December 31, 2007, was $122,984,000, or 21%, of total assets compared to $100,411,000, or 18%, as of December 31, 2006. Mortgage-backed securities, which amortize and provide monthly cash flow, continue to dominate the composition of the total investment portfolio representing 48% at December 31, 2007, compared to 43% at December 31, 2006.

The tax-equivalent yield on debt securities by stated maturity date at December 31, 2007, is as follows:

	One year or less	One through five years	Five through ten years	More than ten years	Total
U.S. government agencies	3.00 %	4.83 %	4.90 %	5.99 %	5.25 %
Mortgage-backed securities	6.00	4.11	4.32	5.22	5.06
State & municipal subdivisions	—	—	5.55	5.71	5.69
Preferred term securities	—	—	—	6.25	6.25
Total debt securities	3.05 %	4.54 %	4.78 %	5.59 %	5.34 %

Loans and leases

Gross loans and leases increased $3,606,000, or 1%, from $422,643,000 at December 31, 2006, to $426,249,000 at December 31, 2007. Gross loans represented 73% and 75% of total assets at December 31, 2007 and December 31, 2006, respectively.

In 2007, the Company originated $32,919,000 of commercial loans, $24,032,000 of residential mortgage loans and $28,062,000 of consumer loans. This compares to $17,152,000, $21,431,000 and $29,565,000, respectively, in 2006. Included in mortgage loans is $12,515,000 of real estate construction lines in 2007 and $11,111,000 in 2006. In addition for 2007, the Company originated lines of credit in the amounts of $18,564,000 for commercial borrowers and $6,296,000 in home equity and other consumer lines of credit.

Though loan originations increased in 2007 compared to 2006, and despite operating in an overall higher interest rate environment, payoffs and pay-downs were high in 2007 almost offsetting the originations. As a result, there was only a subtle increase in the loan portfolio.

Commercial and Commercial Real Estate Loans:

Though commercial and commercial real estate (CRE) originations were relatively strong, they were fully offset by scheduled principal curtailments and pre-payments, thereby resulting in a commercial loan decline of $2,155,000 to $216,058,000 from $218,213,000, or almost 1% during 2007. The Company hired a new senior lender and had restructured its existing team of commercial loan officers to better serve our existing customer base and strategically penetrate the markets for new business relationships.

Residential Real Estate Loans:

Residential real estate loans increased $4,235,000, or 4%, to $116,978,000 in 2007. Though operating in a higher interest rate environment, which tends to reduce the level of prepayment and refinance activity, the Company was able to continue to grow its residential real estate loan portfolio on the strength of its very dedicated staff of loan originators and transfers of construction loans to permanent financing.

Consumer Loans:

Consumer loans increased $4,269,000, or 6%, during 2007. The increase in this sector is mainly from less refinance and payoff activity caused by a relatively higher interest rate environment. This enabled the portfolio to grow despite a minor decline in loan originations.

Real Estate Construction Loans:

Real estate construction loans decreased by $2,666,000, or 20%, at December 31, 2007 compared to December 31, 2006. The decline in 2007 was caused by more residential construction loans converting to permanent mortgage loans; however, both categories remain strong.

Direct Financing Leases:

The balance represents tax-free leasing arrangements provided to municipal customers. For 2007, the activity represents scheduled run-off.

Loans available-for-sale

Loans AFS at December 31, 2007, were $827,000, with a corresponding fair value of $843,000 compared to $122,000 and $123,000, respectively, at December 31, 2006. During 2007, residential mortgages and student loans with principal balances of $16,210,000 and $57,000, respectively, were sold into the secondary market and combined gains of approximately $159,000 were recognized. There were no sold SBA loans during 2007.

At December 31, 2007 and 2006, the servicing portfolio balance of sold residential mortgage loans was $61,023,000 and $53,112,000, respectively.

Allowance for loan losses

Total charge-offs, net of recoveries, for the year ended December 31, 2007, were $560,000, compared to $865,000 in 2006. Combined consumer loan and lease financing net charge-offs increased slightly from $161,000 at December 31, 2006 to $237,000 through December 31, 2007. Commercial loan net charge-offs were $597,000 for the year 2006 compared to $357,000 for 2007. Mortgage loans showed net recoveries of $35,000 in 2007 compared to net charge-offs of $108,000 in 2006. This reversal from net mortgage charge-offs in 2006 to net recoveries in 2007 was the result of recording one large mortgage loan recovery of $107,000 on a loan which had been charged-off in a prior year.

Non-performing assets

The majority of non-performing assets for the period was attributed to non-accruing commercial business loans and non-accruing real estate loans in the process of foreclosure. Most of these loans were collateralized, thereby mitigating the Company's potential for loss. In 2006, non-performing loans were $3,439,000 compared to $3,837,000 at year-end 2007. There were no repossessed assets at December 31, 2007 or 2006. ORE at December 31, 2007 consisted of one property which had an agreement to sell pending. At year-end 2006, five residential properties were owned, all of which were sold. The Special Assets Department had developed specific action plans for each of the Company's non-performing loans. During 2007, many of those plans came to a conclusion resulting in repayments of non-performing loans. The non-accrual loans aggregated $3,811,000 at December 31, 2007, an increase of $453,000 from year-end 2006. During 2007 approximately $3,075,000 of loans were placed in non-accrual status. These were partially offset by payoffs or pay-downs of $1,888,000, charge-offs of $236,000, $352,000 in transfers to ORE and $146,000 of loans that returned to performing status. Loans past due 90 days or more and accruing declined 68%, to $26,000, at December 31, 2007. The non-accrual loans rose by 14 % to $3,811,000 and ORE declined by 46 % to $107,000. These three items comprise the non-performing assets of $3,944,000. The percentage of non-performing assets to total assets was 0.67% at December 31, 2007, a minor change from 0.65% at December 31, 2006. Non-performing loans to net loans were 0.91% at December 31, 2007, and 0.82% at December 31, 2006.

During 2007, the Company collected $93,000 of interest income recognized on the cash basis. If the non-accrual loans that were outstanding as of December 31, 2007 had been performing in accordance with their original terms, the Company would have recognized interest income with respect to such loans of $391,000 for the year ended December 31, 2007.

Bank premises and equipment, net

Net of accumulated depreciation and disposals, premises and equipment increased $1,640,467. During 2007, the Company purchased or transferred from construction in process approximately $3,293,000 compared to $852,000 in 2006. The increase was principally from the completion of the Company's Green Ridge branch relocation construction project.

Foreclosed assets held-for-sale

<u>Other Real Estate Owned</u>

ORE was $107,000 at December 31, 2007 consisting of one property, the sale of which is pending. The five residential properties which were owned at year end 2006 have all been sold.

Other assets

The decrease in other assets of $384,000, or 8%, from December 31, 2006 was due mostly to the reduction of capitalized interim construction costs for the Company's branch expansion and other projects and a decrease in the net deferred tax asset, partially offset by an increase in the market value of the Company's derivative contract. See Note 10, "Income Taxes," for an analysis of the net deferred tax asset. For a further discussion on the Company's derivative contract, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Results of Operations

Earnings Summary

Net income for the year ended December 31, 2007 was \$4,612,000, compared to \$4,125,000 for the year ended December 31, 2006. During the same periods, diluted earnings per common share was \$2.23 and \$2.01, respectively. For the year ended December 31, 2007, the Company's ROA and ROE were 0.80% and 8.65%, respectively, compared to 0.73% and 8.31% for the year ended December 31, 2006. The improvement in net income was primarily from a 3%, or \$451,000, increase in net interest income, a 15%, or \$683,000, rise in non-interest income, partially offset be a 5%, or \$758,000, increase in operating expenses. Also contributing to the improvement was a credit for loan losses of \$60,000 during the twelve months ended December 31, 2007 compared to a provision of \$325,000 in 2006. The improvement in ROA and ROE was largely due to the improvement in net income.

Net interest income

The slope of the yield curve, which became inverted, or negatively sloped in 2006, had returned to a more normal, positive slope in 2007. An inverted yield curve presents challenges to banks because short-term rates are higher than long-term rates which tends to compress net interest income because deposit and borrowing terms are generally shorter than investment and loan terms. The FOMC reduced short-term interest rates three times during the second half of 2007. In response to these actions, national prime also decreased during 2007. National prime also decreased three times for a total decrease of 100 basis points from 8.25% at December 31, 2006 to 7.25% at December 31, 2007. As a result of the rate reductions, the yield curve had become more positively sloped thereby provided opportunities for the Company to bolster its net interest margin.

Though national prime decreased 100 basis points, the weighted-average national prime rate increased to 8.05% in 2007 compared to 7.96% in 2006. This phenomenon was caused by the first rate reduction occurring well into the third quarter. Thus, most of 2007 consisted of market rates that existed at the year-end 2006 level. The effect of this average increase pressured rates paid on interest-bearing liabilities and was only marginally offset by the effect rates had on interest earning-assets.

As expected, the relative and predominantly higher interest rate environment during 2007 continued to have a positive influence on the Company's interest-earning assets. Total interest income increased 5%, from \$33,530,000 in 2006 to \$35,279,000 in 2007 and further, caused the tax-equivalent yield on earning assets to increase 23 basis points. Interest expense increased \$1,299,000, or 8%, from \$16,361,000 in 2006 to \$17,660,000 in 2007. The cost of interest-bearing liabilities increased 26 basis points in 2007. The higher interest rate environment that was prevalent throughout most of 2007, in conjunction with higher average interest-bearing deposit balances, necessitated the need for the Company to increase offering rates on its deposit products. As a result, interest expense on deposits increased \$1,877,000 during 2007, of which approximately \$1,362,000 was caused by a 38 basis point rise in average rates. Average balances in interest-bearing deposits increased by \$15,610,000 during 2007, resulting in an additional \$515,000 in expense. Interest expense on borrowings, including repurchase agreements, declined \$578,000 during 2007, due almost entirely to lower average balances.

As a result of the mix of the Company's interest-sensitive assets and liabilities and the varying effects the slope of the interest rate yield curve has had during 2007, net interest income increased \$451,000, or 3%, from \$17,168,000 in 2006 to \$17,619,000 in 2007. On a tax-equivalent basis, the net interest rate spread declined 3 basis points from 2.67% to 2.64% and the tax-equivalent margin improved 3 basis points, from 3.31% in 2006 to 3.34% in 2007, respectively. The decrease in spread was due to a larger increase in rates paid on interest-bearing liabilities than the increase in yields from interest-earning assets. The margin improvement was from more net interest income in 2007 compared to 2006.

Provision for loan losses

A credit for loan losses of \$60,000 was made to the allowance during 2007 compared to a provision for loan losses of \$325,000 for the year ended December 31, 2006. In 2007, the Company did not need to make provisions and reduced the allowance for loan losses due to a reduced level of internally criticized and classified loans. These reductions occurred as a result of some adversely rated loans which were either upgraded in rating due to credit improvement or were repaid. The allowance for loan losses was \$4,824,000 at December 31, 2007, compared to \$5,444,000 at December 31, 2006. The reduced level of the allowance was due to the improved quality of the portfolio.

Other income

For the year ended December 31, 2007, total other income was $5,205,000, an increase of $683,000, or 15%, from the $4,522,000 recorded during 2006. In 2007, the Company experienced growth in service charges on deposit accounts of $376,000, or 14%, and also recognized net gains of $144,000 from sales of foreclosed properties held-for-sale. An increase in overdraft charges was the principal reason for growth in deposit service charges. The significant gain from the sale of foreclosed properties was the result of excess collateral value compared to the carrying value. Further contributing to the increase in non-interest income were: increased sales activities of residential mortgages into the secondary market resulting in $62,000 more of gains compared to 2006; increases in BOLI earnings; higher revenue from financial services activities; and the disposal of premises and equipment that produced net gains of $98,000 in 2007 compared to net losses of $20,000 in 2006. Included in 2007 were the sales of two commercial facilities previously leased to non-related third parties.

Other expense

For the twelve months ended December 31, 2007, other operating expenses were $16,637,000 compared to $15,878,000 for the twelve months ended December 31, 2006, a $758,000 or 5% increase. Merit and performance-based incentive increases caused salary and employee benefit costs to rise $377,000, or 5%, for the twelve months ended December 31, 2007 compared to the same period in 2006. Advertising and marketing related expenses were up $144,000, or 27%, due to activities associated with the grand opening and relocation project of Company's Green Ridge branch office. Other expenses increased $225,000, or 6%, in 2007 compared to 2006 caused by increased professional services, ATM expense and other branch related operating costs.

The expense ratio at December 31, 2007 and 2006 was 2.01% and 2.02%, respectively. The overhead expense ratio of the Company remained comparable to the Uniform Bank Performance Report peer comparison group ratio.

Provision for income taxes

Income before provision for income taxes in 2007 increased $760,000 from 2006. The effective federal income tax rate was 26.2% and 24.8% for the years ending December 31, 2007 and 2006, respectively. The increase in the effective tax rate is attributed to an increase in pre-tax income and a decrease in tax-free income.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers and in connection with the overall interest rate management strategy. These instruments involve, to a varying degree, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments, lease obligations and derivative instruments. For a further discussion on the Company's derivative instrument, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Lending commitments include commitments to originate loans and commitments to fund unused lines of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

In addition to lending commitments, the Company has contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancelable operating leases on buildings and land used for office space and banking purposes.

The following table presents, as of December 31, 2008, the Company's significant determinable contractual obligations and significant commitments by payment date. The payment amounts represent those amounts contractually due to the recipient, excluding interest (dollars in thousands):

	One year or less	Over one year through three years	Over three years through five years	Over five years	Total
Contractual obligations:					
Certificates of deposit	$ 138,896	$ 29,544	$ 4,433	$ 808	$ 173,681
Long-term debt	10,000	21,000	5,000	16,000	52,000
Repurchase agreements	11,412	—	—	—	11,412
Operating leases	368	666	682	3,844	5,560
Significant commitments:					
Letters of credit	2,053	1,190	—	725	3,968
Loan commitments*	25,613	—	—	—	25,613
Total	$ 188,342	$ 52,400	$ 10,115	$ 21,377	$ 272,234

*Available credit to borrowers in the amount of $68,379 is excluded from the above table since, by its nature, the borrowers may not have the need for additional funding, and, therefore, the credit may or may not be disbursed by the Company.

Related Party Transactions

Information with respect to related parties is contained in Note 15, "Related party transactions," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Accounting Standards and Interpretations

Information with respect to the impact of accounting standards is contained in Note 18, "Recent accounting pronouncements," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of the Company's financial condition and results of operations in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial businesses, most all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation as interest rates do not necessarily move in the same direction or, to the same extent, as the price of goods and services.

Capital Resources

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Under these guidelines, assets and certain off-balance sheet items are assigned to broad risk categories, each with prescribed risk weightings. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and certain off-balance sheet items. The guidelines require all banks and bank holding companies to maintain a minimum ratio of total risk-based capital to total risk-weighted assets (Total Risk Adjusted Capital) of 8%, including Tier I capital to total risk-weighted assets (Tier I Capital) of 4% and Tier I capital to average total assets (Leverage Ratio) of at least 4%. Additional information with respect to capital requirements is contained in Note 14, "Regulatory matters," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

In October 2008, the U.S. Department of Treasury (Treasury), the Board of Governors of the Federal Reserve System (FRB) and the FDIC issued a joint statement announcing a voluntary capital purchase program where the Treasury will purchase senior preferred stock of certain financial institutions. The Treasury had allocated $250 billion under the Troubled Asset Relief Program (TARP) created under the Economic Stabilization Act of 2008 (ESSA) to purchase senior preferred stock in banks through the Capital Purchase Program. The Company received preliminary approval from the U.S. Treasury Department to participate in the TARP, however because of the Company's strong capital position, the Company has decided not to participate as the effect of accepting the program was determined to not be in the best interest of the Company's shareholders. At December 31, 2008, the Company's total risk-based capital ratio was 13.6%, Tier 1 risk-based ratio was 12.6% and its leverage ratio was 9.9%. The Company currently exceeds the regulatory guidelines with the Company's capital adequacy levels above the "well-capitalized" regulatory requirements.

During the second quarter of 2008 the Company's Board of Directors announced its intent to initiate a capital stock repurchase program covering up to 50,000 shares of its outstanding capital stock. The repurchased shares would become treasury stock and could be available for issuance under the Company's various stock-based compensation, employee stock purchase and dividend reinvestment (DRP) plans and for general corporate purposes. The repurchases will be made from time-to-time in open-market transactions, subject to availability, pursuant to safe harbor rule 10b-18 under the Securities Exchange Act of 1934. Currently, the Company reacquired 12,255 shares, net of reissued shares to participants in the Company's DRP, at a weighted-average cost of $28.70 per share. For a further discussion about this program, see "Unregistered Sales of Equity Securities and Use of Proceeds" included in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issue Purchases on Equity Securities," above.

During the year-ended December 31, 2008, total shareholders' equity decreased $6,231,000, or 11%, due principally from increased unrealized net losses in the securities AFS portfolio, the declaration of cash dividends and the repurchase of the Company's capital stock (treasury stock). Conversely, shareholders' equity was enhanced by current year earnings, stock issued from the Company's Employee Stock Purchase and Dividend Reinvestment Plans, and an increase in the intrinsic value of the Company's cash flow hedge instrument. The Company's primary source of capital during the previous five years has been from the retention of equity in undistributed earnings of the Bank, as reflected below:

	Net Income	Cash dividends declared	Earnings Retained
2008	$ 3,635,948	$ 2,068,680	$ 1,567,268
2007	4,611,572	1,921,533	2,690,039
2006	4,125,283	1,801,361	2,323,922
2005	4,591,697	1,624,263	2,967,434
2004	3,364,474	1,610,423	1,754,051

At December 31, 2008, the Company reported a net unrealized loss of $8,831,000 from the securities AFS portfolio compared to a net unrealized loss of $982,000 as of December 31, 2007, or nearly nine times greater at the end of 2008. The large decrease in 2008 was caused by a faltering economy which has created uncertainty and in certain circumstances illiquidity in the financial and capital markets and has had a momentous impact on the volatility in fair value estimates and determination for securities in banks investment portfolios. Management believes these changes are due mainly to liquidity problems in the financial markets and to a lesser extent the deterioration in the creditworthiness of the issuers. Additional information with respect to the investment portfolio and a discussion on the related decline in fair value, is contained in Note 3, "Investment Securities," within the notes to the consolidated financial statements, and incorporated by reference in Part II, Item 8.

Liquidity

Liquidity management ensures that adequate funds will be available to meet customers' needs for borrowings, deposit withdrawals and maturities and normal operating expenses of the Company. Current sources of liquidity are cash and cash equivalents, asset maturities and pay-downs within one year, loans and investments AFS, growth of core deposits, growth of repurchase agreements, increases of other borrowed funds from correspondent banks and issuance of capital stock. Although regularly scheduled investment and loan payments are a dependable source of daily funds, the sales of both loans and investments AFS, deposit activity and investment and loan prepayments are significantly influenced by general economic conditions and the level of interest rates. During a declining interest rate environment, prepayments from interest-sensitive assets tend to accelerate and provide significant liquidity which can be used to invest in other interest-earning assets but at lower market rates. Conversely, in a period of rising interest rates, prepayment from interest-sensitive assets tend to decelerate causing cash flow from mortgage loans and mortgage-backed securities portfolio to decrease. Deposit inflow may accelerate and be invested at higher market interest rates. The Company closely monitors activity in the capital markets and takes appropriate action to ensure that the liquidity levels are adequate for funding, investing and operating activities.

During the year ended December 31, 2008, the Company generated approximately $2.4 million of cash. During this period, the Company's operations provided approximately $35.8 million primarily from the sales of mortgages AFS net of originations. Included in these sales were approximately $28.1 million of residential mortgage loans that were transferred to the loan AFS portfolio. This was partially offset by cash used for investing and financing of $33.4 million net, for loan growth, purchases of investment securities, facility expansion, the repayment of debt and shareholder dividends. In addition to operations, the Company's primary sources of funds used for investing and financing was from the proceeds from the sales, calls and maturities of investment securities and from deposit generation.

As of December 31, 2008, the Company maintained $12,771,000 in cash and cash equivalents and $83,362,000 of investments and loans AFS. In addition, as of December 31, 2008, the Company had approximately $117,348,000 available to borrow from the FHLB, $19,700,000 available from other correspondent banks and $2,250,000 from the Discount Window from the Federal Reserve Bank of Philadelphia. This combined total of $235,431,000 represented 41% of total assets at December 31, 2008. Management believes this level of liquidity to be strong and adequate to support current operations. For a discussion on the Company's significant determinable contractual obligations and significant commitments, see "Off-balance sheet arrangements and contractual obligations," above. During the third quarter of 2008, the Company terminated its relationship with a correspondent bank, due to inactivity, that previously provided access to $10,000,000 of liquidity in the form of short-term overnight borrowings. The Company is currently analyzing replacement correspondent banks to provide access to similar funding levels, if needed. The termination of the relationship does not have a significant effect on the Company's liquidity position.

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (TLGP) to strengthen confidence and encourage liquidity in the banking system. Among other things, this new program will provide full deposit insurance coverage for non-interest bearing deposit transaction accounts in FDIC-insured institutions regardless of the dollar amount. To protect its depositors, the Company is participating in the TLGP. Under the TLGP, all depositors who hold funds in non-interest bearing accounts, or interest-bearing accounts with an interest rate of 0.50% or less, including the Lawyers Trust Accounts, will have a temporary unlimited guarantee from the FDIC until December 31, 2009. The coverage of the TLGP is in addition to and separate from coverage available under the FDIC's general deposit insurance rules, which insures accounts up to $250,000 until the end of 2009 unless extended.

Management of interest rate risk and market risk analysis

The Company is subject to the interest rate risks inherent in its lending, investing and financing activities. Fluctuations of interest rates will impact interest income and interest expense along with affecting market values of all interest-earning assets and interest-bearing liabilities, except for those assets or liabilities with a short term remaining to maturity. Interest rate risk management is an integral part of the asset/liability management process. The Company has instituted certain procedures and policy guidelines to manage the interest rate risk position. Those internal policies enable the Company to react to changes in market rates to protect net interest income from significant fluctuations. The primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income along with creating an asset/liability structure that maximizes earnings.

Asset/Liability Management. One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee (ALCO), which is comprised of senior management and members of the board of directors. ALCO meets quarterly to monitor the relationship of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk is a regular part of managing the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of non-contractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the board of directors which includes limits on the impact to earnings from shifts in interest rates.

Interest Rate Risk Measurement. Interest rate risk is monitored through the use of three complementary measures: static gap analysis, earnings at risk simulation and economic value at risk simulation. While each of the interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Company and the distribution of risk along the yield curve, the level of risk through time and the amount of exposure to changes in certain interest rate relationships.

Static Gap. The ratio between assets and liabilities re-pricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

To manage this interest rate sensitivity gap position, an asset/liability model commonly known as cumulative gap analysis is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or re-price within given time intervals. A positive gap (asset sensitive) indicates that more assets will re-price during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest-sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread. At December 31, 2008 the Company maintained a one-year cumulative gap of positive $6.8 million, or 1.2%, of total assets. The effect of this gap position provided a mismatch of assets and liabilities which may expose the Company to interest rate risk during periods of falling interest rates. Conversely, in an increasing interest rate environment, net interest income could be positively impacted because more assets than liabilities will re-price upward during the one-year period.

Certain shortcomings are inherent in the method of analysis discussed above and presented in the next table. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The following table reflects the re-pricing of the balance sheet or "gap" position at December 31, 2008 (dollars in thousands):

	Three months or less	Three to twelve months	One to three years	Over three years	Total
Cash and cash equivalents	$ 176	$ —	$ —	$ 12,595	$ 12,771
Investment securities (1)(2)	41,429	30,169	6,517	10,854	88,969
Loans (2)	120,778	55,961	113,196	146,356	436,291
Fixed and other assets	—	8,808	—	28,880	37,688
Total assets	$ 162,383	$ 94,938	$ 119,713	$ 198,685	$ 575,719
Total cumulative assets	$ 162,383	$ 257,321	$ 377,034	$ 575,719	
Non-interest-bearing transaction deposits (3)	$ —	$ 7,146	$ 19,646	$ 44,651	$ 71,443
Interest-bearing transaction deposits (3)	56,325	—	50,504	81,363	188,192
Certificates of Deposit	33,464	105,430	29,597	5,186	173,677
Repurchase agreements	11,412	—	—	—	11,412
Short-term borrowings	26,718	—	—	—	26,718
Long-term debt	—	10,000	21,000	21,000	52,000
Other liabilities	—	—	—	3,316	3,316
Total liabilities	$ 127,919	$ 122,576	$ 120,747	$ 155,516	$ 526,758
Total cumulative liabilities	$ 127,919	$ 250,495	$ 371,242	$ 526,758	
Interest sensitivity gap	$ 34,464	$ (27,638)	$ (1,034)	$ 43,169	
Cumulative gap	$ 34,464	$ 6,826	$ 5,792	$ 48,961	
Cumulative gap to total assets	6.0%	1.2%	1.0%	8.5%	

(1) Includes FHLB stock and the net unrealized gains/losses on available-for-sale securities.

(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.

(3) The Company's demand and savings accounts were generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention

experiences of such deposits in changing interest rate environments. The effective maturities presented are the recommended maturity distribution limits for non-maturing deposits based on historical deposit studies.

Earnings at Risk and Economic Value at Risk Simulations. The Company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet that extend beyond static re-pricing gap analysis. Although it will continue to measure its re-pricing gap position, the Company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

Earnings at Risk. Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities re-price one-for-one with market rates (e.g., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in interest rate simulation models.

Economic Value at Risk. Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cash flows from the Company's existing assets and liabilities. The ALCO examines this ratio quarterly utilizing an increase and decrease of 200 basis points in interest rate simulation models. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

The following table illustrates the simulated impact of an immediate 200 basis points upward or downward movement in interest rates on net interest income, net income and the change in the economic value (portfolio equity). This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 2008 remained constant. The impact of the rate movements was developed by simulating the effect of the rate change over a twelve-month period from the December 31, 2008 levels:

	Rates +200	Rates -200
Earnings at risk:		
Percent change in:		
Net interest income	1.3%	5.1%
Net income	6.1	19.7
Economic value at risk:		
Percent change in:		
Economic value of equity	(7.8)	(8.3)
Economic value of equity as a percent of total assets	(0.6)	(0.7)

Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may normally change beyond the Company's policy guideline for a short period of time as long as the risk-based capital ratio (after adjusting for the excess equity exposure) is greater than 10%. At December 31, 2008, the Company's risk-based capital ratio was 13.6%.

The table below summarizes estimated changes in net interest income over a twelve-month period beginning January 1, 2009, under alternate interest rate scenarios using the income simulation model described above (dollars in thousands):

Change in interest rates	Net interest income	$ variance	% variance
+200 basis points	$ 19,729	$ 259	1.3%
+100 basis points	19,791	321	1.6
Flat rate	19,470	—	—
-100 basis points	20,067	597	3.1
-200 basis points	20,454	984	5.1

Simulation models require assumptions about certain categories of assets and liabilities. The models schedule existing assets and liabilities by their contractual maturity, estimated likely call date or earliest re-pricing opportunity. Mortgage-backed securities and amortizing loans are scheduled based on their anticipated cash flow including estimated prepayments. For investment securities, the Company uses a third-party service to provide cash flow estimates in the various rate environments. Savings, money market and interest-bearing checking accounts do not have a stated maturity or re-pricing term and can be withdrawn or re-price at any time. This may impact the margin if more expensive alternative sources of deposits are required to fund loans or deposit runoff. Management projects the re-pricing characteristics of these accounts based on historical performance and assumptions that it believes reflect their rate sensitivity. The model reinvests all maturities, repayments and prepayments for each type of asset or liability into the same product for a new like term at current product interest rates provided by management. As a result, the mix of interest-earning assets and interest bearing-liabilities is held constant.

Derivative Financial Instruments. As part of the Company's overall interest rate risk strategy, the Company has adopted a policy whereby the Company may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps. In October 2006, the Company entered into an interest rate floor derivative agreement on $20,000,000 notional value of its prime-based loan portfolio. The purpose of the hedge is to help protect the Company's interest income in the event interest rates decline below a pre-determined contractual interest rate. The strategy is reflected in the scenarios for earnings and economic value at risk and the net interest income in the two immediately preceding tables. For a further discussion on the Company's derivative contract, see Note 1, "Nature of operations and summary of significant accounting policies," and Note 12, "Fair value of financial instruments and derivatives," contained within the notes to consolidated financial statements in Part II, Item 8.

Supervision and Regulation

The following is a brief summary of the regulatory environment in which the Company and the Bank operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein. Changes in the laws and regulations applicable to the Company and the Bank can affect the operating environment in substantial and unpredictable ways. We cannot accurately predict whether legislation will ultimately be enacted, and if enacted, the ultimate effect that legislation or implementing regulations would have on our financial condition or results of operations. While banking regulations are material to the operations of the Company and the Bank, it should be noted that supervision, regulation and examination of the Company and the Bank are intended primarily for the protection of depositors, not shareholders.

Recent Legislation

Financial Services Regulatory Relief Act of 2006. This federal act amends several federal banking laws to reduce redundant and costly regulatory burden. Among its many provisions, the act allows the payment of interest on certain reserve balances of depository institutions that are held at the Federal Reserve beginning in year 2011, requires banking regulatory agencies to streamline reports of condition and clarifies the authority of home and host state regulators with respect to supervision of interstate branches. The act was signed into law in October 2006.

Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005. These federal acts were signed into law in February 2006 to amend the Federal Deposit Insurance Act. These laws enact FDIC and banking industry deposit insurance reform proposals by amendments including: increasing the coverage for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit; merging the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new fund, the Deposit Insurance Fund (DIF); establishing a percentage range within which the FDIC Board of Directors may set the FDIC's Designated Reserve Ratio (DRR); allowing the FDIC to manage the pace at which the DRR varies within this range; eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions at all times.

Sarbanes-Oxley Act of 2002. In July, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The stated goals of the Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Act is the most far-reaching U.S. securities legislation enacted in decades. The Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Act includes very specific additional disclosure requirements and corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC. The Act adds new obligations and restrictions on directors and senior executives of public companies, such as requiring certification of financial statements, and new audit committee procedures. The Act represents significant federal involvement in matters traditionally left to state regulatory systems such as the regulation of the accounting profession, and to state corporate law such as the relationship between a board of directors and management and between a board of directors and its committees.

USA PATRIOT Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) was signed into law in October 2001. The USA PATRIOT Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including banks: (1) establish an anti-money laundering program that includes training and audit components; (2) comply with regulations regarding the verification of the identity of any person seeking to open an account; (3) take additional required precautions with regard to non-U.S. owned accounts; and (4) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA PATRIOT Act also expanded the conditions under which funds in a U.S. inter-bank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA PATRIOT Acts requirements could have serious legal and reputational consequences for the institution. The Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and implementing regulations.

As part of the USA PATRIOT Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IML Act). The IML Act amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. The Bank is also barred from dealing with foreign "shell" banks. In addition, the IML Act expands the circumstances under which funds in a bank account may be forfeited. The IML Act also amended the Bank Holding Company Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. The Bank has in place a Bank Secrecy Act compliance program.

Gramm-Leach-Bliley Act of 1999. This law authorized cross-industry affiliations between banks, securities firms, insurance companies and other financial service providers. This was landmark legislation that repealed the Glass-Steagall Act which since the 1930's had prohibited such affiliations. Among other provisions, the Act provided new authority for banks and created a revised framework for regulating affiliated financial services institutions.

Regulation W. Transactions between a bank and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. The Federal Deposit Insurance Act applies Sections 23A and 23B to insured nonmember banks in the same manner and to the same extent as if they were members of the Federal Reserve System. In 2002, the Federal Reserve Board issued Regulation W, which became effective in 2003. Regulation W codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions.

Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. Affiliates of a bank include, among other entities, the Bank's holding company and companies that are under common control with the Bank. The Company is considered to be an affiliate of the Bank.

Federal and State Legislation

From time-to-time, various types of federal and state legislation have been proposed that could result in additional regulations and restrictions on the business of the Company and the Bank. We cannot predict whether legislation will be adopted, or if adopted, how the new laws would affect our business. As a consequence, we are susceptible to legislation that may increase the cost of doing business. Management believes that the effect of any current legislative proposals on the liquidity, capital resources and the results of operations of the Company and the Bank will be minimal.

It is possible that there will be regulatory proposals which, if implemented, could have a material effect upon our liquidity, capital resources and results of operations. In addition, the general cost of compliance with numerous federal and state laws does have, and in the future may have, a negative impact on our results of operations. As with other banks, the status of the financial services industry can affect the Bank. Consolidations of institutions are expected to continue as the financial services industry seeks greater efficiencies and market share. Bank management believes that such consolidations may enhance the Bank's competitive position as a community bank.

Recent Developments

The global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system during the past year. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail.

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. The availability of credit, confidence in the financial sector, and level of volatility in the financial markets have been significantly adversely affected as a result. In recent weeks, volatility and disruption in the capital and credit markets has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' underlying financial strength.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The EESA included a provision for a temporary increase in FDIC insurance from $100,000 to $250,000 per depositor through December 31, 2009.

On October 14, 2008, Secretary Paulson, after consulting with the Federal Reserve and the FDIC, announced that the Department of the Treasury will purchase equity stakes in a wide variety of banks and thrifts. Under this program, known as the Troubled Asset Relief Program ("TARP") Capital Purchase Program, from the $700 billion authorized by the EESA, the Treasury will make $250 billion of capital available to U.S. financial institutions in the form of preferred stock. In conjunction with the purchase of preferred stock, the Treasury will receive warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment. Participating financial institutions will be required to adopt the Treasury's standards for executive compensation and corporate governance for the period during which the Treasury holds equity issued under TARP Capital Purchase Program.

Also on October 14, 2008, after receiving a recommendation from the boards of the FDIC and the Federal Reserve, and consulting with the President, Secretary Paulson signed the systemic risk exception to the FDIC Act, enabling the FDIC to temporarily provide a 100% guarantee of the senior debt of all FDIC-insured institutions and their holding companies, as well as deposits in non-interest bearing transaction deposit accounts under a Temporary Liquidity Guarantee Program. Coverage under the Temporary Liquidity Guarantee Program is available until November 12, 2008 without charge and thereafter at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per annum for non-interest bearing transaction deposits.

It is not clear at this time what impact the EESA, TARP Capital Purchase Program, the Temporary Liquidity Guarantee Program, other liquidity and funding initiatives of the Federal Reserve and other agencies that have been previously announced, and any additional programs that may be initiated in the future will have on the financial markets and the other difficulties described above, including the extreme levels of volatility and limited credit availability currently being experienced, or on the U.S. banking and financial industries and the broader U.S. and global economies. Further adverse effects could have an adverse effect on the Corporation and its business.

Future Outlook

Based upon the current uncertain economic outlook and inability to predict when and by how much interest rates will change and whether rates will continue to fall or rise, the Company recognizes that there are challenges ahead. The Company is prepared to meet the challenges and effects of a volatile interest rate environment. Management believes that a significant impact on earnings depends on its ability to react to changes in interest rates.

The Company will continue to monitor interest rate sensitivity of its interest-earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings. The Company's commitment to remain a community based organization is very strong. Our intention is to recognize a steady disciplined growth in the loan portfolios while increasing our base of core deposits. Review and implementation of policies and procedures along with adding innovative products and services will continue. These steps are designed to provide the Company with stability and the means to provide customer service and increase shareholder value.

Item 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by 7A is set forth at Item 7, under "Liquidity" and "Management of interest rate risk and market risk analysis," contained within management's discussion and analysis of financial condition and results of operations and incorporated herein by reference.

PARENTE RANDOLPH

The Power of Ideas

Report Of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fidelity D & D Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Parente Randolph, LLC

Scranton, Pennsylvania
March 6, 2009

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
As of December 31, 2008 and 2007

	2008	2007
Assets:		
Cash and due from banks	$ 12,335,905	$ 10,204,714
Interest-bearing deposits with financial institutions	435,242	204,102
Total cash and cash equivalents	12,771,147	10,408,816
Available-for-sale securities	83,278,132	121,836,851
Held-to-maturity securities	909,447	1,147,309
Federal Home Loan Bank Stock	4,781,100	3,302,900
Loans and leases, net (allowance for loan losses of $4,745,234 in 2008; $4,824,401in 2007)	436,207,460	421,424,379
Loans available-for-sale (fair value $85,312 in 2008; $842,923 in 2007)	84,000	827,250
Bank premises and equipment, net	16,056,362	12,964,932
Cash surrender value of bank owned life insurance	8,807,784	8,488,663
Other assets	8,929,917	4,403,723
Accrued interest receivable	2,443,141	2,500,696
Foreclosed assets held-for-sale	1,450,507	107,036
Total assets	$575,718,997	$587,412,555
Liabilities:		
Deposits:		
Interest-bearing	$361,869,281	$360,912,740
Non-interest-bearing	71,442,651	64,795,621
Total deposits	433,311,932	425,708,361
Accrued interest payable and other liabilities	3,316,710	4,147,869
Short-term borrowings	38,129,704	39,656,354
Long-term debt	52,000,000	62,708,677
Total liabilities	526,758,346	532,221,261
Shareholders' equity:		
Preferred stock authorized 5,000,000 shares with no par value; none issued	—	—
Capital stock, no par value (10,000,000 shares authorized; 2,075,182 shares issued and 2,062,927 shares outstanding in 2008; 2,072,929 shares issued and outstanding in 2007	19,410,306	19,223,363
Treasury stock, at cost (12,255 shares in 2008, none in 2007)	(351,665)	—
Retained earnings	38,126,250	36,564,157
Accumulated other comprehensive loss	(8,224,240)	(596,226)
Total shareholders' equity	48,960,651	55,191,294
Total liabilities and shareholders' equity	$575,718,997	$587,412,555

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Interest income:			
Loans and leases:			
Taxable	$ 27,194,191	$ 28,765,640	$ 27,681,779
Nontaxable	370,097	469,389	445,527
Interest-bearing deposits with financial institutions	3,173	8,865	9,166
Investment securities:			
U.S. government agency and corporations	4,408,437	4,264,152	3,738,995
States and political subdivisions (nontaxable)	648,000	498,335	590,558
Other securities	1,246,403	1,170,063	940,467
Federal funds sold	91,133	102,913	123,218
Total interest income	33,961,434	35,279,357	33,529,710
Interest expense:			
Deposits	11,118,194	13,369,992	11,492,827
Securities sold under repurchase agreements	102,577	465,391	623,902
Other short-term borrowings and other	276,407	504,972	377,958
Long-term debt	3,186,955	3,319,720	3,866,422
Total interest expense	14,684,133	17,660,075	16,361,109
Net interest income	19,277,301	17,619,282	17,168,601
Provision (credit) for loan losses	940,000	(60,000)	325,000
Net interest income after provision (credit) for loan losses	18,337,301	17,679,282	16,843,601
Other income:			
Service charges on deposit accounts	2,901,156	3,007,365	2,631,859
Gain (loss) on sale or disposal of:			
Loans	260,940	159,441	97,848
Investment securities	25,428	79	1,200
Premises and equipment	(35,658)	97,518	(19,654)
Foreclosed assets held-for-sale	43,199	143,559	(3,390)
Leased assets	—	—	15,154
Other-than-temporary impairment on securities	(435,665)	—	—
Fees and other service charges	1,818,901	1,797,253	1,799,121
Total other income	4,578,301	5,205,215	4,522,138
Other expenses:			
Salaries and employee benefits	9,869,866	8,705,698	8,328,407
Premises and equipment	3,251,453	3,156,372	3,144,669
Advertising	717,685	684,732	540,543
Other	4,371,679	4,089,958	3,864,757
Total other expenses	18,210,683	16,636,760	15,878,376
Income before provision for income taxes	4,704,919	6,247,737	5,487,363
Provision for income taxes	1,068,971	1,636,165	1,362,080
Net income	$ 3,635,948	$ 4,611,572	$ 4,125,283
Per share data:			
Net income—basic	$ 1.76	$ 2.23	$ 2.01
Net income—diluted	$ 1.76	$ 2.23	$ 2.01
Dividends	$ 1.00	$ 0.93	$ 0.88

See notes to consolidated financial statements

FIDELITY D & D BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2008, 2007 and 2006

	Capital stock		Treasury stock		Retained	Accumulated other comprehensive	
	Shares	Amount	Shares	Amount	earnings	income (loss)	Total
Balance, December 31, 2005	1,854,217	$10,594,901	—	$ —	$39,363,461	$ (1,112,333)	$ 48,846,029
Cumulative effect adjustments					(343,717)		(343,717)
Total comprehensive income:							
Net income					4,125,283		4,125,283
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						146,624	146,624
Change in cash flow hedge intrinsic value						917	917
Comprehensive income							4,272,824
Issuance of common stock through Employee Stock Purchase Plan	1,571	48,151					48,151
Dividends reinvested through Dividend Reinvestment Plan	16,251	568,641					568,641
Stock-based compensation expense		28,744					28,744
Cash dividends declared					(1,801,361)		(1,801,361)
Stock dividend declared	185,394	7,462,100			(7,469,548)		(7,448)
Balance, December 31, 2006	2,057,433	18,702,537	—	—	33,874,118	(964,792)	51,611,863
Total comprehensive income:							
Net income					4,611,572		4,611,572
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						(16,258)	(16,258)
Change in cash flow hedge intrinsic value						384,824	384,824
Comprehensive income							4,980,138
Issuance of common stock through Employee Stock Purchase Plan	2,266	67,820					67,820
Dividends reinvested through Dividend Reinvestment Plan	13,230	437,145					437,145
Stock-based compensation expense		15,861					15,861
Cash dividends declared					(1,921,533)		(1,921,533)
Balance, December 31, 2007	2,072,929	19,223,363	—	—	36,564,157	(596,226)	55,191,294
Total comprehensive loss:							
Net income					3,635,948		3,635,948
Change in net unrealized holding losses on available-for-sale securities, net of reclassification adjustment and tax effects						(7,848,766)	(7,848,766)
Change in cash flow hedge intrinsic value						220,752	220,752
Comprehensive loss							(3,992,066)
Issuance of common stock through Employee Stock Purchase Plan	2,253	57,891					57,891
Dividends reinvested through Dividend Reinvestment Plan			2,745	78,770	(5,175)		73,595
Stock-based compensation expense		129,052					129,052
Purchase of treasury stock			(15,000)	(430,435)			(430,435)
Cash dividends declared					(2,068,680)		(2,068,680)
Balance, December 31, 2008	2,075,182	$19,410,306	(12,255)	$ (351,665)	$38,126,250	$ (8,224,240)	$ 48,960,651

See notes to consolidated financial statements

FIDELITY DEPOSIT & DISCOUNT BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 3,635,948	$ 4,611,572	$ 4,125,283
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	611,429	1,130,274	1,349,990
Provision (credit) for loan losses	940,000	(60,000)	325,000
Deferred income tax (benefit) expense	(2,941)	78,838	(75,003)
Stock-based compensation expense	129,052	15,861	28,744
Loss from investment in limited partnership	80,400	80,400	80,000
Proceeds from sale of loans available-for-sale	47,230,437	16,399,530	12,573,745
Originations of loans available-for-sale	(14,754,219)	(16,945,339)	(12,169,313)
Increase in cash surrender value of life insurance	(319,121)	(310,702)	(286,063)
Net gain on sale of loans	(260,940)	(159,441)	(97,848)
Net gain on sale of investment securities	(25,428)	(79)	(1,200)
Net (gain) loss on sale of foreclosed assets held-for-sale	(43,199)	(143,559)	3,390
Net loss (gain) on disposal of equipment	35,658	(97,518)	19,654
Other-than-temporary impairment on securities	435,665	—	—
Change in:			
Accrued interest receivable	48,394	1,880	(542,750)
Other assets	(1,122,487)	(8,933)	(385,141)
Accrued interest payable and other liabilities	(829,539)	(29,680)	922,747
Net cash provided by operating activities	35,789,109	4,563,104	5,871,235
Cash flows from investing activities:			
Held-to-maturity securities:			
Proceeds from maturities, calls and principal pay-downs	237,303	421,096	424,880
Available-for-sale securities:			
Proceeds from sales	48,402,457	3,818,914	19,554,141
Proceeds from maturities, calls and principal pay-downs	31,969,469	12,001,895	24,445,735
Purchases	(53,111,087)	(38,399,150)	(46,996,118)
Net (increase) decrease in FHLB stock	(1,478,200)	492,200	833,100
Net increase in loans and leases	(48,759,407)	(4,517,367)	(14,619,300)
Acquisition of bank premises and equipment	(3,950,934)	(2,939,866)	(1,723,928)
Proceeds from sale of bank premises and equipment	600	453,186	1,560
Proceeds from sale of foreclosed assets held-for-sale	262,406	584,088	55,890
Net cash used in investing activities	(26,427,393)	(28,085,004)	(18,024,040)
Cash flows from financing activities:			
Net increase in deposits	7,603,571	15,373,765	30,835,955
Net (decrease) increase in short-term borrowings	(1,526,650)	6,000,204	4,883,153
Proceeds from long-term debt advances	—	20,000,000	16,000,000
Repayments of long-term debt	(10,708,677)	(19,827,533)	(37,167,978)
Proceeds from employee stock purchase plan	57,891	67,820	48,151
Dividends paid, net of dividends reinvested	(1,995,085)	(1,484,388)	(1,232,720)
Purchase of treasury stock	(430,435)	—	—
Cash payments in lieu of fractional shares on stock dividend	—	—	(7,448)
Net cash (used in) provided by financing activities	(6,999,385)	20,129,868	13,359,113
Net increase (decrease) in cash and cash equivalents	2,362,331	(3,392,032)	1,206,308
Cash and cash equivalents, beginning	10,408,816	13,800,848	12,594,540
Cash and cash equivalents, ending	$ 12,771,147	$ 10,408,816	$ 13,800,848

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Fidelity D & D Bancorp, Inc. and its wholly-owned subsidiary, The Fidelity Deposit and Discount Bank (the Bank) (collectively, the Company). All significant inter-company balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

The Company provides a variety of financial services to individuals and corporate customers in Lackawanna and Luzerne Counties, Pennsylvania. This region has a diversified and fairly stable economy. The Company's primary deposit products are checking accounts, savings accounts, NOW accounts, money market deposit accounts and certificates of deposit accounts. Its primary lending products are single-family residential loans, secured consumer loans and secured loans to businesses. In addition to these traditional banking services, the Company also provides asset management, investment and trust services.

Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic sector in which the Company operates. While management uses available information to recognize losses on loans, leases and foreclosed assets, future additions to the allowance for loan losses and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses and foreclosed assets may change materially in the near future.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and fair value pricing of the investment securities portfolio. In connection with the determination of allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for properties.

HELD-TO-MATURITY SECURITIES

Debt securities, for which the Company has the positive intent and ability to hold to maturity, are reported at cost. Premiums and discounts are amortized or accreted, as a component of interest income, over the life of the related security as an adjustment to yield using the interest method.

TRADING SECURITIES

Debt and equity securities held principally for resale in the near-term are recorded at their fair values. Unrealized gains and losses are included in other income. The Company did not have any investment securities held for trading purposes during 2008, 2007 or 2006.

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale (AFS) securities consist of debt and equity securities not classified as either held-to-maturity securities or trading securities and are reported at fair value. Premiums and discounts are amortized or accreted as a component of interest income over the life of the related security as an adjustment to yield using the interest method.

Unrealized holding gains and losses on AFS securities are reported as a separate component of shareholders' equity, net of deferred income taxes, until realized. The net unrealized holding gains and losses are a component of accumulated other comprehensive (loss) income. Gains and losses from sales of securities AFS are determined using the specific identification method.

FEDERAL HOME LOAN BANK STOCK

Investment in Federal Home Loan Bank stock is required for membership in the organization and is carried at cost since there is no market value available. The Company is required to maintain an investment in the stock based upon the level of its outstanding borrowings.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at face value, net of unamortized loan fees and costs and the allowance for loan losses. Interest on residential real estate loans is recorded on an amortized schedule. Commercial loan interest is accrued on the principal balance on an actual day basis. Interest on consumer loans is determined using the simple interest method.

Loans are generally placed on non-accrual status when principal or interest is past due 90 days or more. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Any payments received on non-accrual loans are applied, first to the outstanding loan amounts, then to the recovery of any charged-off loan amounts. Any excess is treated as a recovery of lost interest.

LOANS AVAILABLE-FOR-SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Unrealized gains are recognized but only to the extent of previous write-downs.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses. The allowance represents an amount which, in management's judgment, will be adequate to absorb losses on existing loans and leases that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of the loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, collateral value, overall portfolio quality and review of specific loans for impairment. Loans considered uncollectible are charged against the allowance. Recoveries on loans previously charged off are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case by case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower's prior payment record. Impairment is measured on these loans on a loan by loan basis.

The Company currently employs the Federal Financial Institutions Examination Council Interagency Policy Statement, as amended December 13, 2006, following GAAP in assessing the adequacy of the allowance. Under GAAP, the adequacy of the allowance is determined based on the provisions of Statement of Financial Accounting Standards No. 114, *"Accounting by Creditors for Impairment of a Loan,"* (SFAS 114) for loans specifically identified to be individually evaluated for impairment and the requirements of SFAS 5, *"Accounting for Contingencies,"* for large groups of homogeneous loans to be collectively evaluated.

Allowances for impaired loans under SFAS 114 are determined based on collateral values or the present value of estimated cash flows. All loans placed on a non-accruing status are considered impaired loans as well as other specific loans which, based upon all the pertinent facts known at the time, were deemed to be impaired and to which a specific allowance has been allotted. SFAS 5 allowances include a portion based on historical charge-off experience and a portion based on evaluation of qualitative factors.

LEASES

Financing of equipment was provided to municipal customers under lease arrangements accounted for as direct financing leases. Income earned is based on a constant periodic return on the net investment in the lease.

LOAN FEES

Nonrefundable loan origination fees and certain direct loan origination costs are recognized as a component of interest income over the life of the related loans as an adjustment to yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates.

BANK PREMISES AND EQUIPMENT

Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improved property.

BANK OWNED LIFE INSURANCE

The Company is the owner and sole beneficiary of bank owned life insurance (BOLI) policies on certain employees. The earnings from the BOLI are recognized as a component of other income in the consolidated statements of income. The BOLI is an asset that can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

FORECLOSED ASSETS HELD-FOR-SALE

Foreclosed assets held-for-sale are carried at the lower of cost or fair value less cost to sell. Losses from the acquisition of property in full and partial satisfaction of debt are treated as credit losses. Routine holding costs are included in other operating expenses. Write-downs for subsequent declines in value are recorded in other income as a component of gain or loss on sale of foreclosed assets held-for-sale. Gains or losses are recorded when the properties are sold.

STOCK OPTIONS

The Company has two stock-based compensation plans, which are described more fully in Note 9. The Company accounts for these plans under the recognition and measurement principles of SFAS No. 123R, *Share-Based Payment,* which requires the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements.

TRUST AND FINANCIAL SERVICE FEES

Trust and financial service fees are recorded on the cash basis, which is not materially different from the accrual basis.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and short-term instruments: The carrying amounts of cash and short-term instruments approximate their fair value.

Securities: With the exception of preferred term securities, fair values on the other investment securities are determined by prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. Federal Home Loan Bank Stock is carried at cost, which approximates fair value. The fair values of preferred term securities is determined based on a present value technique (income valuation) which is fully described in Note 3, "Security Investments."

Loans receivable: The fair value of all loans is estimated by the net present value of the future expected cash flows discounted at the current offering rates.

Loans available-for-sale: For loans available-for-sale, the fair value is estimated using rates currently offered for similar loans and is typically obtained from the FNMA or the FHLB.

Deposit liabilities: The fair values of deposits with no stated maturity such as demand, NOW, savings and money market deposit accounts, are equal to the amount payable on demand which are their carrying values. The fair values of certificate of deposit accounts are based on discounted cash flows using rates which approximate the rates we offer for deposits of similar maturities.

Short-term borrowings: For short-term borrowings, the fair value is estimated using the rates currently offered for similar borrowings.

Long-term debt: For other borrowed funds, the fair value is estimated using the rates currently offered for similar borrowings.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Derivative financial instruments: The carrying amount of interest rate contracts are based on pricing provided by a third party who considers observable interest rates, forward yield curves at commonly quoted intervals and volatility.

Off-balance-sheet instruments: Commitments to extend credit and unused lines of credit are priced to market. The rates on standby letters of credit are priced on prime. Therefore, the estimated fair value of these financial instruments is face value.

INCOME TAXES

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

DERIVATIVE INSTRUMENTS

As part of our asset/liability management program, the Company will utilize, from time-to-time, interest rate floors, caps or swaps to reduce its sensitivity to interest rate fluctuations. These are derivative instruments which are recorded as assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair values of derivatives are reported in the consolidated income statements or other comprehensive income (OCI) depending on the use of the derivative and whether the instrument qualifies for hedge accounting. The key criterion for hedge accounting is that the hedged relationship must be highly effective in achieving offsetting changes in those cash flows that are attributable to the hedged risk, both at inception of the hedge and on an ongoing basis.

Derivatives that qualify for hedge accounting treatment are designated as either: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (a fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge). To date, the Company has only entered into a cash flow hedge. For cash flow hedges, changes in the fair values of the derivative instruments are reported in OCI to the extent the hedge is effective. The gains and losses on derivative instruments that are reported in OCI are reflected in the consolidated income statements in the periods in which the results of operations are impacted by the variability of the cash flows of the hedged item. Generally, net interest income is increased or decreased by amounts receivable or payable with respect to the derivatives which qualify for hedge accounting. At inception of the hedge, the Company establishes the method it uses for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The ineffective portion of the hedge, if any, is recognized currently in the consolidated statements of income. The Company excludes the time value expiration of the hedge when measuring ineffectiveness.

CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks and interest-bearing deposits with financial institutions.

For the years ended December 31, 2008, 2007, and 2006, the Company paid interest of $15,030,000, $18,306,000 and $15,318,000, respectively. For the years ended December 31, 2008, 2007, and 2006, the Company paid income taxes of $1,250,000, $1,500,000 and $1,480,000, respectively.

Transfers from loans to foreclosed assets held-for-sale amounted to $1,564,000, $352,000 and $258,000 in 2008, 2007, and 2006, respectively. Transfers from loans to loans available-for-sale amounted to $28,103,000 in 2008. There were no transfers from loans to loans available-for-sale in 2007 or 2006. Expenditures for construction in process, a component of other assets in the consolidated balance sheets, are included in acquisition of premises and equipment.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) and related tax effects are as follows:

	2008	2007	2006
Unrealized holding (losses) gains on available-for-sale securities	$ (11,866,642)	$ (24,554)	$ 223,358
Less reclassification adjustment for gains realized in income	(25,428)	(79)	(1,200)
Net unrealized (losses) gains	(11,892,070)	(24,633)	222,158
Tax effect	4,043,304	8,375	(75,534)
Net of tax amount	(7,848,766)	(16,258)	146,624
Change in cash flow hedge intrinsic value	220,752	384,824	917
Total	$ (7,628,014)	$ 368,566	$ 147,541

The components of accumulated other comprehensive loss consisted of:

	2008	2007	2006
Unrealized holding losses on available-for-sale securities	$(8,830,733)	$ (981,967)	$ (965,709)
Cash flow hedge intrinsic value	606,493	385,741	917
Accumulated other comprehensive loss	$(8,224,240)	$ (596,226)	$ (964,792)

2. CASH

The Company is required by the Federal Reserve Bank to maintain average reserve balances based on a percentage of deposits. The amounts of those reserve requirements on December 31, 2008 and 2007 were $594,000 and $702,000, respectively.

Deposits with any one financial institution are insured up to $250,000. From time-to-time, the Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. INVESTMENT SECURITIES

Amortized cost and fair value of investment securities at December 31, 2008 and 2007 are as follows (in thousands):

	2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
Mortgage-backed securities	$ 909	$ 31	$ —	$ 940
Available-for-sale securities:				
U.S. government agencies and corporations	$ 45,824	$ 134	$ 2,451	$ 43,507
Obligations of states and political subdivisions	18,009	97	553	17,553
Corporate bonds	21,415	—	11,155	10,260
Mortgage-backed securities	11,088	442	—	11,530
Total debt securities	96,336	673	14,159	82,850
Equity securities	322	122	16	428
Total available-for-sale securities	$ 96,658	$ 795	$ 14,175	$83,278

	2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Held-to-maturity securities:				
Mortgage-backed securities	$ 1,147	$ 33	$ —	$ 1,180
Available-for-sale securities:				
U.S. government agencies and corporations	$ 35,406	$ 101	$ 263	$ 35,244
Obligations of states and political subdivisions	12,127	63	57	12,133
Corporate bonds	17,532	—	1,197	16,335
Mortgage-backed securities	57,930	70	380	57,620
Total debt securities	122,995	234	1,897	121,332
Equity securities	329	183	7	505
Total available-for-sale securities	$ 123,324	$ 417	$ 1,904	$121,837

Most of the Company's debt and equity securities are pledged to secure trust funds, public deposits, repurchase agreements, other short-term borrowings, Federal Home Loan Bank of Pittsburgh (FHLB) borrowings, Federal Reserve Bank of Philadelphia Discount Window borrowings and certain other deposits as required by law. U.S. government securities pledged on repurchase agreements are under the Company's control.

The amortized cost and fair value of debt securities at December 31, 2008 by contractual maturity are shown below (in thousands):

	Amortized cost	Fair value
Held-to-maturity securities:		
Mortgage-backed securities	$ 909	$ 940
Available-for-sale securities:		
Debt securities:		
Due in one year or less	$ —	$ —
Due after one year through five years	—	—
Due after five years through ten years	10,649	10,706
Due after ten years	74,599	60,614
Total debt securities	85,248	71,320
Mortgage-backed securities	11,088	11,530
Total available-for-sale debt securities	$ 96,336	$ 82,850

Expected maturities will differ from contractual maturities because issuers and borrowers may have the right to call or repay obligations with or without call or prepayment penalty. Federal agency and municipal securities are included based on their original stated maturity. Mortgage-backed securities, which are based on weighted-average lives and subject to monthly principal pay-downs, are listed in total.

The following table presents the fair value and gross unrealized losses of investments aggregated by investment type, the length of time and the number of securities that have been in a continuous unrealized loss position at December 31, 2008 and 2007 (in thousands):

	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
December 31, 2008:						
U.S. government agencies and corporations	$ 12,506	$ 1,878	$ 5,145	$ 573	$ 17,651	$ 2,451
Obligations of states and political subdivisions	8,154	496	1,455	57	9,609	553
Mortgage-backed securities	17	—	—	—	17	—
Corporate bonds	2,235	2,352	8,025	8,803	10,260	11,155
Subtotal, debt securities	22,912	4,726	14,625	9,433	37,537	14,159
Equity securities	—	—	60	16	60	16
Total temporarily impaired securities	$ 22,912	$ 4,726	$ 14,685	$ 9,449	$ 37,597	$ 14,175
Number of securities	20		22		42	
December 31, 2007:						
U.S. government agencies and corporations	$ 5,311	$ 126	$ 11,827	$ 137	$ 17,138	$ 263
Obligations of states and political subdivisions	5,177	55	204	2	5,381	57
Mortgage-backed securities	12,809	16	26,603	364	39,412	380
Corporate bonds	14,076	954	2,260	243	16,336	1,197
Subtotal, debt securities	37,373	1,151	40,894	746	78,267	1,897
Equity securities	69	7	—	—	69	7
Total temporarily impaired securities	$ 37,442	$ 1,158	$ 40,894	$ 746	$ 78,336	$ 1,904
Number of securities	33		22		55	

As of December 31, 2008 the debt securities with unrealized losses have depreciated 27.4% compared to 2.4% at December 31, 2007. Management believes that the cause of the unrealized losses is related to changes in interest rates, instability in the capital markets or the limited trading activity due to recent debt market illiquid conditions and is not directly related to credit quality, which is consistent with its past experience. Nearly all of the securities in the portfolio have fixed rates or have predetermined scheduled rate changes, and many have call features that allow the issuer to call the security at par before its stated maturity without penalty.

Management performs a review of the investment portfolio quarterly to determine the cause of declines in the fair value of each security. The Company uses inputs provided by independent third parties to determine the fair value of its investment securities portfolio. Inputs provided by the third party are reviewed and corroborated by management. Evaluations of the causes of the unrealized losses are performed to determine whether impairment, if any, is temporary or other-than-temporary. Considerations such as the Company's intent and ability to hold the securities to maturity, recoverability of the invested amounts over the intended holding period, the length of time and the severity in pricing decline below cost, the interest rate environment, receipts of amounts contractually due and whether or not there is an active market for the security, for example are applied, along with the financial condition of the issuer for management to make a realistic judgment of the probability that the Company will be unable to collect all amounts (principal and interest) due in determining whether a security is other-than-temporarily impaired. If a decline in value is deemed to be other-than-temporary, the amortized cost of the security is reduced by the impairment amount and a corresponding charge to earnings is recognized. If at the time of sale, call or maturity the proceeds exceed the security's amortized cost, the impairment charge may be fully or partially recovered.

During 2008, uncertainty in the financial markets increased the volatility in fair value estimates for the securities in our investment portfolio. Compared to year-end 2007, the fair values of securities have declined. Management believes these changes were due mainly to liquidity problems in the financial markets, not deterioration in the creditworthiness of the issuers.

At December 31, 2008, the securities with the most significant reductions in fair value and associated estimated unrealized losses were in the Company's corporate bond portfolio consisting of collateralized debt obligation (CDO) securities that are backed by pooled trust preferred term securities (preferred term securities) issued by banks, thrifts and insurance companies.

Except for preferred term securities, market values on the other investment securities are determined by prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. For the trust preferred term securities portfolio, management was unable to obtain readily attainable and realistic pricing from market traders due to lack of active market participants and therefore management has determined that the market for these securities is currently inactive.

The Company owns 13 issues of preferred term securities. The market for these securities at December 31, 2008 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which preferred term securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive as no new preferred term securities have been issued since 2007. There are currently very few market participants who are willing and or able to transact for these securities. Given conditions in the debt markets today and the absence of observable transactions in the secondary and new issue markets, we determined:

- The few observable transactions and market quotations that are available are not reliable for purposes of determining fair value at December 31, 2008,
- An income valuation approach technique (present value technique) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than the market approach valuation technique used at prior measurement dates and
- Our preferred term securities will be classified within Level 3 of the fair value hierarchy because we determined that significant adjustments are required to determine fair value at the measurement date. Our preferred term securities valuations were prepared by an independent third party. Their approach to determining fair value involved the following:
    - Data about the issue structure as defined in the indenture and the underlying collateral were collected.
    - The credit quality of the collateral is estimated using average probability of default values for each issuer (adjusted for rating levels and stressed to reflect the current environment),
    - The default probabilities also considered the potential for correlation among issuers within the same industry (e.g. banks with other banks),
    - The loss given default was assumed to be 95%,

- The cash flows were forecast for the underlying collateral and applied to each CDO tranche to determine the resulting distribution among the securities,
- The expected cash flows were discounted to calculate the present value of the security,
- The effective discount rates on an overall basis range from 5.04% to 14.19% and are highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the CDO and the prepayment assumptions,
- The calculations were modeled in several thousand scenarios using a Monte Carlo engine to establish a distribution of intrinsic values and the average was used for valuation purposes.

Based on the technique described, the Company determined that as of December 31, 2008, the fair value of one preferred term security had declined $430,000 below its amortized cost and has deemed this security to be other-than-temporarily impaired. Accordingly, this amount has been recorded as an impairment charge and is included as a component of other income in the consolidated income statements for the year ended December 31, 2008. The market value of the Company's investment in preferred term securities has declined by $9,958,000 since December 31, 2007. The Company closely monitors the preferred term securities market and performs collateral sufficiency and cash flow analyses on at least a quarterly basis. Future analyses could yield results that may indicate further impairment has occurred and therefore require additional write-downs and corresponding other-than-temporary charges to current earnings. In addition to the impairment charge on the preferred term securities portfolio, the Company had an equity position in FNMA common stock whose fair value declined below its cost basis by $6,000 and has also been deemed to be other-than-temporarily impaired and written down as of December 31, 2008. There were no other-than-temporary impairment write-downs recorded in 2007 or 2006.

For a further discussion on the fair value of the Company's financial instruments, see Note 12, "Fair value of financial instruments and derivatives."

As of December 31, 2008, the AFS debt securities portfolio was carried at a net unrealized loss of $13,486,000 compared to a net unrealized loss of $1,663,000 at December 31, 2007. Management believes the cause of the unrealized losses is related to changes in interest rates or the limited trading activity due to recent debt market illiquid conditions and is not directly related to credit quality, which is consistent with its past experience. In addition, the Company has the ability and intent to hold its investments for a period of time sufficient for the fair value of the securities to recover, which may be at maturity.

Gross realized gains and losses on sales of available-for-sale securities, determined using specific identification of the securities were as follows:

	2008	2007	2006
Gross realized gain	$113,070	$ 18,853	$ 71,201
Gross realized loss	87,642	18,774	70,001
Net gain	$ 25,428	$ 79	$ 1,200

4. LOANS AND LEASES

The major classifications of loans and leases at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Commercial and CRE	$245,479,992	$216,057,882
Residential real estate	98,510,562	116,978,378
Consumer	85,091,205	81,998,093
Real estate construction	11,426,978	10,703,249
Direct financing leases	443,957	511,178
Total	440,952,694	426,248,780
Less:		
Allowance for loan losses	4,745,234	4,824,401
Loans and leases, net	$436,207,460	$421,424,379

Net deferred loan costs of $629,000 and $722,000 have been added to the carrying values of loans at December 31, 2008 and 2007, respectively.

The Company services real estate loans for investors in the secondary mortgage market which are not included in the accompanying consolidated balance sheet. The approximate amount of mortgages serviced amounted to $95,856,000 as of December 31, 2008 and $61,023,000 as of December 31, 2007.

Information related to impaired and past due loans as of December 31 is as follows:

	2008	2007
At December 31:		
Non-accrual loans	$ 3,493,169	$ 3,811,205
Other impaired loans	186,774	2,283,501
Total impaired loans	$ 3,679,943	$ 6,094,706
Amount of impaired loans that have a specific allowance	$ 2,571,851	$ 5,038,972
Amount of impaired loans with no specific allowance	1,108,092	1,055,734
Allowance for impaired loans	630,093	1,143,203
Accruing loans that are contractually past due as to principal or interest:		
Past due 90 days or more	604,140	25,470
Past due 30-89 days	1,858,481	4,697,953
During the year ended December 31:		
Average investment in impaired loans	4,372,742	5,214,365
Interest income recognized on impaired loans	327,063	109,889
Interest income recognized on impaired loans (cash basis)	310,899	93,426

Information related to the changes in the allowance for loan losses as of December 31 is as follows:

	2008	2007	2006
Balance, beginning	$4,824,401	$5,444,303	$5,984,649
Recoveries	109,703	161,861	189,668
Provision (credit) for loan losses	940,000	(60,000)	325,000
Losses charged to allowance	(1,128,870)	(721,763)	(1,055,014)
Balance, ending	$4,745,234	$4,824,401	$5,444,303

5. BANK PREMISES AND EQUIPMENT

Components of bank premises and equipment at December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Land	$ 2,072,048	$ 2,072,048
Bank premises	9,683,614	7,171,328
Furniture, fixtures and equipment	10,096,550	8,603,310
Leasehold improvements	4,820,202	5,102,308
Total	26,672,414	22,948,994
Less accumulated depreciation and amortization	10,616,052	9,984,062
Bank premises and equipment, net	$16,056,362	$12,964,932

Depreciation expense, which includes amortization of leasehold improvements, was $1,362,000, $1,297,000 and $1,191,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company leases its Green Ridge, Scranton, West Pittston, Moosic, Kingston, Peckville, Clarks Summit and Eynon branches under the terms of operating leases. Rental expense was $392,000 in 2008, $435,000 in 2007 and $428,000 in 2006. In 2008, the Company closed its Pittston branch. The future minimum rental payments at December 31, 2008 under these leases are as follows:

Year ending December 31	Amount
2009	$ 368,143
2010	331,927
2011	333,594
2012	339,665
2013	342,402
2014 and thereafter	3,844,309
Total	$ 5,560,040

6. DEPOSITS

At December 31, 2008, the scheduled maturities of certificates of deposit are as follows:

2009	$138,895,533	80.0%
2010	26,519,078	15.3
2011	3,024,673	1.7
2012	1,386,305	0.8
2013	3,047,070	1.8
2014 and thereafter	808,255	0.4
	$173,680,914	100.0%

Certificate of deposit accounts of $100,000 or more aggregated $74,250,000 and $80,857,000 at December 31, 2008 and 2007, respectively. Certificate of deposit accounts of $250,000 or more aggregated $35,108,000 at December 31, 2008.

Investment securities with a fair value of $51,388,000 and letters of credit with a notional amount of $4,350,000 as of December 31, 2008 were pledged as collateral to secure public deposits and trust funds.

7. SHORT-TERM BORROWINGS

Short-term borrowings are as follows at December 31, 2008, 2007 and 2006:

	2008	2007	2006
Overnight borrowings	$25,668,000	$18,950,000	$10,395,000
Securities sold under repurchase agreements	11,411,939	20,504,408	22,224,445
Demand note, U.S. Treasury	1,049,765	201,946	1,036,705
Total	$38,129,704	$39,656,354	$33,656,150

The maximum and average amounts of short-term borrowings outstanding and related interest rates for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Maximum outstanding at any month end	Average outstanding	Weighted-average rate during the year	Rate at year end
2008				
Overnight borrowings	$29,960,000	$12,314,584	2.13%	0.62%
Repurchase agreements	17,210,316	12,074,345	0.85%	0.33%
Demand note, U.S. Treasury	1,049,765	509,715	1.85%	0.00%
Total	$48,220,081	$24,898,644		
2007				
Overnight borrowings	$30,795,000	$ 8,781,767	5.17%	4.24%
Repurchase agreements	21,678,303	19,579,632	2.38%	1.94%
Demand note, U.S. Treasury	1,057,677	523,018	6.19%	3.60%
Total	$53,530,980	$28,884,417		
2006				
Overnight borrowings	$13,308,000	$ 6,110,115	5.21%	5.36%
Repurchase agreements	24,917,518	23,390,881	2.67%	2.80%
Demand note, U.S. Treasury	1,081,822	500,907	6.11%	5.06%
Total	$39,307,340	$30,001,903		

Overnight borrowings may include both Fed funds purchased with correspondent banks and open repurchase agreements with the FHLB. Securities sold under agreements to repurchase (repurchase agreements) are non-insured interest-bearing liabilities that have a security interest in qualified investment securities of the Company. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The carrying value of the underlying qualified investment securities was approximately $11,866,000, $22,000,000 and $25,000,000 at December 31, 2008, 2007 and 2006, respectively. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The U. S. Treasury demand note is generally repaid within 1 to 90 days.

At December 31, 2008, the Company had approximately $117,348,000 available to borrow from the FHLB, $19,700,000 from correspondent banks and approximately $2,250,000 that it could borrow at the Discount Window from the Federal Reserve Bank of Philadelphia. There were no borrowings from the Federal Reserve Bank Discount Window at December 31, 2008, 2007 or 2006.

8. LONG-TERM DEBT

Long-term debt consists of advances from the FHLB with interest rates ranging from 3.61% to 6.14% at December 31, 2008. These advances are secured by unencumbered U.S. government agency securities, mortgage-backed securities, certain residential mortgages and other real estate collateralized loans with a combined fair value of $170,000,000 as of September 30, 2008 that was in effect as of December 31, 2008.

At December 31, 2008, the maturities and weighted-average interest rates of long-term debt are as follows:

Year ending December 31,	Amount	Rate
2009	$10,000,000	5.32%
2010	21,000,000	5.84
2013	5,000,000	3.61
2016	16,000,000	5.26
Total	$52,000,000	5.35%

Rates on $42,000,000 of convertible select FHLB advances are fixed but may adjust quarterly, should market rates increase beyond the issues' original or strike rates. Significant prepayment penalties attached to the borrowings is a deterrent from paying off the high cost advances. However, in the event underlying market rates rise above the rates currently paid on these borrowings, the FHLB rate will convert to floating and the Bank has the option at that time, to repay or to renegotiate the converted advance. As of December 31, 2008 the weighted-average interest rate on these convertible select advances was 5.35% with maturity dates ranging from 2010 to 2016.

9. STOCK PLANS

The Company uses the fair value method of accounting for stock-based compensation provided under SFAS 123R, Share Based Payment. SFAS 123R requires that the cost of share-based payment transactions (including those with employees and non-employees) be recognized in the financial statements. SFAS 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments.

The Company has two stock-based compensation plans (the stock option plans). The stock option plans were shareholder-approved and permit the grant of share-based compensation awards to its directors, key officers and certain other employees. The Company believes that these stock option plans better align the interest of its directors, key officers and employees with the interest of its shareholders. The Company further believes that the granting of share-based awards under the provisions of the stock option plans is necessary to retain the knowledge base, continuity and expertise of its directors, key officers and employees.

The Company established the 2000 Independent Directors Stock Option Plan (the Directors Plan) and reserved 55,000 shares of its un-issued capital stock for issuance. In the Directors Plan, no stock options were awarded during 2008 or 2006 and 17,500 options were awarded in 2007. As of December 31, 2008, there were 30,150 unexercised stock options outstanding under this plan.

The Company has also established the 2000 Stock Incentive Plan (the Incentive Plan) and reserved 55,000 shares of its un-issued capital stock for issuance. In 2007, the Incentive Plan was amended to provide that no qualified incentive stock options will be granted after the amendment date. In the Incentive Plan as amended, key officers and certain other employees are eligible to be awarded non-qualified stock options to purchase the Company's common stock at the fair market value on the date of grant. During 2008, 2007 and 2006, 2,000 and 5,000 non-qualified options and 2,200 qualified options, respectively, were granted. As of December 31, 2008, there were 12,830 unexercised stock options outstanding under this plan.

A summary of the status of the Company's stock option plans as of December 31, 2008, December 31, 2007 and December 31, 2006 and changes during the periods is presented in the following table:

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (yrs)
Outstanding and exercisable, December 31, 2005	20,130	$ 32.25	4.7
Granted	2,200	36.59	
Exercised	—	—	
Forfeited	(1,650)	33.07	
Outstanding and exercisable, December 31, 2006	20,680	32.64	4.3
Granted	22,500	28.90	
Exercised	—	—	
Forfeited	—	—	
Outstanding and exercisable, December 31, 2007	43,180	30.69	6.8
Granted	2,000	26.90	
Exercised	—	—	
Forfeited	(2,200)	31.85	
Outstanding, December 31, 2008	42,980	$ 30.46	6.1
Exercisable, December 31, 2008	42,980	$ 30.46	

In the above table, the weighted-average exercise price includes options with exercise prices ranging from $26.05 to $36.59. Also in the above table, options that are fully vested are included in the amounts that are exercisable as of December 31, 2008.

As of December 31, 2008, 2007 and 2006, the intrinsic value (stock options with fair values that exceeded their exercise or strike price) aggregated $0 and $1,200 and $28,000, respectively.

Under the stock option plans, options are granted with an exercise price equal to the market price of the Company's stock at the date of grant. The awards vest based on six months of continuous service from the date of grant and have 10-year contractual terms. Generally, all shares that are granted become fully vested.

The Company does not have stock options that are traded on organized capital exchanges. As such, the estimated fair value of options awarded under its stock option plans is determined, on the date of grant, using the Black-Scholes Option Pricing Valuation Model (the model). For the options granted in 2008, 2007 and 2006, the model incorporated the following assumptions:

	2008	2007	2006
Expected volatility	26.31 %	25.36 %	16.00 %
Expected dividend	3.72 %	3.46 %	2.41 %
Risk-free interest rate	2.77 %	3.57 %	4.35 %
Expected term	5.25 years	5.25 years	5.25 years

The expected volatility was determined based on the daily five-year historical volatility of the Company's stock. Management believes the five-year historical volatility measurement closely resembles the fluctuation of its stock value under most economic conditions and cycles. Because of the relatively short vesting period, the model assumes that all options granted will fully vest. The risk-free rate is for the period within the expected term of the options based on the U.S. Treasury yield curve. The Company used the simplified method to determine the term in which options are expected to be outstanding. The Company does not have sufficient historical share option exercise experience upon which to estimate expected term and therefore used the simplified method.

The following tables illustrate stock-based compensation expense recognized during the years ended December 31, 2008, 2007 and 2006 and the unrecognized stock-based compensation expense as of December 31 of the same years.

Stock-based compensation expense is a component of salaries and employee benefits in the consolidated income statements.

	2008	2007	2006
Stock-based compensation expense:			
Director's Plan	$ 90,550	$ 6,925	$ —
Incentive Plan	35,562	1,978	13,662
Total	$ 126,112	$ 8,903	$ 13,662

	2008	2007	2006
Unrecognized stock-based compensation expense:			
Director's Plan	$ —	$ 90,550	$ —
Incentive Plan	—	25,872	—
Total	$ —	$ 116,422	$ —

The following table summarizes the per share weighted-average fair value of options granted:

	2008		2007		2006	
	Options granted	Weighted-average grant date fair value	Options granted	Weighted-average grant date fair value	Options granted	Weighted-average grant date fair value
Director's Plan	—	$ —	17,500	$ 5.57	—	$ —
Incentive Plan	2,000	4.85	5,000	5.57	2,200	6.21
Total	2,000	$ 4.85	22,500	$ 5.57	2,200	$ 6.21

As of December 31, 2008, there were no unvested options compared to 22,500 unvested options with a grant-date weighted-average fair value of $5.57 per share as of December 31, 2007.

In addition to the two stock option plans, the Company has established the 2002 Employee Stock Purchase Plan (the ESPP) and has reserved 110,000 shares of its un-issued capital stock for issuance under the plan. The plan was designed to promote broad-based employee ownership of the Company's stock. Under the ESPP, employees have automatic payroll withholding purchase the Company's capital stock at a discounted price based at the fair market value of the capital stock on either the commencement date or termination date. At December 31, 2008, 10,570 shares have been issued under the ESPP. The ESPP is considered a compensatory plan and as such, is required to comply with the provisions of SFAS 123R. The Company recognizes compensation expense on its ESPP on the date the shares are purchased. For the year ended December 31, 2008, 2007 and 2006, compensation expense related to the ESPP approximated $3,000, $7,000 and $15,000, respectively and is included as a component of salaries and employee benefits in the consolidated income statements. For the year ended December 31, 2009, the Company expects to issue approximately 1,700 shares and recognize compensation expense of $5,000.

The Company also established the dividend reinvestment plan (DRP) for its shareholders. The plan is designed to avail the Company's stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the DRP plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company's previously acquired treasury stock. The Company has reserved 110,000 shares of its un-issued capital stock for issuance under the DRP. Reserved shares under the DRP are issued at fair value as of the dividend payment date. As of December 31, 2008, there are 29,330 shares are available for future issuance.

10. INCOME TAXES

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48) during the first quarter of 2007 and has evaluated its material tax positions as of December 31, 2008 and 2007. The adoption of FIN 48 had no effect on its consolidated financial statements. Under the "more-likely-than-not" threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. In periods subsequent to December 31, 2008, determinations of potentially adverse material tax positions will be evaluated to determine whether an uncertain tax position may have previously existed or has been originated. In the event an adverse tax position is determined to exist, penalty and interest will be accrued, in accordance with the Internal Revenue Service guidelines, and recorded as a component of other expenses in the Company's consolidated statements of income.

As of December 31, 2008, there were no unrecognized tax benefits that, if recognized, would significantly affect the Company's effective tax rate. Also, as of December 31, 2008, there were no penalties and interest recognized in the consolidated statements of income as a result of the adoption of FIN 48, nor does the Company foresee a change in its material tax positions that would give rise to the non-recognition of an existing tax benefit during the forthcoming twelve months. Tax returns filed with the Internal Revenue Service are subject to review by law under a three-year statute of limitations. The Company has not received notification from the IRS regarding adverse tax issues from tax returns filed for tax years 2005, 2006 or 2007. The Company has not yet filed its income tax return for the year ended December 31, 2008.

The following temporary differences gave rise to the deferred tax asset (liability) at December 31, 2008 and 2007:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$1,613,380	$1,640,296
Unrealized losses on available-for-sale securities	4,549,165	505,861
Deferred interest from non-accrual loans	269,278	297,482
Other-than-temporary impairment on available-for-sale securities	148,126	—
Stock-based compensation	45,905	3,027
Deferred compensation	—	24,479
Retirement settlement reserve	32,365	39,714
Other	121,013	108,201
Total	6,779,232	2,619,060
Deferred tax liabilities:		
Depreciation	(272,108)	(251,475)
Loan fees and costs	(510,858)	(469,892)
Other	(160,496)	(108,168)
Total	(943,462)	(829,535)
Deferred tax asset, net	$5,835,770	$1,789,525

The provision for income taxes for the years ended December 31 are as follows:

	2008	2007	2006
Current	$1,071,912	$1,557,327	$1,437,083
Deferred	(2,941)	78,838	(75,003)
Total provision	$1,068,971	$1,636,165	$1,362,080

The reconciliation between the expected statutory income tax and the actual provision for income taxes is as follows:

	2008	2007	2006
Expected provision at the statutory rate	$1,599,672	$2,124,231	$1,865,703
Tax-exempt income	(371,360)	(348,903)	(376,906)
Nondeductible interest expense	41,542	47,385	54,670
Bank owned life insurance	(108,501)	(105,639)	(97,261)
Nondeductible other expenses and other, net	25,319	36,792	33,575
Low income housing tax credits	(117,701)	(117,701)	(117,701)
Actual provision for income taxes	$1,068,971	$1,636,165	$1,362,080

11. RETIREMENT PLAN

The Company has a defined contribution profit sharing 401(k) plan covering substantially all of its employees. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to the plan were approximately $351,000 in 2008, $292,000 in 2007 and $242,000 in 2006.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table represents the carrying amount and estimated fair value of the Company's financial instruments as of December 31 (in thousands):

	2008		2007	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:				
Cash and cash equivalents	$ 12,771	$ 12,771	$ 10,409	$ 10,409
Held-to-maturity securities	910	940	1,147	1,180
Available-for-sale securities	83,278	83,278	121,837	121,837
FHLB Stock	4,781	4,781	3,303	3,303
Loans and leases	436,207	438,838	421,424	423,219
Loans available-for-sale	84	85	827	843
Accrued interest	2,443	2,443	2,501	2,501
Financial liabilities:				
Deposit liabilities	433,312	436,011	425,708	426,357
Short-term borrowings	38,130	38,130	39,656	39,656
Long-term debt	52,000	57,230	62,709	65,514
Accrued interest	1,390	1,390	1,736	1,736
On-balance sheet derivative instrument:				
Cash flow hedge	636	636	441	441

On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 establishes a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions to measure assets and liabilities at fair value. Level 3 pricing for securities may also include unobservable inputs based upon broker-traded transactions. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The adoption of this statement had no effect on the Company's financial condition, results of operations and cash flows.

In February 2008 the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active, which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The following table illustrates the financial instruments measured at fair value on a recurring basis segregated by hierarchy fair value levels (in thousands):

	Fair value measurement at December 31, 2008			
	Total carrying value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Available-for-sale securities........	$ 83,278	$ 428	$ 72,590	$ 10,260
Loans available-for-sale..............	84	—	84	—
Derivative instrument.................	636	—	636	—
Total	$ 83,998	$ 428	$ 73,310	$ 10,260

Equity securities in the available-for-sale securities portfolio are measured at fair value using quoted market prices for identical assets and are classified within Level 1of the valuation hierarchy. Other than the Company's investment in corporate bonds, all other debt securities in the available-for-sale securities portfolio are measured at fair value using prices provided by a third-party vendor, who is a provider of financial market data, analytics and related services to financial institutions. The Company's investment grade preferred term securities, classified under corporate bonds, include both observable and unobservable inputs to determine fair value as described above and, therefore, are considered Level 3 inputs. Once the market activity, including new issues, begins to occur, and the unobservable subjective inputs are replaced by market activity, these securities may be transferred out of Level 3 into a Level 2 classification by management. For a further discussion on the fair value determination of the Company's preferred term securities, see Note 3, "Investment Securities." Loans available-for-sale are measured at fair value from quotes received through secondary market sources, i.e., FNMA or FHLB, who provide pricing for similar assets with similar terms in actively traded markets. The derivative instrument, included in other assets, is measured at fair value from pricing provided by a third party who considers observable interest rates, forward yield curves at commonly quoted intervals and volatility.

The following table illustrates the changes in Level 3 financial instruments measured at fair value on a recurring basis for the year ended December 31, 2008 (in thousands):

Balance at beginning of period......	$ 16,335
Realized / unrealized gains losses:	
In earnings	(430)
In comprehensive income	(9,958)
Purchases, sales, issuances and settlements, amortization and accretion, net............................	4,313
Transfers into (out of) Level 3.......	—
Balance at end of period................	$ 10,260

The following table illustrates the financial instruments measured at fair value on a nonrecurring basis segregated by hierarchy fair value levels (in thousands):

	Fair value measurement at December 31, 2008			
	Total carrying value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Impaired loans	$ 1,942	$ 12	$ 1,136	$ 794

Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secures the impaired loan include: quoted market prices for identical assets classified as Level 1 inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level 2 inputs. In cases where valuation techniques included inputs that are unobservable or are based on estimates and assumptions developed by management, with significant adjustments from the best information available under each circumstance, the asset valuation is classified as Level 3 inputs.

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage its exposure to interest rate risk. Interest rate risk includes the possibility that the Company's net interest income will be adversely affected as a result of changes in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and interest rate floors. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

As of December 31, 2008 and 2007, the notional amount and estimated fair values of the Company's financial instruments with off-balance sheet risk were as follows (in thousands):

	2008		2007	
	Notional amount	**Estimated fair value**	**Notional amount**	**Estimated fair value**
Off-balance sheet financial instruments:				
Commitments to extend credit	$ 93,992	$ 93,992	$ 83,379	$ 83,379
Standby letters of credit	3,968	3,968	5,950	5,950
Cash flow hedge	20,000	636	20,000	441

In the above table, the estimated fair value of the cash flow hedge is an on-balance sheet item included as a component of other assets in the consolidated balance sheets.

Commitments to Extend Credit and Standby Letters of Credit

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company on extension of credit, is based on management's credit assessment of the customer.

Financial standby letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The Company's performance under the guarantee is required upon presentation by the beneficiary of the financial standby letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company was not required to recognize any liability in connection with the issuance of these financial standby letters of credit.

The following table summarizes outstanding financial letters of credit as of December 31, 2008 (in thousands):

	Less than one year	One to five years	Over five years	Total
Secured by:				
Collateral	$ 1,938	$ 1,000	$ 725	$ 3,663
Bank lines of credit	44	95	—	139
	1,982	1,095	725	3,802
Unsecured	71	95	—	166
Total	$ 2,053	$ 1,190	$ 725	$ 3,968

The Company has not incurred any losses on its commitments in 2008, 2007 or 2006.

Interest Rate Floors, Caps and Swaps

As part of the Company's overall interest rate risk management strategy, the Company has adopted a policy whereby it may periodically use derivative instruments to minimize significant fluctuations in earnings caused by interest rate volatility. This interest rate risk management strategy entails the use of interest rate floors, caps and swaps. During the fourth quarter of 2006, the Company entered into a three-year interest rate floor derivative agreement on $20,000,000 notional value of its prime-based loan portfolio. The transaction required the payment of a premium by the Company to the seller for the right to receive payments in the event national prime drops below a pre-determined level (strike rate), essentially converting floating rate loans to fixed rate loans when prime drops below the contractual strike rate. When purchased, the Company recorded an asset representing the fair value of the hedge at the time of purchase. The Company has designated this agreement as a cash flow hedge pursuant to SFAS No. 133. Accordingly, the change in the fair value of the instrument related to the hedge's intrinsic value, or approximately $221,000 in 2008, $385,000 in 2007 and $900 in 2006 is recorded as a component of OCI in the consolidated statement of changes in shareholders' equity and the portion of the change in fair value related to the time value expiration, or approximately $25,000, $169,000 and $22,000 for the years ended December 31, 2008, 2007 and 2006 respectively, is recorded in the consolidated income statements as a reduction of interest income. No gain or loss has been recognized in earnings due to hedge ineffectiveness as of December 31, 2008, 2007 and 2006. As of December 31, 2008, the Company does not expect to reclassify any amount from OCI to earnings over the next twelve months and no hedge has been discontinued. As of December 31, 2008 and 2007, the fair value of the derivative contract approximated $636,000 and $441,000, respectively, and is recorded as a component of other assets in the consolidated balance sheets.

The use of derivative instruments exposes the Company to credit risk in the event of non-performance by the agreement's counterparty to the derivative instrument. In the event of default by the counterparty, the Company would be subject to an economic loss that corresponds to the cost to replace the agreement. The Company controls the credit risk associated with the derivative instrument by engaging counterparties with high credit ratings, establishing counterparty exposure limits and monitoring procedures.

13. EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed in the same manner as basic EPS but reflects the potential dilution that could occur if stock options to issue additional common stock were exercised, which would then result in additional stock outstanding to share in or dilute the earnings of the Company. The Company maintains two share-based compensation plans that may generate additional potential dilutive common shares. Generally, dilution would occur if Company-issued stock options were exercised and converted into common stock.

In the computation of diluted EPS, the Company uses the treasury stock method to determine the dilutive effect of its granted but unexercised stock options. Under this method, the assumed proceeds received from shares issued, in a hypothetical stock option exercise, are assumed to be used to purchase treasury stock. Pursuant to the guidance of SFAS No. 128, *Earnings Per Share*, proceeds include: proceeds from the exercise of outstanding stock options; compensation cost for future service that the Company has not yet recognized; and any "windfall" tax benefits that would be credited directly to shareholders' equity when the grant generates a tax deduction (or a reduction in proceeds if there is a charge to equity). For a further discussion on the Company's stock plans, see note 9, above.

The following data illustrates the data used in computing earnings per share and the effects on income and the weighted-average number of shares of potentially dilutive common stock for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Basic EPS:			
Net income available to common shareholders	$3,635,948	$4,611,572	$4,125,283
Weighted-average common shares outstanding	2,068,851	2,066,683	2,047,975
Basic EPS	$ 1.76	$ 2.23	$ 2.01
Diluted EPS:			
Net income available to common shareholders	$3,635,948	$4,611,572	$4,125,283
Weighted-average common shares outstanding	2,068,851	2,066,683	2,047,975
Diluted potential common shares	20	386	1,172
Weighted-average common shares and dilutive potential shares outstanding	2,068,871	2,067,069	2,049,147
Diluted EPS	$ 1.76	$ 2.23	$ 2.01

14. REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures, established by regulation to ensure capital adequacy, require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2008, the Company and the Bank met all capital adequacy requirements to which they are subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either 2008 or 2007.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total capital (to risk-weighted assets)						
Consolidated	$61,929,662	13.6%	≥$36,323,088	≥8.0%	N/A	N/A
Bank	$61,552,250	13.6%	≥$36,313,495	≥8.0%	≥$45,391,868	≥10.0%
Tier I capital (to risk-weighted assets)						
Consolidated	$57,136,680	12.6%	≥$18,161,544	≥4.0%	N/A	N/A
Bank	$56,806,892	12.5%	≥$18,156,747	≥4.0%	≥$27,235,121	≥6.0%
Tier I capital (to average assets)						
Consolidated	$57,136,680	10.0%	≥$22,934,915	≥4.0%	N/A	N/A
Bank	$56,806,892	9.9%	≥$22,918,851	≥4.0%	≥$28,648,563	≥5.0%
As of December 31, 2007:						
Total capital (to risk-weighted assets)						
Consolidated	$60,657,888	13.6%	≥$35,593,844	≥8.0%	N/A	N/A
Bank	$60,313,618	13.6%	≥$35,587,244	≥8.0%	≥$44,484,055	≥10.0%
Tier I capital (to risk-weighted assets)						
Consolidated	$55,754,463	12.5%	≥$17,796,922	≥4.0%	N/A	N/A
Bank	$55,485,085	12.5%	≥$17,793,622	≥4.0%	≥$26,690,433	≥6.0%
Tier I capital (to average assets)						
Consolidated	$55,754,463	9.5%	≥$23,573,565	≥4.0%	N/A	N/A
Bank	$55,485,085	9.4%	≥$23,557,576	≥4.0%	≥$29,446,969	≥5.0%

The Bank can pay dividends to the Company equal to the Bank's retained earnings which approximated $48,057,000 at December 31, 2008. However, such dividends are limited due to the capital requirements discussed above.

15. RELATED PARTY TRANSACTIONS

During the ordinary course of business, loans are made to executive officers, directors, greater than 5% shareholders and associates of such persons. These transactions are executed on substantially the same terms and at the rates prevailing at the time for comparable transactions with others. These loans do not involve more than the normal risk of collectibility or present other unfavorable features. A summary of loan activity with officers, directors, associates of such persons and shareholders who own more than 5% of the Company's outstanding shares is as follows:

	2008	2007	2006
Balance, beginning	$ 7,665,710	$ 9,028,873	$ 9,165,554
Adjustments for loans to individuals no longer officers, directors, associates or greater than 5% shareholders	—	(1,254,485)	—
Additions	1,696,194	1,261,950	1,600,137
Collections	(1,308,300)	(1,370,628)	(1,736,818)
Balance, ending	$ 8,053,604	$ 7,665,710	$ 9,028,873

Aggregate loans to directors and associates exceeding 2.5% of shareholders' equity included in the table above are as follows:

	2007	2006	2005
Number of persons	2	2	2
Balance, beginning	$7,196,079	$7,349,167	$7,446,933
Additions	1,090,044	793,049	2,312,295
Collections	(707,961)	(946,137)	(1,203,870)
Prior loan balances no longer exceeding threshold	—	—	(1,206,191)
Balance, ending	$7,578,162	$7,196,079	$7,349,167

As of December 31, 2008, 2007 and 2006, deposits from executive officers, directors and associates of such persons approximated $9,000,000, $8,100,000 and $7,876,000, respectively.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly results of operations for the years ended December 31, 2008, 2007 and 2006 (in thousands, except per share data):

2008	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 8,745	$ 8,613	$ 8,419	$ 8,184	$33,961
Interest expense	(4,198)	(3,670)	(3,540)	(3,276)	(14,684)
Net interest income	4,547	4,943	4,879	4,908	19,277
Provision for loan losses	—	(125)	(130)	(685)	(940)
Gain on sale of investment securities	1	7	17	—	25
Other-than-temporary impairment	—	—	(403)	(33)	(436)
Other income	1,295	1,259	1,231	1,204	4,989
Other expenses	(4,393)	(4,445)	(4,673)	(4,699)	(18,210)
Income before income taxes	1,450	1,639	921	695	4,705
Provision for income taxes	(361)	(435)	(180)	(93)	(1,069)
Net income	$ 1,089	$ 1,204	$ 741	$ 602	$ 3,636
Net income per share	$ 0.52	$ 0.59	$ 0.35	$ 0.30	$ 1.76

2007	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 8,632	$ 8,684	$ 8,892	$ 9,071	$35,279
Interest expense	(4,328)	(4,362)	(4,470)	(4,500)	(17,660)
Net interest income	4,304	4,322	4,422	4,571	17,619
Credit for loan losses	—	—	60	—	60
Other income	1,214	1,329	1,309	1,354	5,206
Other expenses	(4,113)	(4,087)	(4,189)	(4,248)	(16,637)
Income before income taxes	1,405	1,564	1,602	1,677	6,248
Provision for income taxes	(361)	(405)	(424)	(446)	(1,636)
Net income	$ 1,044	$ 1,159	$ 1,178	$ 1,231	$ 4,612
Net income per share	$ 0.51	$ 0.56	$ 0.57	$ 0.59	$ 2.23

2006	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$ 7,893	$ 8,371	$ 8,595	$ 8,671	$33,530
Interest expense	(3,663)	(4,106)	(4,281)	(4,311)	(16,361)
Net interest income	4,230	4,265	4,314	4,360	17,169
Provision for loan losses	(75)	(175)	(75)	—	(325)
Gain on sale of investment securities	—	—	—	1	1
Other income	1,129	1,084	1,136	1,172	4,521
Other expenses	(3,923)	(3,948)	(3,996)	(4,012)	(15,879)
Income before income taxes	1,361	1,226	1,379	1,521	5,487
Provision for income taxes	(329)	(288)	(349)	(396)	(1,362)
Net income	$ 1,032	$ 938	$ 1,030	$ 1,125	$ 4,125
Net income per share	$ 0.51	$ 0.45	$ 0.51	$ 0.54	$ 2.01

17. CONTINGENCIES

The nature of the Company's business generates litigation involving matters arising in the ordinary course of business. However, in the opinion of management of the Company after consulting with the Company's legal counsel, no legal proceedings are pending, which, if determined adversely to the Company or the Bank, would have a material effect on the Company's shareholders' equity or results of operations. No legal proceedings are pending other than ordinary routine litigation incident to the business of the Company and the Bank. In addition, to management's knowledge, no government authorities have initiated or contemplated any material legal actions against the Company or the Bank.

18. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2008, the Financial Accounting Standards Board (FASB) posted FASB Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets*, (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows, particularly as used to measure fair value in business combinations. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and is not expected to have a material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, *Determining Whether Instruments Granted in Share-Based Transactions Are Participating Securities,* (FSP EITF 03-6-1). The FASB determined in FSP EITF 03-6-1, that all outstanding unvested share-based payment awards that contain non-forfeitable rights to dividends are considered participating securities and shall be included in the computation of earning per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company will adopt FSP EITF 03-6-1 at the beginning of 2009 as required, with no expected impact on the Company's consolidated financial statements.

In February 2008, the FASB issued FSP 157-2, *Effective Date of FASB 157*, (FSP 157-2) which delays the effective date of FAS 157, *Fair Value Measurements*, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP 157-2 are effective for the Company on January 1, 2009. The Company is currently evaluating the impact that the adoption of FAS 157, as it pertains to nonfinancial assets and nonfinancial liabilities, will have on its consolidated financial statements.

In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies how management's internal assumptions and observable market information should be considered when measuring fair value in an inactive market and how market quotes should be considered when assessing the relevance of observable available data in measuring fair value. The adoption of FSP No. 157-3 did not have a material impact on the Company's consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). While FSP EITF 99-20-1 retains fair value as the measurement attribute for those other-than-temporarily impaired beneficial interests, the Company is not permitted to use market participant assumptions regarding future cash flows to assess other-than-temporary impairment. FSP EITF 99-20-1 requires the Company to update our interest income recognition any time it is probable that there is a favorable change in the estimated cash flows or an adverse change in estimated cash flows resulting in an other-than-temporary impairment. FSP EITF 99-20-1 would be applied prospectively to interim and annual reporting periods ending after December 15, 2008. The adoption of FSP EITF 99-20-1 will not have a material impact on our consolidated financial statements.

In November 2008, the FASB ratified the consensus reached by the EITF on Issue 08-6, *Equity Method Investment Accounting Considerations* (Issue 08-6). Under Issue 08-6, an entity shall measure its equity method investment initially at cost in accordance with Financial Accounting Standard (FAS) 141(R), *Business Combinations*. Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Accounting Principal Board Opinion 18, *The Equity Method of Accounting for Investments in Common Stock.* An equity method investor shall not separately test an investee's underlying assets for impairment. Share issuance by an investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment, with gain or loss recognized in earnings. Issue 08-6 is effective for the Company on January 1, 2009, and is not expected to have a material impact on the Company's consolidated financial statements.

19. PARENT COMPANY ONLY

The following is the condensed financial information for Fidelity D & D Bancorp, Inc. on a parent company only basis (in thousands):

Condensed Balance Sheets

	December 31, 2008	December 31, 2007
Assets:		
Cash	$ 2	$ 2
Investment in subsidiary	48,561	54,812
Securities available-for-sale	428	489
Other assets	10	—
Total	$49,001	$55,303
Liabilities and shareholders' equity:		
Liabilities	$ 40	$ 112
Shareholders' equity	48,961	55,191
Total	$49,001	$55,303

Condensed Income Statements

	Years ended December 31, 2008	2007	2006
Income:			
Equity in undistributed earnings of subsidiary	$ 1,337	$ 3,163	$2,972
Dividends from subsidiary	2,580	1,613	1,253
Other income	16	13	14
Total income	3,933	4,789	4,239
Operating expenses	446	267	163
Income before income taxes	3,487	4,522	4,076
Credit for income taxes	149	90	49
Net income	$ 3,636	$ 4,612	$4,125

Condensed Statements of Cash Flows

	Years ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$3,636	$4,612	$4,125
Adjustments to reconcile net income to net cash used in operations:			
Equity in earnings of subsidiary	(3,917)	(4,777)	(4,225)
Stock-based compensation expense	129	16	29
Deferred income tax benefit	(17)	(3)	—
Changes in other assets and liabilities, net	(43)	(10)	19
Net cash used in operating activities	(212)	(162)	(52)
Cash flows provided by investing activities:			
Dividends received from subsidiary	2,580	1,613	1,253
Purchases of securities available for sale	—	(50)	—
Net cash provided by investing activities	2,580	1,563	1,253
Cash flows from financing activities:			
Dividends paid, net of dividend reinvestment	(1,995)	(1,484)	(1,240)
Purchase of treasury stock	(430)	—	—
Withholdings to purchase capital stock	57	68	48
Net cash used in financing activities	(2,368)	(1,416)	(1,192)
Net (decrease) increase in cash	—	(15)	9
Cash, beginning	2	17	8
Cash, ending	$ 2	$ 2	$ 17

Item 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T): CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, an evaluation was carried out by the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations, and are operating in an effective manner. In addition, the SEC has extended the deadline for non-accelerated filers, such as the Company, for an auditor attestation on internal control over financial reporting to fiscal years ending after December 15, 2009. Furthermore, the Company made no changes in its internal controls over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, these controls during the last fiscal quarter ended December 31, 2008.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the

Company's Chief Executive Officer and Chief Financial Officer, and implemented in conjunction with management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2008, the Company maintained effective internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Item 9B: OTHER INFORMATION

None.

PART III

Item 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under Items 401 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 Annual Meeting of Shareholders to be filed with the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required under this section is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 Annual Meeting of Shareholders to be filed with the SEC.

Code of Ethics

The Company adopted a written code of ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer, which is available on our website at http://www.bankatfidelity.com through the Investor Relations link and then under the heading "Governance Documents." In addition, copies of our code of ethics will be provided to shareholders upon written request to Fidelity D & D Bancorp, Inc., Blakely and Drinker Streets, Dunmore, PA 18512 at no charge.

Item 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 annual meeting of shareholders to be filed with the SEC.

Item 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 annual meeting of shareholders to be filed with the SEC.

Item 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth above in Footnote No. 15 "Related Part Transactions," of

Part II, Item 8 "Financial Statements and Supplementary Data," and is also incorporated by reference herein to the information presented in the Company's definitive Proxy Statement for its 2009 annual meeting of shareholders to be filed with the SEC.

Item 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference herein, to the information presented in the Company's definitive Proxy Statement for its 2009 annual meeting of shareholders to be filed with the SEC.

PART IV

Item 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are included by reference in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm.
Consolidated Balance Sheets.
Consolidated Statements of Income.
Consolidated Statements of Changes in Shareholders' Equity.
Consolidated Statements of Cash Flows.
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, the data is not significant or the required information is shown in the respective financial statements or in the notes thereto or elsewhere herein.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as a part of this Form 10-K:

3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000.

3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007.

****10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

****10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant.*** Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.

****10.3 Registrant's 2000 Dividend Reinvestment Plan.*** Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001, by Post-Effective Amendment No. 2 on July 7, 2005 and by Registration Statement No. 333-152806 on Form S-3 filed on August 6, 2008.

****10.4 Registrant's 2000 Independent Directors Stock Option Plan.*** Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

****10.5 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan.*** Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

****10.6 Registrant's 2000 Stock Incentive Plan.*** Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.

****10.7 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan.*** Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007.

****10.8 Registrant's 2002 Employee Stock Purchase Plan.*** Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004.

****10.9 Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated July 30, 2004.*** Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on August 10, 2004.

****10.10 Amendment to the Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated November 4, 2005.*** Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on November 9, 2005.

****10.11 Change of Control Agreements with Salvatore R. DeFrancesco, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006.*** Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006.

****10.12 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007.*** Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007.

****10.13 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008.*** Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008.

****10.14 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008.*** Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008.

11 Statement regarding computation of earnings per share. Included herein in Note 13 "Earnings per Share," contained within the notes to consolidated financial statements, and incorporated herein by reference.

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data."

13 Annual Report to Shareholders. Incorporated by reference to the 2008 Annual Report to Shareholders filed with the SEC on Form ARS.

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Rule 13a-14(a) Certification of Principal Executive Officer, filed herewith.

31.2 Rule 13a-14(a) Certification of Principal Financial Officer, filed herewith.

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

(b) The exhibits required to be filed by this Item are listed under Item 15(a) 3, above.

(c) Not applicable.

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY D & D BANCORP, INC.
(Registrant)

Date: March 6, 2009

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

Date: March 6, 2009

By: /s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.,
Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

		DATE
By:	/s/ STEVEN C. ACKMANN Steven C. Ackmann, President and Chief Executive Officer	March 6, 2009
By:	/s/ SALVATORE R. DEFRANCESCO, JR. Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer	March 6, 2009
By:	/s/ SAMUEL C. CALI Samuel C. Cali, Chairman Emeritus and Director	March 6, 2009
By:	/s/ PATRICK J. DEMPSEY Patrick J. Dempsey, Chairman of the Board of Directors and Director	March 6, 2009
By:	/s/ JOHN T. COGNETTI John T. Cognetti, Secretary and Director	March 6, 2009
By:	/s/ MICHAEL J. MCDONALD Michael J. McDonald, Vice Chairman of the Board of Directors and Director	March 6, 2009
By:	/s/ DAVID L. TRESSLER David L. Tressler, Director	March 6, 2009
By:	/s/ MARY E. MCDONALD Mary E. McDonald, Assistant Secretary and Director	March 6, 2009
By:	/s/ BRIAN J. CALI Brian J. Cali, Director	March 6, 2009

Exhibit Index	Page
3(i) Amended and Restated Articles of Incorporation of Registrant. Incorporated by reference to Annex B of the Proxy Statement/Prospectus included in Registrant's Amendment 4 to its Registration Statement No. 333-90273 on Form S-4, filed with the SEC on April 6, 2000.	*
3(ii) Amended and Restated Bylaws of Registrant. Incorporated by reference to Exhibit 3(ii) to Registrant's Form 8-K filed with the SEC on November 21, 2007.	*
10.1 1998 Independent Directors Stock Option Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.	*
10.2 1998 Stock Incentive Plan of The Fidelity Deposit and Discount Bank, as assumed by Registrant. Incorporated by reference to Exhibit 10.2 of Registrant's Registration Statement No. 333-90273 on Form S-4, filed with the SEC on November 3, 1999.	*
10.3 Registrant's 2000 Dividend Reinvestment Plan. Incorporated by reference to Exhibit 4 to Registrant's Registration Statement No. 333-45668 on Form S-1, filed with the SEC on September 12, 2000 and as amended by Pre-Effective Amendment No. 1 on October 11, 2000, by Post-Effective Amendment No. 1 on May 30, 2001, by Post-Effective Amendment No. 2 on July 7, 2005 and by Registration Statement No. 333-152806 on Form S-3 filed on August 6, 2008.	*
10.4 Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.	*
10.5 Amendment, dated October 2, 2007, to the Registrant's 2000 Independent Directors Stock Option Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K filed with the SEC on October 4, 2007.	*
10.6 Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement No. 333-64356 on Form S-8 filed with the SEC on July 2, 2001.	*
10.7 Amendment, dated October 2, 2007, to the Registrant's 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed with the SEC on October 4, 2007.	*
10.8 Registrant's 2002 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement No. 333-113339 on Form S-8 filed with the SEC on March 5, 2004.	*
10.9 Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated July 30, 2004. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on August 10, 2004.	*
10.10 Amendment to the Complete Settlement Agreement and General Release between Michael F. Marranca, Registrant and The Fidelity Deposit and Discount Bank, dated November 4, 2005. Incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K filed with the SEC on November 9, 2005.	*
10.11 Change of Control Agreements with Salvatore R. DeFrancesco, Registrant and The Fidelity Deposit and Discount Bank, dated March 21, 2006. Incorporated by reference to Exhibit 99.2 to Registrant's Current Report on Form 8-K filed with the SEC on March 27, 2006.	*
10.12 Amended and Restated Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Steven C. Ackmann, dated July 11, 2007. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on July 13, 2007.	*

10.13 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Timothy P. O'Brien, dated January 3, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on January 10, 2008. *

10.14 Executive Employment Agreement between Fidelity D & D Bancorp, Inc., The Fidelity Deposit and Discount Bank and Daniel J. Santaniello, dated February 28, 2008. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2008. *

11 Statement regarding computation of earnings per share. Included herein Note 13, "Earnings per Share," contained within the Notes to Consolidated Financial Statements, and incorporated herein by reference. 74

12 Statement regarding computation of ratios. Included herein in Item 6, "Selected Financial Data". 15

13 Annual Report to Shareholders. Incorporated by reference to the 2008 Annual Report to Shareholders filed with the SEC on Form ARS. *

14 Code of Ethics. Incorporated by reference to the 2003 Annual Report to Shareholders on Form 10-K filed with the SEC on March 29, 2004. *

21 Subsidiaries of the Registrant. 89

23 Consent of Independent Registered Public Accounting Firm. 90

31.1 Rule 13a-14(a) Certification of Principal Executive Officer. 91

31.2 Rule 13a-14(a) Certification of Principal Financial Officer. 92

32.1 Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 93

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 94

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*Incorporated by Reference

Exhibit 21

Subsidiaries of the Registrant

Subsidiary	**State of Incorporation**
The Fidelity Deposit and Discount Bank	Pennsylvania

Exhibit 23

PARENTE RANDOLPH

The Power of Ideas

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in Fidelity D & D Bancorp, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission of our report dated March 6, 2009 relating to the consolidated financial statements of Fidelity D & D Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, which report appears in the Registrant's Annual Report to Shareholders for the year ended December 31, 2008.

Parente Randolph, LLC

Scranton, Pennsylvania
March 6, 2009

Exhibit 31.1

CERTIFICATION

I, Steven C. Ackmann, certify that:

1. I have reviewed this annual report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Salvatore R. DeFrancesco, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Fidelity D & D Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected , or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees, who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

By:/s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Steven C. Ackmann, President and Chief Executive Officer of the Company, certify, pursuant to Title 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 6, 2009

By: /s/ STEVEN C. ACKMANN
Steven C. Ackmann,
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fidelity D & D Bancorp, Inc. (the "Company") for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Salvatore R. DeFrancesco, Jr., Treasurer and Chief Financial Officer of the Company, certify, pursuant to Title 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. To my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Date: March 6, 2009

By: /s/ SALVATORE R. DEFRANCESCO, JR.
Salvatore R. DeFrancesco, Jr.
Treasurer and Chief Financial Officer

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Products and Services

Consumer Deposit Products
- Choice Relationship Checking
- Money Market Accounts
- Optimum Choice Savings
- Statement Savings Accounts
- Scholar Savings Accounts
- Fixed Rate or Variable Rate IRA Certificates of Deposit
- Christmas and All Purpose Club Accounts
- Certificates of Deposit

Consumer Loan Products
- Home Equity Loans
- Home Equity Line of Credit
- Mortgage Loans
- Construction Mortgages
- Auto Loans
- Personal Loans
- Student Loans
- Personal Line of Credit

Consumer Electronic Services
- Direct Deposit
- Fidelity Check Card
- Telephone Link
- On-Line Banking
- Web Bill Pay
- Electronic Statement Delivery

Business Deposit Products and Services
- Free Business Checking
- Business Interest Checking
- Community First Non-Profit Checking
- Corporate Checking
- IOLTA Checking Accounts
- Fidelity Muni-Choice Checking
- Money Market Accounts
- Savings Accounts
- Certificates of Deposit
- Fidelity At Work Program

Business Loan Products
- Commercial Loans
- Equipment Loans
- Lines of Credit
- Municipal Loans
- Community Development Loans
- Commercial/Equipment Leasing
- Commercial Mortgages
- Letters of Credit

Special Business Loan Programs
- SBA Loan Programs
- PEDFA Loans
- FHLB - BOB Program

Business Electronic Services
- Cash Manager
- Telephone Link
- On-Line Banking
- MasterCard®/Visa® Credit Card Processing
- Payroll Processing
- Business Check Card
- Business Line of Credit Card
- Remote Deposit
- Electronic Statement Delivery

Investment Services*
- Retirement Planning
- College Funding
- Estate Planning
- Life Insurance
- Annuities
- Mutual Funds
- Stocks & Bonds

Trust Services
- Corporate Trust Services
  - Bond Trustee
  - Paying Agent
  - Institutional Money Management
- Personal Trust
  - Revocable and Irrevocable Trusts
- Charitable Trusts
- Special Needs Trusts
- Testamentary Trusts
- Estate Settlement & Services
- Endowments
- Guardianships

Additional Bank Services
- Acceptance of County Real Estate Taxes
- Acceptance of Tax Payments for Business
- Series "EE" and "I" U.S. Savings Bonds
- Money Orders, Certified Checks, and Cashier Checks
- Wire Transfer Services
- Safe Deposit Services
- Direct Deposit Services

This Annual Report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. These factors include the possibility that increased demand or prices for the company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments and other risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission.

*Not FDIC insured. No Bank Guarantee. May Lose Value.



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